                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                            SUCCESS BANCSHARES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                6712                                 #36-3497644
  (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)


                              One Marriott Drive
                         Lincolnshire, Illinois  60069
                                (847) 634-4200

       (Address and Telephone Number of Principal Executive Offices and
                         Principal Place of Business)

                                Saul D. Binder
                     President and Chief Executive Officer
                           Success Bancshares, Inc.
                              One Marriott Drive
                         Lincolnshire, Illinois  60069
                                (847) 634-4200

           (Name, Address and Telephone Number of Agent for Service)

                Please address a copy of all communications to:


              Michael J. Gamsky                                                            Kurt W. Florian, Jr.
Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C.                                Lord, Bissell & Brook
       200 N. LaSalle Street, Suite 2100                                                  115 S. LaSalle Street
          Chicago, Illinois  60601                                                       Chicago, Illinois 60603
        Telephone No:  (312) 346-3100                                                 Telephone No:  (312) 443-1800
         Fax No:  (312) 621-1750                                                         Fax No:  (312) 443-0336

        Approximate Date of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / X /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
  TITLE OF EACH CLASS OF                                    AMOUNT          PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE REGISTERED                                 TO BE            OFFERING PRICE    AGGREGATE OFFERING     REGISTRATION
                                                          REGISTERED            PER UNIT                                FEE(2)
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value) ...........           1,380,000 shares(1)        $12.50            $17,250,000          $5,227
====================================================================================================================================

(1) Includes 180,000 shares of Common Stock subject to the additional subscription option and the over-allotment option.
(2)  The registration fee was previously paid.


        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



               SUBJECT TO COMPLETION DATED SEPTEMBER ___, 1997


PROSPECTUS                     1,200,000 SHARES

                           SUCCESS BANCSHARES, INC.

                                    [LOGO]

                                 COMMON STOCK

  Success Bancshares, Inc. (the "Company") is offering for sale, on a "best efforts" basis, up to 1,200,000 shares of its Common Stock, $0.001 par value per share (the "Common Stock"), at a price of $12.50 per share. Of these shares, 600,000 shares are being offered by the Company, on a "best efforts" basis, with the assistance of EVEREN Securities, Inc. (the "Selling Agent") in a Subscription and Community Offering (as defined herein) and 600,000 shares are being offered concurrently by the Selling Agent, on a "best efforts" basis, in a Public Offering (as defined herein). The shares being offered by the Company in the Subscription and Community Offering are being offered on a priority basis to shareholders of record of the Company as of September 15, 1997 ("Record Date Shareholders"), and to certain customers of Success National Bank, a majority owned subsidiary of the Company (the "Bank"), as of September 15, 1997 ("Record Date Customers"), in a subscription offering (the "Subscription Offering"). The highest priority will be given in the Subscription Offering to Record Date Shareholders placing purchase orders for shares of Common Stock offered hereby prior to Noon, Central Time, on October 15, 1997. While shares are being offered on a priority basis to eligible subscribers in the Subscription Offering, the Company is also concurrently offering Common Stock for sale to the general public in a direct community offering (the "Community Offering") with preference given to residents of the communities served by the Bank. The Subscription Offering and Community Offering are collectively referred to herein as the "Subscription and Community Offering." The Company reserves the right in its sole discretion, regardless of any priorities or preferences, to accept or reject orders in whole or in part in the Subscription and Community Offering, which will expire at Noon, Central Time, on October 28, 1997 (the "Expiration Date") and to terminate the Subscription and Community Offering prior to the Expiration Date. The minimum subscription for any investor in the Subscription and Community Offering is 200 shares, or $2,500. ONCE MADE, SUBSCRIPTIONS ARE IRREVOCABLE. The shares being offered concurrently by the Selling Agent in a Public Offering are being offered, on a "best efforts" basis, to the general public in an underwritten public offering (the "Public Offering") managed by the Selling Agent. The number of shares of Common Stock to be offered in the Subscription and Community Offering and the Public Offering is subject to adjustment as described herein. The Subscription and Community Offering and the Public Offering are referred to collectively herein as the "Offering." COMPLETION OF THE OFFERING IS NOT CONDITIONED UPON THE SALE OF ANY MINIMUM NUMBER OF SHARES IN EITHER THE SUBSCRIPTION AND COMMUNITY OFFERING OR THE PUBLIC OFFERING.


    Prior to this Offering there has been no public market for the Common Stock, and there can be no assurance that such a market will develop after completion of the Offering or, if developed, that it will be sustained. For information relating to the determination of the initial public offering price of the Common Stock, see "Terms of the Offering." The Company has applied to have its Common Stock approved for quotation on The Nasdaq National Market(SM) under the symbol "SXNB" subject to the completion of the Offering.

                             --------------------


       For information on how to subscribe for shares of Common Stock, please call the Stock Information Office at (800) 744-6248 and ask for an
                   EVEREN Securities, Inc. representative.


                             --------------------


 PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER
            "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS


      THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
           CORPORATION, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.


====================================================================================================================================
                                                                          SELLING AGENT
                                                                         COMMISSIONS AND                 PROCEEDS TO
                                           PRICE TO  PUBLIC               UNDERWRITING                    COMPANY(3)
                                                                          DISCOUNT(1)(2)
- ------------------------------------------------------------------------------------------------------------------------------------
Per Share .....................              $12.50                          $0.6562                        $11.8438
- ------------------------------------------------------------------------------------------------------------------------------------
Total(4)  .....................            $15,000,000                      $787,500                      $14,212,500
====================================================================================================================================


(1) The Company has agreed to indemnify the Selling Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Terms of the Offering."
(2) Of the up to 1,200,000 shares being offered, 600,000 shares are being offered by the Company on a "best efforts" basis with the assistance of the Selling Agent in a Subscription and Community Offering and 600,000 shares are being offered concurrently by the Selling Agent in a Public
     Offering. The number of shares of Common Stock to be offered in the Subscription and Community Offering and the Public Offering is subject to adjustment as described herein. Assumes all 1,200,000 shares are sold on this basis. Based upon negotiations between the Company and the Selling Agent, the Company has agreed to pay the Selling Agent a commission equal to 3.5% of the aggregate price of the shares sold directly by the Company in the Subscription and Community Offering and to allow the Selling Agent to purchase the number of shares to be offered in the Public Offering at the per share price to public less an underwriting discount of 7%.
(3) Before deducting expenses payable by the Company estimated to be approximately $650,000, including a maximum of $100,000 reimbursable to the Selling Agent for out-of-pocket expenses.

(4) Assumes no exercise of the additional subscription or over-allotment option and the sale of 600,000 shares by the Company in the Subscription and Community Offering and 600,000 shares by the Selling Agent in the Public Offering (although there is no minimum number of shares required to be sold). The Company may, in its sole discretion, increase the number of shares of Common Stock sold by up to an additional 15% of the number of shares sold in the Subscription and Community Offering to satisfy unfilled purchase orders (the "additional subscription option") and has granted to the Selling Agent an option, exercisable within 30 days of the completion date of the Public Offering, to purchase up to an additional 15% of the number of shares sold in the Public Offering at the price to public less underwriting discount for the purpose of covering over-allotments, if any (the "over-allotment option"). If the Company exercises the additional subscription option in full and the Selling Agent exercises the over-allotment option in full, the total price to public, Selling Agent commissions and underwriting discount, and proceeds to the Company will be $17,250,000, $905,625, and $16,344,375, respectively. See "Terms of the
     Offering."


                             --------------------

                           EVEREN SECURITIES, INC.
              The date of this Prospectus is _____________, 1997

                           SUCCESS BANCSHARES, INC.
                                    [LOGO]







                                    [MAP]

     CERTAIN PERSONS PARTICIPATING IN THE PUBLIC OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF COMMON STOCK TO COVER THE SYNDICATE SHORT POSITIONS.


     IN CONNECTION WITH THE PUBLIC OFFERING, CERTAIN PERSONS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Company's Consolidated Financial Statements, including the accompanying notes, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Company's additional subscription option or the Selling Agent's over-allotment option and (ii) gives effect to a 1.7-for-1 stock split effected on July 30, 1997 (the "stock split"). Pro forma information gives effect to the reorganization of the capital structure of the Company consisting of (a) the increase in the authorized number of shares of Common Stock to 7,500,000, (b) the changing of the par value of each share of Common Stock to $0.001, (c) the conversion of all of the outstanding shares of the Company's Series B Preferred Stock into 91,104 shares of Common Stock (post stock split), (d) the conversion of all of the outstanding shares of the Company's Class A Common Stock into 171,745 shares of Common Stock (post stock split), (e) the conversion of the aggregate outstanding principal amount of the Company's 1992 9% Convertible Subordinated Debentures (the "1992 Debentures") into 234,582 shares of Common Stock (post stock split), and (f) the conversion of the aggregate outstanding principal amount of the Company's 1995 15% and 17% Convertible Subordinated Notes (the "1995 Notes") into 92,400 shares of Common Stock (post stock split) (collectively, the "Reorganization"). The Reorganization was completed in July, 1997, except for the conversion of the 1992 Debentures and 1995 Notes which will be effected as of the closing date of the Offering. Prospective investors should carefully consider the matters set forth in "Risk Factors."


                                 THE COMPANY

     Success Bancshares, Inc., a Delaware corporation (the "Company"), is a bank holding company headquartered in Lincolnshire, Illinois with total assets of over $300 million at June 30, 1997. Through its majority owned subsidiary, Success National Bank (the "Bank"), the Company engages in full service community banking. The Bank is also headquartered in Lincolnshire, Illinois, located approximately 35 miles north of downtown Chicago, and has seven branch offices serving individuals and small-to-medium-sized businesses in communities in the north and northwest suburbs of Chicago and the north side of Chicago. These banking facilities, all of which have been established since 1991, are located in Deerfield (2), Libertyville, Lincolnwood, Chicago (Lincoln Park), Arlington Heights and Northbrook, Illinois.

     The Bank was founded in 1973 with an initial equity investment of $3 million. In 1982, an investment group, including Saul D. Binder, the current President and Chief Executive Officer of the Company and the Bank, purchased majority control of the Bank, which at that time had one location and $10 million in total assets. In 1986, the Company was organized as a holding company for the Bank and a majority of the Bank's shareholders exchanged their shares of Bank capital stock for shares of Company capital stock. The Company currently owns 100% of the Bank's outstanding preferred stock and 92% of the Bank's outstanding common stock.

     The Company provides community banking services to individuals, small-to-medium-sized businesses, local governmental units and institutional clients primarily in the Northern Chicagoland area. These services include traditional checking, NOW, money market, savings and time deposit accounts, as well as a number of innovative deposit products targeted to specific market segments. The Bank offers home equity, home mortgage, commercial real estate, commercial and consumer loans, safe deposit facilities and other innovative and traditional services specially tailored to meet the needs of customers in its target markets. The Company's goal is to continue to offer innovative, attractive financial products to businesses and individuals in its market area. In May, 1996, the Bank became one of the first banks in its market area to go on-line with its own home page on the World Wide Web (http://www.successbank.com). The Bank's home page enables consumers to access information regarding branch locations, deposit and loan rates and economic forecasts. The Bank recently introduced its Success for Seniors account to compete with the high cost reverse mortgage products of its competitors. This new product combines a high rate of interest NOW account with a 20 year home equity line of credit and the added flexibility of a Visa Gold card.

     As a community bank, the Bank stresses personalized service, local decision making, quick customer response and strong relationships with business, civic and community organizations. Management believes this marketing and service approach enables the Bank to compete effectively with the money center, super regional and regional banks that have a presence in its target markets. By continuing to offer quality service, management expects to be able to expand the Bank's base of core deposits and to expand loan growth among its commercial and retail customers.

     The Company's goal is to continue to grow the assets of the Bank and increase profitability while maintaining strong credit quality. To achieve this goal, the Company's strategic plan is to continue to focus on providing a high level of service to its core customers while expanding its market share in its target markets. Key elements of the Company's strategic plan include:

     - MAINTAINING STRONG LOCAL PRESENCE AND LOCAL DECISION MAKING AUTHORITY. The Company believes that its local presence and focus on local decision making provides the Bank with the competitive advantage of being able to tailor products and services to meet the needs of the customers and communities in its target markets, to make decisions for customers quickly, and to enjoy the symbiotic benefits of investing and participating in its community.

     - PROVIDING A HIGH LEVEL OF SERVICE THROUGH QUALITY EMPLOYEES. The Company intends to compete with larger institutions by providing a high level of individualized service and responsiveness. To provide this individualized personal service, the Company emphasizes the recruiting and training of competent and highly motivated employees who are able to make decisions and quickly respond to customers' needs.

     - POSITIONED FOR CONTROLLED MARKET EXPANSION. The Company will pursue disciplined growth in its target markets by opening branches in areas where management believes local residents and small-to-medium-sized businesses would benefit from a community banking alternative. The Company's strategic plan also includes selectively acquiring other financial institutions in its target markets.

     - INCREASING ITS PORTFOLIO OF HIGH QUALITY LOANS. The Company is committed to maintaining strong credit quality while increasing income as the Company grows.

     - FOCUSING ON CORE CUSTOMERS. The Company believes that focusing on establishing and maintaining long-term relationships with individuals and small-to-medium-sized businesses in its target markets will result in growth and increased profitability.

     - CREATING INNOVATIVE AND NICHE PRODUCTS. The Company intends to continue developing innovative loan and deposit products. The Company also intends to continue developing lending niches which generate loan growth and service its target markets.

     The Company's executive offices are located at One Marriott Drive, Lincolnshire, Illinois 60069, and its telephone number is (847) 634-4200.

                                  THE OFFERING


COMMON STOCK OFFERED IN THE
    OFFERING  . . . . . . . . . . . .     1,200,000 shares



COMMON STOCK TO BE OUTSTANDING
    AFTER THE OFFERING  . . . . . . .     2,759,949 shares(1)


PRICE TO PUBLIC . . . . . . . . . . .     $12.50 per share

USE OF PROCEEDS . . . . . . . . . . .     The Company intends to use the net
                                            proceeds from the sale of shares of
                                            Common Stock offered hereby to
                                            repay all or a portion of the
                                            amount outstanding under the
                                            Company's $8 million revolving line
                                            of credit. At July 30, 1997,
                                            approximately $7.4 million of
                                            indebtedness was outstanding under
                                            the line of credit.  The Company
                                            intends to contribute any remaining
                                            net proceeds to the capital of the
                                            Bank to support continued growth of
                                            the Bank's loan portfolio.




SUBSCRIPTION OFFERING . . . . . . . .     600,000 shares of Common Stock are
                                            being offered by the Company on a
                                            priority basis to shareholders of
                                            record of the Company as of
                                            September 15, 1997, and to certain
                                            customers of the Bank as of
                                            September 15, 1997. The highest
                                            priority will be given to those
                                            Record Date Shareholders placing
                                            purchase orders prior to Noon,
                                            Central Time, on October 15, 1997.





COMMUNITY OFFERING  . . . . . . . . .     While shares are being offered on a
                                            priority basis to eligible
                                            subscribers in the Subscription
                                            Offering, the Common Stock is also
                                            being concurrently offered by the
                                            Company for sale to the general
                                            public in a direct community
                                            offering with a preference given
                                            to residents of the communities
                                            served by the Bank.  For a
                                            description of the communities
                                            served by the Bank, see "Business
                                            -- Market."  The Public Offering
                                            is being conducted concurrently
                                            with the Subscription and
                                            Community Offering.  Depending on
                                            market demand, the Company and the
                                            Selling Agent may determine to
                                            increase or decrease the number of
                                            shares of Common Stock to be
                                            offered in the Subscription and
                                            Community Offering relative to the
                                            Public Offering. COMPLETION OF THE
                                            SUBSCRIPTION AND COMMUNITY
                                            OFFERING IS NOT CONDITIONED UPON
                                            THE SALE OF ANY MINIMUM NUMBER OF
                                            SHARES IN THE SUBSCRIPTION AND
                                            COMMUNITY OFFERING OR THE PUBLIC
                                            OFFERING.





SUBSCRIPTION AND COMMUNITY
    OFFERING PERIOD   . . . . . . . .     The Subscription and Community
                                            Offering will terminate at Noon,
                                            Central Time, on October 28, 1997,
                                            unless extended by the Company.






PUBLIC OFFERING . . . . . . . . . . .     600,000 shares of Common Stock are
                                            being offered, on a "best efforts"
                                            basis, concurrently with the
                                            Subscription and Community
                                            Offering by the Selling Agent  to
                                            the general public in an
                                            underwritten Public Offering.
                                            Depending on market demand, the
                                            Company and the Selling Agent may
                                            determine to increase or decrease
                                            the number of shares of Common
                                            Stock to be offered in the Public
                                            Offering relative to the
                                            Subscription and Community
                                            Offering. Although 600,000
                                              shares of Common Stock are being
                                              offered by the Selling Agent to
                                              the general public in the Public
                                              Offering, the Selling Agent is not
                                              obligated pursuant to the Agency
                                              Agreement  to purchase any of the
                                              shares of Common Stock offered in
                                              the Public Offering.  Completion
                                              of the Public Offering will be
                                              subject to the execution of a
                                              public offering acknowledgment
                                              (the "Public Offering
                                              Acknowledgment") pursuant to which
                                              the Company and the Selling Agent
                                              agree that the Agency Agreement
                                              will constitute the underwriting
                                              agreement between the Company and
                                              the Selling Agent for purposes of
                                              the Public Offering.  Subject to
                                              the terms and conditions contained
                                              in the Public Offering
                                              Acknowledgment, the Selling Agent
                                              will agree to purchase from the
                                              Company and the Company will agree
                                              to sell to the Selling Agent a
                                              specified number of shares of
                                              Common Stock to be offered to the
                                              general public in the Public
                                              Offering.  The Company and the
                                              Selling Agent currently anticipate
                                              that the Public Offering
                                              Acknowledgment will be executed
                                              within five business days
                                              following the termination of the
                                              Subscription and Community
                                              Offering.  Whether the Public
                                              Offering Acknowledgment is
                                              executed and the Public Offering
                                              is completed will depend upon,
                                              among other factors, the market
                                              conditions then prevailing and the
                                              then-current financial condition
                                              of the Company. The number of
                                              shares of Common Stock to be sold
                                              in the Public Offering will be
                                              determined by the Selling Agent
                                              and the Company. COMPLETION OF THE
                                              PUBLIC OFFERING IS NOT CONDITIONED
                                              UPON THE SALE OF ANY MINIMUM
                                              NUMBER OF SHARES IN THE PUBLIC
                                              OFFERING OR THE SUBSCRIPTION AND
                                              COMMUNITY OFFERING.



ADDITIONAL-SUBSCRIPTION AND OVER-
    ALLOTMENT OPTIONS   . . . . . . . .     The Company may, in its sole
                                              discretion, increase the number of
                                              shares of Common Stock sold by up
                                              to an additional 15% of the number
                                              of shares sold in the Subscription
                                              and Community Offering to satisfy
                                              unfilled purchase orders (the
                                              "additional subscription option").
                                              In addition, the Company has
                                              granted to the Selling Agent an
                                              option, exercisable within 30 days
                                              of the completion date of the
                                              Public Offering, to purchase up to
                                              an additional 15% of the number of
                                              shares sold in the Public Offering
                                              (the "over-allotment option").





PROCEDURES FOR ORDERING SHARES OF
    COMMON STOCK IN THE SUBSCRIPTION
    AND COMMUNITY OFFERING  . . . . . .     Record Date Shareholders, Record
                                              Date Customers and other
                                              interested investors in the
                                              Subscription and Community
                                              Offering must return to the
                                              Company the accompanying original
                                              Stock Order Form (facsimile copies
                                              and photocopies will not be
                                              accepted) and a fully executed
                                              Certification Form, along with
                                              full payment (or appropriate
                                              instructions for authorizing a
                                              withdrawal from a deposit account
                                              at the Bank) at $12.50 per share
                                              for all shares subscribed for or
                                              ordered prior to Noon, Central
                                              Time, on October 28, 1997. The
                                              minimum subscription for any
                                              investor is 200 shares, or $2,500.

                                            To receive the highest priority in
                                              the Subscription Offering, Record
                                              Date Shareholders must place
                                              purchase orders prior to Noon,
                                              Central Time, on October 15, 1997.
                                              The Company reserves the right in
                                              its sole discretion, regardless of
                                              priorities or preferences, to
                                              accept or reject orders in whole
                                              or in part in the Subscription and
                                              Community Offering and to
                                              terminate the Subscription and
                                              Community Offering prior to the
                                              Expiration Date. Subscription
                                              proceeds will be held in a
                                              non-interest bearing escrow
                                              account at the Bank pending
                                              closing of the Offering. ONCE
                                              MADE, SUBSCRIPTIONS ARE
                                              IRREVOCABLE. COMPLETION OF THE
                                              SUBSCRIPTION AND COMMUNITY
                                              OFFERING IS NOT CONDITIONED UPON
                                              THE SALE OF ANY MINIMUM NUMBER OF
                                              SHARES IN THE OFFERING. Delivery
                                              of certificates evidencing the
                                              shares will be made either
                                              directly to purchasers of the
                                              shares or through the facilities
                                              of the Depository Trust Company as
                                              soon as practicable following
                                              completion of the Offering. See
                                              "Terms of the Offering" for
                                              complete instructions for ordering
                                              shares and terms and conditions of
                                              the Subscription and Community
                                              Offering.



DIVIDEND POLICY . . . . . . . . . . .       The Company intends to retain
                                              future earnings for the operation
                                              and expansion of its business and
                                              does not anticipate paying cash
                                              dividends on the Common Stock in
                                              the foreseeable future.  See
                                              "Dividend Policy."




PROPOSED NASDAQ NATIONAL MARKET(SM)
  SYMBOL  . . . . . . . . . . . . . .       SXNB

- -------------
(1) Assuming 1,200,000 shares of Common Stock are sold in the Offering. Excludes 170,000 shares of Common Stock reserved for issuance under the Success Bancshares, Inc. 1995 Stock Option Plan (the "1995 Stock Option Plan") and 115,090 shares reserved for issuance pursuant to options granted prior to the implementation of the 1995 Stock Option Plan. There are currently 153,340 options outstanding, including options outstanding under the 1995 Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management -- Stock Option Plans." The weighted average exercise price per share for all of the currently outstanding options is $5.02. Of the currently outstanding options, 127,840 are currently exercisable at a weighted average price of $4.79 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   The summary consolidated financial and other data should be read in conjunction with the Company's Consolidated Financial Statements, including the accompanying notes, appearing elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for interim periods are not necessarily indicative of results to be expected during the remainder of the year or for any future period.



                                                          SIX MONTHS
                                                        ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                                  -----------------------  --------------------------------------------------------
                                                      1997        1996         1996       1995       1994       1993        1992
                                                  ----------   ----------  ----------  ----------  ----------  ---------  ---------
STATEMENT OF INCOME DATA:

   Interest income  . . . . . . . . . . . . . .   $   11,215   $    9,568  $   19,850  $   18,675  $   14,619  $  10,960  $   9,952
   Interest expense   . . . . . . . . . . . . .        5,725        4,806      10,020       9,886       7,221      5,016      4,794
                                                  ----------   ----------  ----------  ----------  ----------  ---------  ---------
       Net interest income  . . . . . . . . . .        5,490        4,762       9,830       8,789       7,398      5,944      5,158
   Provision for loan losses  . . . . . . . . .          228          128         310         207         250        220        315
                                                  ----------   ----------  ----------  ----------  ----------  ---------  ---------
      Net interest income after provision for
        loan losses . . . . . . . . . . . . . .        5,262        4,634       9,520       8,582       7,148      5,724      4,843
   Other operating income   . . . . . . . . . .        3,913        3,299       7,149       6,004       5,007      5,501      4,561
   Other operating expenses   . . . . . . . . .        8,620        7,481      15,630      13,342      12,016     10,144      8,217
   Minority interest in income of
        subsidiary bank . . . . . . . . . . . .            7           13          23          47          58         79        129
                                                  ----------   ----------  ----------  ----------  ----------  ---------  ---------
      Income before taxes   . . . . . . . . . .          548          439       1,016       1,197          81      1,002      1,058
   Income tax expense (benefit)   . . . . . . .          188           92         233         260        (182)       176        285
                                                  ----------   ----------  ----------  ----------  ----------  ---------  ---------
      Net income  . . . . . . . . . . . . . . .   $      360   $      347  $      783  $      937  $      263  $     826  $     773
                                                  ==========   ==========  ==========  ==========  ==========  =========  =========
COMMON SHARE DATA(1):
   Earnings per common and common
        equivalent share
      Primary   . . . . . . . . . . . . . . . .   $     0.29   $     0.30  $     0.66  $     0.89  $     0.25  $   0.87   $   0.84
      Fully diluted   . . . . . . . . . . . . .         0.29         0.30        0.66        0.86        0.25      0.84       0.82
   Book value(2)  . . . . . . . . . . . . . . .         9.35         8.52        8.99        7.48        5.83      7.27       6.14
   Weighted average common and common
        equivalent shares outstanding              1,239,388    1,150,971   1,182,286   1,057,461   1,032,253   952,441    923,812
PRO FORMA COMMON SHARE DATA(1)(3):
   Earnings per common and common
        equivalent share
      Primary   . . . . . . . . . . . . . . . .   $     0.29               $     0.62
      Fully diluted   . . . . . . . . . . . . .         0.29                     0.62
   Book value   . . . . . . . . . . . . . . . .         8.85                     8.59
   Weighted average common and common
        equivalent shares outstanding . . . . .    1,622,615                1,585,837


                                                          JUNE 30,                              DECEMBER 31,
                                                  -----------------------  -------------------------------------------------------
                                                      1997         1996        1996        1995       1994       1993       1992
                                                  ----------   ----------  ----------  ----------  ---------  ---------  ---------
BALANCE SHEET DATA:
   Loans, net . . . . . . . . . . . . . . . . .   $  230,075   $  176,872  $  203,299  $  171,135  $ 139,491  $ 109,224  $  88,072
   Total assets . . . . . . . . . . . . . . . .      305,955      253,031     276,349     251,338    222,809    190,677    143,695
   Deposits . . . . . . . . . . . . . . . . . .      268,236      222,690     245,105     227,308    204,171    162,676    132,155
   Borrowings, including repurchase                   24,386       19,261      18,975      14,395     11,174     19,644      4,319
      agreements  . . . . . . . . . . . . . . .
   Shareholders' equity(4)  . . . . . . . . . .        9,758        8,823       9,234       7,366      5,625      6,276      5,108


                                                                                        June 30, 1997
                                                             -----------------------------------------------------------------------
                                                                                              PRO FORMA          PRO FORMA
                                                             ACTUAL       PRO FORMA(3)     AS ADJUSTED(3)(5)   AS ADJUSTED(3)(6)
                                                             ------       ------------    -----------------   ----------------------

         BALANCE SHEET DATA:
            Loans, Net   . . . . . . . . . . . . . . .    $   230,075     $  230,075         $  230,075        $     230,075
            Total Assets   . . . . . . . . . . . . . .        305,955        305,955            307,996              315,102
            Deposits   . . . . . . . . . . . . . . . .        268,236        268,236            268,236              268,236
            Borrowings, Including Repurchase
            Agreements . . . . . . . . . . . . . . . .         24,386        21,219              16,804               16,804
            Shareholders' Equity   . . . . . . . . . .          9,758        12,925              19,382               26,488


                                                                 SIX MONTHS
                                                                 ENDED JUNE 30,(10)             YEAR ENDED DECEMBER 31,
                                                               -------------------- ------------------------------------------------
                                                               1997      1996       1996     1995       1994       1993       1992
                                                               ----      ----       ----     ----       ----       ----       ----

         PERFORMANCE DATA:
            Net Interest Margin(7)   . . . . . . . . .          4.19%     4.26%      4.25%     4.14%     4.14%      4.38%      4.50%
            Return On Average Assets   . . . . . . . .          0.25      0.28       0.31      0.40      0.13       0.53       0.59
            Return On Average Equity(8)  . . . . . . .          7.58      8.52       9.09     15.78      4.58      14.97      15.35
            Loans to Deposits  . . . . . . . . . . . .         85.77     79.43      82.94     75.29     68.32      67.14      66.64
            Average Equity To Average Assets   . . . .          3.28      3.30       3.36      2.54      2.81       3.53       3.87

         ASSET QUALITY RATIOS:


            Non-Performing Loans To Total Loans(9)   .          0.49%     0.22%      0.06%     0.37%     0.27%      1.25%      1.07%
            Non-Performing Assets To Total Assets  . .          0.37      0.16       0.04      0.25      0.17       0.72       0.88
            Allowance For Loan Losses To Total Loans            0.70      0.70       0.70      0.70      0.71       0.78       0.73
            Non-Performing Loans To
               Allowance For Loan Losses   . . . . . .         70.10     31.75       8.28     53.74     38.10     160.35     146.37
            Net Loan Charge-offs To Average Loans  . .          0.02      0.06       0.04      0.01      0.08       0.01       0.24
         Other:
            Branch Offices   . . . . . . . . . . . . .             7         7          7         7         5          4          2
            Full-Time Equivalent Employees   . . . . .           143       139        144       150       120        114         73


________________


NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

(1)     Common share data has been restated to reflect the stock split.

(2) Book value per share is calculated using total shareholders' equity plus stock owned by Employee Stock Ownership Plan ("ESOP") participants, net of ESOP loan, divided by shares outstanding at end of period.

(3)     The pro forma information reflects the completion of the Reorganization.


(4) The decrease in shareholders' equity from $6,276 in 1993 to $5,625 in 1994 is primarily attributable to the implementation of SFAS 115 Accounting for Certain Investments in Debt and Equity Securities on December 31, 1993. The unrealized net loss on securities available-for-sale, net of tax declined $1.7 million during 1994, and was recorded as a reduction in shareholders' equity.



(5) Adjusted to reflect the Offering (assuming the sale of 1,200,000 shares and net proceeds of $13.6 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of $4.4 million of the net proceeds to repay the amount outstanding under the Company's revolving line of credit. See "Use of Proceeds."



(6) Adjusted to reflect the Offering (assuming the sale of 600,000 shares and net proceeds of $6.5 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of $4.4 million of the net proceeds to repay the amount outstanding under the Company's revolving line of credit. See "Use of Proceeds."


(7) Net interest income on a tax-equivalent basis divided by average interest earning assets.


(8)     Net income divided by average equity.



(9) Non-performing loans consist of non-accrual loans and loans contractually past due 90 days or more and still accruing.


(10)    All interim periods have been annualized.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors associated with the ownership of Common Stock together with the other information contained in this Prospectus.

IMPACT OF BRANCH OPENINGS AND ACQUISITIONS ON PROFITABILITY


     The Company's recent historical results have been impacted by the opening of its branch banking facilities. Each of the various branch facilities was newly opened by the Company within the past six years, including the Arlington Heights branch which opened in September, 1997. While management believes that the Company has demonstrated significant success to date in deposit generation and will likely continue to increase its loans-to-deposits ratio as loan origination activities increase, the level of reported net income and return on average assets for the Company will in the near term continue to be impacted by start-up costs associated with these branching operations. Management believes that new branch facilities typically require 18 to 30 months of operation before becoming profitable, due to the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding assets. The Company intends to expand in its target markets by establishing additional branches. To the extent the Company undertakes additional branching, the Company is likely to continue to experience the effects of higher operating expenses relative to operating income from the new branches, which may limit increases in profitability. The Company's ability to expand by establishing new branch offices is dependent on its ability to identify advantageous branch office locations and generate new deposits and loans from those locations that will create an acceptable level of net income for the Company. There can be no assurance the Company will be able to successfully establish additional branches.


     Although the Company has expanded through establishing new branch offices in the past, the Company's strategic plan also includes selectively acquiring other financial institutions in its target markets. There can be no assurance that potential acquisitions will be available on terms acceptable to the Company or that the required regulatory approval of any proposed acquisitions will be obtained. There can also be no assurance that the Company will be able to successfully operate and manage any business that it does acquire so as to maintain or increase profitability.

ADVERSE IMPACT OF ECONOMIC CONDITIONS


     Economic conditions beyond the Company's control may have a significant impact on the Company's operations, including changes in net interest income. Examples of such conditions include: (i) the strength of credit demand by customers; (ii) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (iii) changes in the general levels of interest rates, including changes resulting from the monetary activities of the Board of Governors of the Federal Reserve System (the "Federal Reserve").



     Economic growth in the Company's market area is dependent upon the local economy. Adverse changes in the economy of the Chicago metropolitan area would likely impair the Bank's ability to gather deposits and could otherwise have a negative effect on its business, including the demand for new loans, the ability of customers to repay loans and the value of the collateral pledged to the Bank. See "Business of the Company - Competition" and "- Market."


CREDIT RISK; ALLOWANCE FOR LOAN LOSSES

     There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions including those in the Company's local market area, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of the collateral. The Company's allowance for loan losses is established in consultation with management of the Bank and is maintained at a level considered adequate by management to absorb anticipated loan losses. The Company has not experienced any significant charge-offs since 1992. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control, and such losses may exceed current estimates.

Management uses the best information available to it and draws upon many years of banking experience in establishing the allowance for loan losses. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

EFFECT OF INTEREST RATES

     Like most banks, the Bank realizes income primarily from the spread between interest earned on loans and investments and the interest paid on deposits and borrowings. It is expected that the Bank, from time to time, will experience "gaps" in the interest rate sensitivities of its assets and liabilities, meaning that either its interest bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to the Bank's position, the "gap" will work against the Bank and its earnings may be negatively affected. Management actively monitors the interest rate sensitivities of the assets and liabilities of the Bank in an effort to prevent any gaps from approaching imprudent levels.

COMPLIANCE WITH REGULATORY CAPITAL REQUIREMENTS/EFFECT ON GROWTH


     The Federal Reserve has established certain minimum risk-based capital standards that apply to bank holding companies and the Office of the Comptroller of the Currency (the "OCC") has established certain minimum risk-based capital standards for national banks. As of June 30, 1997, the Company and the Bank equaled or exceeded all capital adequacy requirements except that the Company's actual total capital to risk weighted assets ratio ("Tier 2 Ratio") was below the minimum ratio established by the Federal Reserve of 8.0%. As of June 30, 1997, the Company's actual Tier 2 Ratio was 7.31% and its total capital was $15.1 million which was $1.3 million less than the minimum amount required by the Federal Reserve. The Company's pro forma Tier 2 Ratio, reflecting the completion of the Reorganization, is 7.95%. As of June 30, 1997, the most recent notification from the OCC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. The growth of the Company and the Bank in the past has been, and may in the future be, constrained by these capital adequacy requirements. The Offering is being undertaken in part to ensure that the Company and the Bank meet all applicable capital requirements to enable the Company to continue its growth. However, there can be no assurance that after the Offering, the Company and/or the Bank will continue to be in compliance with all of the applicable regulatory capital requirements. Bank holding companies and/or banks which are not in compliance with the applicable capital requirements may be subject to significant operating restrictions including, among other restrictions, restrictions on the payment of dividends and incurring additional indebtedness. Any imposition of such operating restrictions on the Company and/or the Bank could have an adverse effect on the Company's growth and its financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Supervision and Regulation."


RELIANCE ON KEY PERSONNEL

     The Company's success to date has been influenced strongly by its ability to attract and to retain senior management experienced in providing community banking services. The Company's ability to retain the management team of the Bank, and, as the Company grows, to attract and retain qualified additional senior and middle management will continue to be important to successful implementation of the Company's strategy. Currently, the Company is the beneficiary under a key-man life insurance policy on Saul D. Binder, President and Chief Executive Officer of the Company and the Bank, in the amount of $1.0 million. Mr. Binder has also entered into an employment agreement with the Company. Steven A. Covert, Executive Vice President and Chief Financial Officer of the Company, has entered into an Executive Severance Agreement with the Company. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company's business and financial results.

NO ASSURANCE THAT THE OFFERING WILL BE COMPLETED


     Of the up to 1,200,000 shares offered hereby, 600,000 shares are being offered by the Company with the assistance of the Selling Agent on a "best efforts" basis in a Subscription and Community Offering and 600,000 shares are being offered concurrently by the Selling Agent on a "best efforts" basis in a Public Offering. The number of shares of Common Stock to be offered in the Subscription and Community Offering and the Public Offering is subject to adjustment as described herein. Neither completion of the Subscription and Community

Offering nor the Public Offering is conditioned upon the sale of any minimum number of shares, and the number of shares actually issued may be substantially less than the maximum 1,200,000 shares offered hereby. If the Company and the Selling Agent determine to increase the number of shares of Common Stock to be sold in the Public Offering, the Company would incur increased costs attributable to an increase in the underwriting discount. See "Terms of the Offering -- Plan of Distribution for the Subscription, Community and Public Offerings." If the Offering is completed with a materially fewer number of shares of Common Stock issued and/or the payment of additional selling costs, the net proceeds would be reduced from the amounts set forth herein. A lower level of capitalization may limit the Company's ability to implement elements of its strategic plan.

RISK OF DELAYED OFFERING


   Once made, subscriptions are irrevocable. Though the Company anticipates completing the Offering as soon as practicable following the Expiration Date, the Company has reserved the right to extend the Offering until December 1, 1997. Accordingly, investors placing purchase orders in the Subscription and Community Offering, including any extensions thereof, are placed at the risk of
(i) foregoing potential investment income and having subscription funds unavailable as a result of subscription funds being placed in a non-interest bearing escrow account, and/or (ii) having holds placed on deposit accounts at the Bank as a result of account withdrawal authorizations used as payment for shares subscribed.


COMPETITION

   The Company is headquartered in Lincolnshire, Illinois, a suburb of Chicago, which is located in Lake County. The Company currently conducts its business from its main office and seven branch offices, all of which are located in the north and northwest suburbs of Chicago and the north side of Chicago. The Company faces significant competition both in making loans and in attracting deposits. Most of the Company's mortgage loans are secured by properties located in Cook and Lake Counties. The Chicago metropolitan area has a high density of financial institutions, many of which have a state-wide or regional presence, and, in some cases, a national presence, and all of which are competitors of the Company to varying degrees. The Company's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies and insurance companies. Many of the Company's non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national banks. As a result, such non-bank competitors have advantages over the Company in providing certain services. The Company's most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions, many of which are significantly larger than the Company and, therefore, have greater financial and marketing resources than those of the Company. The Company faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies. Such competition may limit the growth and profitability of the Company in the future. See "Business -- Market and Competition."

SUBSTANTIAL CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS


   After the Offering, assuming none of them purchase additional shares in the Offering, the directors, executive officers and certain key employees of the Company will in aggregate own approximately 18.2% of the issued and outstanding shares of Common Stock (assuming 1,200,000 shares are sold in the Offering) and are likely to continue to exercise substantial control over the Company's affairs. See "Principal Shareholders."


SUBSTANTIAL AND IMMEDIATE DILUTION


   The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will be subject to immediate dilution of $2.84 per share in pro forma net tangible book value. See "Dilution."


POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE


   Sale of a substantial number of shares of Common Stock in the public market, whether by purchasers in this Offering or other shareholders of the Company, could adversely affect the prevailing market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities.

There will be 2,759,949 shares of Common Stock outstanding immediately after completion of the Offering (assuming 1,200,000 shares are sold in the Offering), 2,749,619 of which will be freely tradeable in the public market, subject in certain cases to the volume and other limitations set forth in Rule 144 promulgated under Securities Act of 1933, as amended (the "Securities Act"), and certain 180-day lock-up agreements with the Selling Agent. See "Shares Eligible for Future Sale."


CERTAIN ANTI-TAKEOVER PROVISIONS


     Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), by-laws (the "By-Laws"), and the Delaware General Corporation Law ("DGCL") may have the effect of impeding the acquisition or control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the board of directors of the Company (the "Board of Directors"). Certain provisions will also render the removal of the current Board of Directors or management of the Company more difficult. Among other provisions, the Company's Certificate of Incorporation and By-Laws include the authorization of "blank check" preferred stock, a staggered board of directors, limiting the filling of Board of Directors vacancies to the Board of Directors, requiring advance notice with respect to shareholder proposals and director nominations and requiring an 80 percent vote of the shareholders to amend certain anti-takeover provisions in the Certificate of Incorporation and By-Laws. See "Description of Capital Stock."


NO DIVIDENDS

     The Company has not paid any cash dividends on its Common Stock to date and does not intend to pay such cash dividends in the foreseeable future. The Company intends to retain earnings to finance the development and expansion of its business. The Company is also subject to restrictions on the payment of dividends under its revolving line of credit agreement. In addition, the Company's ability to pay dividends in the future is dependent upon its receipt of dividends paid to it by the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. See "Dividend Policy."

SUPERVISION AND REGULATION

Bank holding companies and national banks operate in a highly regulated environment and are subject to supervision and examination by federal regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (together with the regulations issued thereunder, the "BHC Act"), and to regulation and supervision by the Federal Reserve. The Bank, as a national bank that is a member of the Federal Reserve System and insured by the Federal Deposit Insurance Corporation (the "FDIC"), is subject to the primary regulation and supervision of the OCC, and secondarily, of the FDIC. Federal laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits, and restrictions on dividend payments. The OCC and the FDIC possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by national banks, and the Federal Reserve possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which the Company and the Bank may conduct business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in monetary or legislative policies may affect the interest rates the Bank must offer to attract deposits and the interest rates it must charge on its loans, as well as the manner in which it offers deposits and makes loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks, including the Bank. See "Supervision and Regulation."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. The Company has applied to have its Common Stock approved for quotation on The Nasdaq National Market(SM), subject to the completion of the Offering. There can be no assurance that an active trading market will develop or, if developed, will be sustained upon completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, announcements of new products by the Company or its competitors, legislative or regulatory changes, general trends in the industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of the common stock of many companies for reasons frequently unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. Securities recently issued in an initial public offering are particularly susceptible to volatility based on the short term trading strategies of certain investors. See "Terms of the Offering."

                                USE OF PROCEEDS


   The net proceeds to the Company from the sale of 1,200,000 shares of Common Stock in this Offering are estimated to be approximately $13.6 million (assuming (i) 600,000 shares are sold in the Subscription and Community Offering; (ii) 600,000 shares are sold in the Public Offering; and (iii) no exercise of the additional subscription option or the over-allotment option) after deducting estimated offering expenses and Selling Agent commissions and underwriting discount of approximately $1.4 million. If the Company sells 600,000 shares of Common Stock in this Offering, the net proceeds to the Company are estimated to be approximately $6.5 million (assuming (i) 300,000 shares are sold in the Subscription and Community Offering; (ii) 300,000 shares are sold in the Public Offering; and (iii) no exercise of the additional subscription option or the over-allotment option) after deducting estimated offering expenses and Selling Agent commissions and underwriting discount of approximately $1 million. The shares of Common Stock in both the Subscription and Community Offering and the Public Offering are being offered on a "best efforts" basis and, accordingly, there is no requirement or assurance that the Company will sell a specified minimum number of shares of Common Stock in the Offering.



   The Company will use the net proceeds of the Offering to repay all or a portion of the amount outstanding under the Company's $8 million revolving line of credit. At July 30, 1997, approximately $7.4 million of indebtedness was outstanding under the line of credit. Borrowings under the line of credit bear interest at the lender's prime rate and interest is payable quarterly. The lender's prime rate was 8.5% at July 30, 1997. The line of credit is secured by a pledge of the common stock and preferred stock of the Bank owned by the Company. Loans drawn on the line of credit mature on June 15, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company intends to contribute any remaining net proceeds of the Offering to the capital of the Bank to support continued growth of the Bank's loan portfolio.



   Once repaid, the unused portion of the revolving line of credit will remain available and the Company may use the line for future borrowings from time to time for general corporate purposes, including continued growth of the Bank, for future branch office openings and for potential future acquisitions of other financial institutions; however, no general corporate purpose has been specifically identified by the Company at this time and the Company has no arrangements, agreements or understandings concerning specific acquisitions.


                                DIVIDEND POLICY


   The Company has not previously paid any cash dividends on the Common Stock. The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company is also subject to restrictions on the payment of dividends under its revolving line of credit agreement. In the future, any declaration and payment of dividends on the Common Stock will depend upon the Company's results of operations, general financial condition, capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other factors which the Company's Board of Directors may consider relevant. The Company's principal source of funds to pay dividends on the Common Stock will be cash dividends the Company receives from the Bank. Should the Bank declare a dividend on its common stock, a pro rata portion of such dividend would be required to be paid to the Bank's minority shareholders. The Bank has in the past and intends to continue to pay dividends only on its preferred stock, all of which is owned by the Company. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supervision and Regulation."

                                 CAPITALIZATION


     The following table sets forth the Company's consolidated capitalization as of June 30, 1997, (i) on a historical basis; (ii) on a pro forma basis, giving effect to the Reorganization; (iii) on a pro forma basis, giving effect to Offering (assuming the sale of 600,000 shares and net proceeds of $6.5 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of the net proceeds therefrom as described under "Use of Proceeds"; and (iv) on a pro forma basis, giving effect to the Offering (assuming the sale of 1,200,000 shares and net proceeds of $13.6 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of the net proceeds therefrom as described under "Use of Proceeds". The shares of Common Stock in both the Subscription and Community Offering and the Public Offering are being offered on a "best efforts" basis and, accordingly, there is no requirement or assurance that the Company will sell a specified minimum number of shares of Common Stock in the Offering. This data should be read in conjunction with the financial statements of the Company included elsewhere in this Prospectus.



                                                                                             JUNE 30, 1997
                                                                      ---------------------------------------------------------
                                                                                                     PRO FORMA       PRO FORMA
                                                                                                    AS ADJUSTED     AS ADJUSTED
                                                                        ACTUAL     PRO FORMA(1)      (600,000       (1,200,000
                                                                                                       SHARES)         SHARES)
                                                                      ----------  -------------    ------------    -------------
                                                                                         (DOLLARS IN THOUSANDS)
Short-Term Debt....................................................    $ 18,140      $ 18,140        $  13,725       $   13,725
Long-Term Debt:
  Federal Home Loan Bank advances..................................       3,079         3,079            3,079            3,079
  9% Convertible Subordinated Debentures...........................       2,012            --               --               --
  15% and 17% Convertible Subordinated Notes.......................       1,155            --               --               --
                                                                         ------        ------         --------        ---------
    Total Long-Term Debt...........................................       6,246         3,079            3,079            3,079
Minority interest in subsidiary bank...............................         538           538              538              538
Stock owned by Employee Stock Ownership Plan ("ESOP")
  participants, net of ESOP loan, Series B Preferred Stock,
  $1.00 par value, 100,000 shares authorized, 53,918 shares
  issued and outstanding actual; no shares of preferred stock issued and outstanding pro forma and pro forma as adjusted;
  Common Stock, $0.001 par value, no shares issued and
  outstanding actual,  91,660 shares issued and outstanding pro
  forma and pro forma as adjusted..................................         800           800              800              800
Shareholders' Equity:
  Preferred stock, $25.00 par value, 14,774 shares authorized, no shares issued and outstanding actual; $0.001 par value,
    1,000,000 shares authorized; no shares issued and
    outstanding pro forma and pro forma as adjusted................          --            --               --               --
  Common Stock, $1.00 par value, 1,000,000 shares authorized,
    960,282 shares issued and outstanding actual; $0.001 par
    value, 7,500,000 shares authorized, 1,459,010 shares
    issued and outstanding pro forma; 2,059,010 shares issued and outstanding pro forma as adjusted (600,000 shares);
    2,659,010 shares issued and outstanding pro forma as adjusted
    (1,200,000 shares)(2)..........................................         960             2                3                3
  Class A Common Stock, $1 par value, 1,000,000 shares authorized,
    115,500 shares issued and outstanding actual; no shares issued
    and outstanding pro forma and pro forma as adjusted............         116            --               --               --
Additional paid-in capital.........................................       4,869         9,110           15,566           22,672
Retained earnings..................................................       4,298         4,298            4,298            4,298
                                                                         ------        ------         --------        ---------
  Total before unrealized loss on securities.......................      10,243        13,410           19,867           26,973
Unrealized loss on securities, net of tax..........................        (485)         (485)            (485)            (485)
                                                                         ------        ------         --------        ---------
  Total shareholders' equity.......................................       9,758        12,925           19,382           26,488
                                                                         ------        ------         --------        ---------
Total capitalization...............................................    $ 17,342      $ 17,342        $  23,799       $   30,905
                                                                         ======        ======         ========        =========
Capital ratios:
  Leverage (4.00% required minimum)(3).............................        4.00%         5.09%            7.27%            9.48%
  Risk-based capital(4)
    Tier 1 (4.00% required minimum)................................        5.62%         7.16%           10.23%           13.35%
    Tier 2 (8.00% required minimum)................................        7.31%         7.95%           11.01%           14.12%

- --------------
(1)  The pro forma information reflects the completion of the Reorganization.
(2) Excludes 9,350 shares of Common Stock issued to Directors in July, 1997, pursuant to the exercise of stock options granted as part of the Company's Director Stock Option Program. Also excludes 170,000 shares of Common Stock reserved for issuance under the 1995 Stock Option Plan and 115,090 shares reserved for issuance pursuant to options granted before the implementation of the 1995 Stock Option Plan. There are currently outstanding 153,340 options outstanding, including options outstanding under the 1995 Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management -- Stock Option Plans." The weighted average exercise price per share for all of the currently outstanding options is $5.02. Of the currently outstanding options, 127,840 are currently exercisable at a weighted average price of $4.79.
(3) Leverage ratio is defined as Tier 1 capital (as defined in the regulations) as a percent of total average assets. See "Supervision and Regulation."

(4) The pro forma risk-based capital ratios have been computed assuming the net proceeds of the Offering, after payment of the Company's indebtedness, are invested in assets carrying a risk-weight that is equivalent to the Company's average risk-weight at June 30, 1997. See "Supervision and Regulation."

                                   DILUTION


   The pro forma net tangible book value of the Company as of June 30, 1997 (after giving effect to the Reorganization and the exercise of outstanding options to purchase 153,340 shares of Common Stock) was $13.7 million or approximately $8.51 per pro forma share of Common Stock. "Pro forma net tangible book value" is defined as the pro forma total shareholders' equity of the Company less intangible assets. "Pro forma net tangible book value per share" is determined by dividing the pro forma net tangible book value of the Company by the number of outstanding pro forma shares of Common Stock.



   Assuming, and after giving effect to, the sale of the 1,200,000 shares of Common Stock offered hereby (after deducting the estimated Selling Agent commissions and underwriting discount and offering expenses), the Company's pro forma net tangible book value as of June 30, 1997, would have been $27.3 million or $9.66 per pro forma share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.15 per share to the existing shareholders, and an immediate dilution of $2.84 per share to investors who purchase shares of Common Stock in the Offering. "Dilution" is the difference between the offering price per share and the pro forma net tangible book value per share as adjusted for the Offering.



   Assuming, and after giving effect to, the sale of the 600,000 shares of Common Stock offered hereby (after deducting the estimated Selling Agent commissions and underwriting discount and offering expenses), the Company's pro forma net tangible book value as of June 30, 1997, would have been $20.2 million or $9.09 per pro forma share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $0.58 per share to the existing shareholders, and an immediate dilution of $3.41 per share to investors who purchase shares of Common Stock in the Offering.



   The following table illustrates the per share dilution as of June 30, 1997 assuming, and giving effect to, the sale of 600,000 shares and 1,200,000 shares, respectively, which is determined by subtracting the pro forma net tangible book value per share after the Offering from the price paid by a new investor.




                                                                            600,000 SHARES                  1,200,000 SHARES
                                                                       ------------------------       ---------------------------
Initial public offering price per share (1) .....................                      $  12.50                          $  12.50
  Pro forma net tangible book value per share
    as of June 30, 1997 (2)......................................      $    8.51                       $    8.51
                                                                        --------
  Increase in pro forma net tangible book value
    per share attributable to payments by new
    investors (3)................................................           0.58                            1.15
                                                                        --------                        --------
  Pro forma net tangible book value per share
    after offering...............................................                          9.09                              9.66
                                                                                        -------                           -------
  Dilution of pro forma net tangible book value
    per share to new investors...................................                      $   3.41                          $   2.84
                                                                                        =======                           =======




__________________

(1) Before deducting the estimated Selling Agent commissions and underwriting discount and offering expenses.


(2) Based on the number of pro forma shares of Common Stock outstanding as of June 30, 1997.


(3) After deducting estimated Selling Agent commissions and underwriting discount and offering expenses.




      The following table sets forth on a pro forma basis as of June 30, 1997 (after giving effect to the Reorganization), the number of shares purchased from the Company, the total consideration paid and the average price per share paid by: (i) existing shareholders and (ii) investors in the Offering (before deducting the estimated Selling Agent commissions and underwriting discount and offering expenses):


                                                        NUMBER OF SHARES                  TOTAL                AVERAGE PRICE PER
                                                           PURCHASED                   CONSIDERATION                 SHARE
                                                        ----------------               -------------           -----------------
Existing shareholders(1)  . . . . . . . . . . . . .     $   1,550,670                   $  9,912,000           $      6.39
New investors . . . . . . . . . . . . . . . . . . .         1,200,000                     15,000,000                 12.50




__________________
(1) Excludes 9,350 shares of Common Stock issued to Directors in July, 1997, pursuant to the exercise of stock options granted as part of the Company's Director Stock Option Program. Also excludes 170,000 shares of Common Stock reserved for issuance under the 1995 Stock Option Plan and 115,090 shares reserved for issuance pursuant to options granted before the implementation of the 1995 Stock Option Plan. There are currently outstanding 153,340 options outstanding, including options outstanding under the 1995 Stock Option Plan, each of which entitles the holder thereof to purchase one share of Common Stock. See "Management -- Stock Option Plans." The weighted average exercise price per share for all of the currently outstanding options is $5.02. Of the currently outstanding options, 127,840 are currently exercisable at a weighted average price of $4.79.

                            TERMS OF THE OFFERING


GENERAL


   The Company is offering for sale on a "best efforts" basis up to 1,200,000 shares of its Common Stock at a price of $12.50 per share. Of these shares, 600,000 shares are being offered by the Company on a "best efforts" basis with the assistance of the Selling Agent in a Subscription and Community Offering and 600,000 shares are being offered concurrently by the Selling Agent on a "best efforts" basis in a Public Offering. The number of shares of Common Stock to be offered in the Subscription and Community Offering and the Public Offering is subject to adjustment as described herein. The Company has entered into an agency agreement (the "Agency Agreement") with the Selling Agent. Subject to the terms and conditions set forth in the Agency Agreement, the Selling Agent has agreed to act as the Company's agent and, on a "best efforts" basis, to assist the Company with the solicitation of purchase orders for 600,000 shares in the Subscription and Community Offering. The Selling Agent has also agreed in the Agency Agreement to offer 600,000 shares on a "best efforts" basis in the Public Offering.


SUBSCRIPTION AND COMMUNITY OFFERING


   The Subscription Offering. Of the 1,200,000 shares offered, 600,000 shares are being offered on a priority basis to shareholders of the Company as September 15, 1997 ("Record Date Shareholders"), and to certain customers of the Bank as of September 15, 1997 ("Record Date Customers"). The highest priority will be given to those Record Date Shareholders placing purchase orders prior to Noon, Central Time, on October 15, 1997.



   The Community Offering. While 600,000 shares are being offered on a priority basis to eligible subscribers in the Subscription Offering, the Common Stock is also being concurrently offered by the Company for sale to the general public, with a preference being given to residents of the communities served by the Bank.



   Unless extended by the Company, the Subscription and Community Offering will terminate at Noon, Central Time, on October 28, 1997. The Public Offering is being conducted concurrently with the Subscription and Community Offering. Depending on market demand, the Company and the Selling Agent may determine to increase or decrease the number of shares of Common Stock to be offered in the Subscription and Community Offering relative to the Public Offering. The Company reserves the right in its sole discretion, notwithstanding the priorities and preferences described above, to accept or reject in whole or in part orders in the Subscription and Community Offering.


   Procedures for Subscribing for Common Stock in the Subscription and Community Offering. The Company will mail, hand deliver, or make available at its offices Prospectuses and related subscription documents (the "Stock Order Forms" and the "Certification Forms"). In accordance with Rule 15c2-8 of the Exchange Act, to ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date.


   Record Date Shareholders, Record Date Customers, and other investors interested in subscribing for shares of Common Stock in the Subscription and Community Offering must return to the Company a properly completed original Stock Order Form (facsimile copies and photocopies will not be accepted) and a fully executed Certification Form along with full payment (or appropriate instructions for authorizing a withdrawal from a deposit account at the Bank) at $12.50 per share for all shares subscribed for or ordered prior to Noon, Central Time, on October 28, 1997. To receive preference in the Subscription Offering, Record Date Shareholders must place purchase orders prior to Noon, Central Time, on October 15, 1997. Original Stock Order Forms and Certification Forms accompany this Prospectus. In order to ensure that prospective investors are properly identified as to their stock purchase priorities, Record Date Shareholders and Record Date Customers must provide the identifying information requested on the Stock Order Forms. The minimum subscription for any investor is 200 shares, or $2,500.



   Payment for shares of Common Stock must be made by check, bank draft or money order drawn upon a United States bank payable to "Success Bancshares, Inc." or by withdrawal authorization from a deposit account at the Bank. Wire transfers will not be accepted. Payment by non-certified personal check will be considered received only upon clearance, and the Company in its sole discretion may reject subscriptions for which funds have not cleared at the Expiration Date. Payments made by check, bank draft, or money order will be placed in a non-interest bearing escrow account at the Bank until completion or termination of the Subscription and Community Offering. The Stock Order Form contains blanks to authorize deposit withdrawals as payment for shares subscribed, and such deposit accounts will be charged on the day the order is received for the amount of the subscription and proceeds placed in a non-interest bearing escrow account at the Bank until completion or termination of the Subscription and Community Offering. To the extent subscription orders are filled, the foregoing escrow account will be charged as of the closing date of the Offering against issuance of certificates evidencing ownership of the shares of Common Stock. In the event subscription orders are not filled, or are accepted only in part, or if the Subscription and Community Offering is terminated or extended beyond December 1, 1997, unaccepted subscription funds placed in escrow will be returned to subscribers without interest.



   The methods of delivery of Stock Order Forms, Certification Forms and payment for shares are at the election and risk of Record Date Shareholders, Record Date Customers, and other prospective investors. The Company recommends that such parties deliver in person to the Bank or its branch offices the properly completed original Stock Order Form along with the fully executed Certification Form and full payment in advance of the Expiration Date. Alternatively, such parties may mail them in the pre-addressed, postage-prepaid business reply envelope accompanying the Prospectus, allowing for sufficient time for delivery of the mail to the Company and the clearance of any non-certified personal checks prior to the Expiration Date.



   Once made, subscriptions are irrevocable. Completion of the Subscription and Community Offering is not conditioned upon the sale of any minimum number of shares in either the Subscription and Community Offering or the Public Offering. See "Risk Factors -- No Assurance that the Offering will be Completed."



   All questions concerning the timeliness, validity, form, and eligibility of Stock Order Forms received will be determined by the Company in its sole discretion, including the absolute right of the Company to reject any order in whole or part in the Subscription and Community Offering without assigning any reason therefor. The Company may, in its sole discretion, permit the correction of incomplete or improperly executed Stock Order Forms or waive the Expiration Date receipt deadline but does not represent that it will do so. The Company assumes no responsibility to provide, nor will it incur any liability for failure to give, notification of any defect or irregularity in connection with the submission of Stock Order Forms. The Company also reserves the right in its sole discretion to terminate the Subscription and Community Offering prior to the Expiration Date.



   Prospective investors with questions or needing assistance concerning the procedures for subscribing for shares of Common Stock should call the Stock Information Office at (800) 744-6248 and ask for an EVEREN Securities, Inc. representative.


   Limitations on Purchase of Shares. Record Date Shareholders, Record Date Customers and other prospective investors in the Subscription and Community Offering must subscribe for at least 200 shares. In addition, no subscription orders will be accepted from parties or groups which, when combined with any current holdings of Common Stock, would cause any undue concentration of ownership control as determined by the Company in its sole discretion. There can be no assurance that Common Stock will be available to satisfy all subscription orders, and the Company reserves the absolute right to allocate available shares in its sole discretion.

   Delivery of Certificates. Purchasers may elect to receive certificates evidencing ownership of shares purchased in the Subscription and Community Offering or to have delivery of such shares made in book entry form through the facilities of The Depository Trust Company ("DTC"), New York, New York. Share certificates or confirmations of delivery to DTC will be delivered, along with any refund due, by U.S. mail, postage-prepaid, directly to the purchasers at the address indicated on the Stock Order Form as soon as practicable following completion of the Offering. Until share certificates are available and delivered to purchasers or the delivery to DTC is effected, purchasers may be unable to sell the shares of Common Stock purchased by them.

THE PUBLIC OFFERING


   Concurrently with the Subscription and Community Offering, 600,000 shares are being offered on a "best efforts" basis to the general public in an underwritten Public Offering managed by the Selling Agent. Depending on market demand, the Company and the Selling Agent may determine to increase or decrease the number of shares of Common Stock to be offered in the Public Offering relative to the Subscription and Community Offering. Although

600,000 shares of Common Stock are being offered by the Selling Agent to the general public in the Public Offering, the Selling Agent is not obligated pursuant to the Agency Agreement to purchase any of the shares of Common Stock offered in the Public Offering. Completion of the Public Offering will be subject to the execution of a public offering acknowledgement (the "Public Offering Acknowledgement") pursuant to which the Company and the Selling Agent agree that the Agency Agreement will constitute the underwriting agreement between the Company and the Selling Agent for purposes of the Public Offering. Subject to the terms and conditions contained in the Public Offering Acknowledgment, the Selling Agent will agree to purchase from the Company and the Company will agree to sell to the Selling Agent a specified number of shares of Common Stock offered to the general public in the Public Offering. The Company and the Selling Agent currently anticipate that the Public Offering Acknowledgement will be executed within five business days following the termination of the Subscription and Community Offering. Whether the Public Offering Acknowledgement is executed and the Public Offering is completed will depend upon, among other factors, the market conditions then prevailing and the then-current financial condition of the Company. The number of shares of Common Stock to be sold in the Public Offering will be determined by the Selling Agent and the Company. Completion of the Public Offering is not conditioned upon the sale of any minimum number of shares in the Public Offering or the Subscription and Community Offering.


PLAN OF DISTRIBUTION

   Subscription and Community Offering. The Company, pursuant to the terms of the Agency Agreement, engaged the Selling Agent as a financial and marketing adviser in connection with the Offering. The Selling Agent has agreed to use its "best efforts" to assist the Company with the solicitation of subscriptions and purchase orders for shares of Common Stock in the Subscription and Community Offering. Pursuant to the Agency Agreement, the Selling Agent will provide the Company certain financial and marketing advice regarding the structure of the Offering and sale of the Common Stock; prepare certain marketing documents ancillary to the Prospectus; establish, staff, and manage a Stock Information Office to solicit purchase orders for the Common Stock and provide technical and administrative support; and conduct informational meetings for prospective investors. The Agency Agreement does not obligate the Selling Agent to take or purchase any of the shares of Common Stock. As compensation for the foregoing services, the Company will pay the Selling Agent 3.5% of the aggregate price of the shares of Common Stock sold directly by the Company in the Subscription and Community Offering. The Company will also reimburse the Selling Agent for certain out-of-pocket expenses (including fees and expenses of the Selling Agent's counsel) up to a maximum of $100,000. The Company has also agreed to indemnify the Selling Agent against certain liabilities, including civil liabilities arising under the Securities Act, or to contribute to certain payments made in respect thereof. The Company may, in its sole discretion, increase the number of shares of Common Stock sold by up to an additional 15% of the number of shares sold in the Subscription and Community Offering to satisfy unfilled purchase orders.


   Public Offering. The Company, pursuant to the terms of the Agency Agreement, has also retained the Selling Agent to serve as the underwriter, on a "best efforts" basis, of the Public Offering. Concurrently with the Subscription and Community Offering, the Selling Agent will commence the Public Offering. The Agency Agreement does not obligate the Selling Agent to purchase any of the shares of Common Stock offered in the Public Offering. Completion of the Public Offering will be subject to the execution of the Public Offering Acknowledgement by the Company and the Selling Agent. The Company has also agreed to indemnify the Selling Agent against certain liabilities, including civil liabilities arising under the Securities Act, or to contribute to certain payments made in respect thereof. The Public Offering Acknowledgement will provide that the Selling Agent will offer a specified number of shares to the general public at the offering price per share set forth on the cover page hereof and purchase such shares from the Company at such price less an underwriting discount of 7.0%. The number of shares to be purchased by the Selling Agent from the Company in the Public Offering will be determined by the Company and the Selling Agent on the date that the Public Offering Acknowledgment is executed. In the Public Offering Acknowledgement, the Company will also grant the Selling Agent an option, exercisable within 30 days of the completion of the Public Offering, to purchase up to an additional 15% of the shares sold in the Public Offering to cover over-allotments, if any, at the same price as would be paid by the Selling Agent for the other shares purchased pursuant to the Public Offering Acknowledgement. The Selling Agent will exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered in the Public Offering. It is expected that delivery of the shares of Common Stock purchased in the Public Offering will be made through the facilities of DTC within four business days of the execution of the Public Offering Acknowledgement.

   The Company has been advised by the Selling Agent that it may offer the Common Stock to certain dealers at $12.50 per share, less a concession not in excess of $0.53 per share of Common Stock. The Selling Agent may allow, and such dealers may reallow, a concession not in excess of $0.10 per share of Common Stock to certain other brokers or dealers. After the Public Offering, the price per share, concession and reallowance to brokers or dealers may be changed by the Selling Agent. The Selling Agent has informed the Company that it does not intend to confirm sales to accounts over which it exercises discretionary authority.

   Completion of the Public Offering of the Common Stock is subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Selling Agent and subject to withdrawal, cancellation or modification of the offer without notice. The Selling Agent reserves the right to reject any order for the purchase of the Common Stock.

DETERMINATION OF INITIAL OFFERING PRICE

   The initial offering price of the Common Stock has been determined by the Company and the Selling Agent based on a number of factors including prevailing market and economic conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business and operations, an assessment of the Company's management, and the consideration of the foregoing factors in relation to market valuations of generally comparable companies.

                                   BUSINESS

THE COMPANY

     The Company provides community banking services to individuals, small-to-medium-sized businesses, local governmental units and institutional clients primarily in the Northern Chicagoland area. These services include traditional checking, NOW, money market, savings and time deposit accounts, as well as a number of innovative deposit products targeted to specific market segments. The Bank offers home equity, home mortgage, commercial real estate, commercial and consumer loans, safe deposit facilities and other innovative and traditional services specially tailored to meet the needs of customers in its target markets. The Company's goal is to continue to offer innovative, attractive financial products to businesses and individuals in its market area. In May, 1996, the Bank became one of the first banks in its market area to go on-line with its own home page on the World Wide Web (http://www.successbank.com). The Bank's home page enables consumers to access information regarding branch locations, deposit and loan rates and economic forecasts. The Bank recently introduced its Success for Seniors account to compete with the high cost reverse mortgage products of its competitors. This new product combines a high rate of interest NOW account with a 20 year home equity line of credit and the added flexibility of a Visa Gold card.

   As a community bank, the Bank stresses personalized service, local decision making, quick customer response and strong relationships with business, civic and community organizations. Management believes this marketing and service approach enables the Bank to compete effectively with the money center, super regional and regional banks that have a presence in its target markets. By continuing to offer quality service, management expects to be able to expand the Bank's base of core deposits and to expand loan growth among its commercial and retail customers.

STRATEGY

   The Company's goal is to continue to grow the assets of the Bank and increase profitability while maintaining strong credit quality. To achieve this goal, the Company's strategic plan is to continue to focus on providing a high level of service to its core customers while expanding its market share in its target markets of the north and northwest suburbs of Chicago and the north side of Chicago. Key elements of the Company's strategic plan include:

    * MAINTAIN STRONG LOCAL PRESENCE AND LOCAL DECISION MAKING AUTHORITY. The Company intends to maintain its strong local presence in the communities it serves through personal service, local decision making, quick consumer response and strong relationships with local business, civic and community organizations. This strong local presence combined with the Company's focus on local decision making differentiates it from larger financial institutions with national or regional markets that have branches in the Company's target markets. The Company believes that its local presence and focus on local decision making provide the Bank with the competitive advantage of being able to tailor products and services to meet the needs of the customers and communities within its target markets, to make decisions for customers quickly and to enjoy the symbiotic benefits of investing and participating in its community.

    *            PROVIDING A HIGH LEVEL OF SERVICE THROUGH QUALITY EMPLOYEES.
A cornerstone of the Company's strategy is to provide customers with quality products and services delivered through traditional and state-of-the-art systems, while making highly responsive and personalized attention to customer service the priority in all of its operations. The rapid pace of consolidation in the financial services industry has led to the disenchantment of many individuals and small businesses with the perceived lower level of service offered by the resulting larger institutions. The Company intends to capitalize on this negative perception by providing a high level of individualized service and responsiveness. The Company believes that providing this individualized service depends on competent and highly motivated employees who are able to make decisions and quickly respond to customers' needs. To ensure professional servicing of commercial and retail customers of the Bank, the Company emphasizes the recruiting and training of such employees at all levels of the organization. The Company expects that a well- trained, motivated and loyal staff will produce the maximum personal contact needed to understand and meet customer needs and preferences.

      * POSITIONED FOR CONTROLLED MARKET EXPANSION. The Company believes that there are significant opportunities to grow its deposit and loan base in its target markets. In anticipation of such opportunities, the Company has invested in structuring an organization that is capable of handling a much larger scope of operations. New systems and quality personnel have been put in place so that new branches may be opened in a cost effective manner.
Management believes that opening new branches is an efficient means for the Company to gain market share. The Company will pursue disciplined growth in its target markets by opening branches in areas where management believes local residents and small-to-medium-sized businesses would benefit from a community banking alternative. Following an industry trend, the Company will continue to pursue branching opportunities at non-traditional outlets. The Company recently entered into an agreement with Butera Finer Foods to establish a branch banking facility in Butera's Golf/Mill store in Niles, Illinois. Although the Company has expanded through establishing new branch offices in the past, the Company's strategic plan also includes selectively acquiring other financial institutions in its target markets.

     * INCREASING ITS PORTFOLIO OF HIGH QUALITY LOANS. The Company's policy is to respond to all creditworthy segments of its target markets as a key to its long-term success. The Company makes an active effort to determine the credit needs of the communities in its target markets, including low and moderate income areas and individuals, and to evaluate the products it offers and the design of those products to determine whether it is effectively responding to such communities. The Bank adheres to strict underwriting standards in its loan origination activities and loans in excess of certain specified lending limits are subject to approval by the Bank's loan committee or, in certain circumstances, by the full board of the Bank. The Board of Directors and loan committee of the Bank, which include a number of persons who also serve as directors of the Company, review the loan portfolio on a monthly basis to assess loan quality. In addition to the internal review process, independent external review of the loan portfolio is provided by the examinations conducted by regulatory authorities, independent public accountants in connection with their annual audit, and a loan review performed by an independent consultant engaged by the audit committee of the Bank's Board of Directors. The Company has historically had a high quality loan portfolio as exhibited by a loan loss rate (net charge-offs to average total loans) of 0.04% for the year ended December 31, 1996. The Company is committed to maintaining strong credit quality while increasing income as the Company grows.

     * FOCUSING ON CORE CUSTOMERS. The Company continues to focus on establishing and maintaining long-term relationships with its core customers. The Company emphasizes relationships with individuals and small-to-medium-sized businesses in its target markets and believes that focusing on its core customers will result in growth and increased profitability.


     * CREATING INNOVATIVE AND NICHE PRODUCTS. The Company intends to continue developing innovative loan and deposit products. The Company believes that its local presence and focus on local decision making enables the Bank to target and be more responsive to the needs of its customers by offering customized products and services. For instance, the Company developed the SIGMA account which combines a checking account and credit card with a home equity loan. The Company also intends to continue to develop lending niches which generate loan growth and service its target markets. The Company has developed a strong expertise in real estate loans to small entrepreneurs and in loans to the long- term health care industry. The Company is also one of the few sources of loans for co-operative apartments in Chicagoland and provides unique and flexible home equity loans. The Company intends to continue to market its products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. The Bank also emphasizes business development calling programs and superior servicing of existing commercial loan customers.


MARKET


   The Bank is headquartered and has branch offices in the north and northwest suburbs of Chicago and the north side of Chicago, including many affluent communities in the Chicago area. The Company's target markets of Lake County, and Lincolnwood, Arlington Heights and Lincoln Park in Cook County, have a unique combination of affluence, population growth and strong overall economy. Per capita income for the target markets is high compared to Illinois and to the United States as a whole. In 1994, Lake County had the highest per capita income in Illinois ($32,969), and Cook County ranked fourth in Illinois ($24,944). From 1984 to 1994, per capita income grew at an average annual rate of 6.1% in Lake County and 5.1% in Cook County. (Source: Bureau of Economic Analysis, U.S. Department of Commerce; "BEA Regional Facts."). In 1994, per capita income for Lake County and Cook County was 152% and 115% of the national average, respectively. (Source: USDOC/BEA, "Survey of

Current Business, June, 1996"). From 1992 to 1994, total personal income increased 11.7% in Lake County and 7.9% in Cook County. Earnings (wages and salaries, other labor income, and proprietor's income) increased on average 8.2% per year in Lake County and 5.0% per year in Cook County for the period 1984 to 1994. (Source: Bureau of Economic Analysis, U.S. Department of
Commerce; "BEA Regional Facts.").  Total bank deposits as of    June 30, 1994,
were over $5.2 billion in Lake County, and over $78.3 billion in Cook County. Population in Lake County is steadily growing, increasing 17.27% from 1980 to 1990, and 10.8% from 1990 to 1995, for a total increase of 30% from 1980 to 1995. (Source: U.S. Bureau of the Census, U.S. Department of Commerce, USA Counties 1996 CD-ROM). The economies of the target markets continue to thrive. From 1995 to 1996, State Sales Tax receipts increased 8.44% for the communities served in Lake County, and 2.89% for the communities served in Cook County (note: specific data for Lincoln Park, Lakeview, West Rogers Park, and Peterson Park unavailable). (Source: State of Illinois Department of Revenue). From 1990 to 1996, unemployment rates decreased in Lake County from 4.2% to 4.0%, and in Cook County from 6.7% to 5.5% (Source: Illinois Department of Employment Security, May, 1997).

   Since 1991, the Bank has grown substantially through the addition of seven branches, which have significantly increased the Bank's service area. The table below sets forth certain information with respect to the Bank's target markets and the amount of deposits, as of June 30, 1997, which have been obtained through this expansion:


                                                                                                              AVERAGE
   BANK OR                                                             COMMUNITIES                           HOUSEHOLD
BRANCH LOCATION                  DATE OPENED       TOTAL DEPOSITS       SERVED          POPULATION(1)        INCOME(2)
- ---------------                  -----------       -------------       -----------      -------------        ---------
                                                    (in thousands)
Lincolnshire                     March, 1973          $133,134       Lincolnshire           3,955            $123,364
                                                                     Vernon Hills          18,830              53,722
                                                                     Lake Forest           18,771             142,688

Lincolnwood                   February, 1992            76,294       Lincolnwood           12,168              75,654
                                                                     Skokie                58,980              53,390
                                                                     Evanston              73,433              56,079
                                                                     West Rogers Park      65,374              37,975
                                                                     Peterson Park         16,236              41,463

Lincoln Park                     April, 1993            18,517       Lincoln Park          61,092              67,158
                                                                     Lakeview              91,031              44,515

Libertyville                     March, 1994            14,848       Libertyville          19,757              72,815
                                                                     Green Oaks             2,416              95,025
                                                                     Mundelein             23,995              50,466
                                                                     Mettawa                  386             204,615

Northbrook                       March, 1995            13,604       Northbrook            33,476             107,350
                                                                     Glencoe                8,705             164,254
                                                                     Winnetka              12,899             174,957
                                                                     Glenview              37,836              83,709

Deerfield/Riverwoods          December, 1995             9,272       Riverwoods             3,049             169,359
                                                                     Buffalo Grove         39,806              64,797
                                                                     Wheeling              30,863              43,976

Deerfield/Downtown               April, 1997             2,567       Deerfield             17,822              90,821
                                                                     Highland Park         29,309             119,892
                                                                     Bannockburn            1,495             139,510

Arlington Heights            September, 1997      newly opened       Arlington Heights     77,438              59,692
                                                                     Mount Prospect        53,605              53,502
                                                                     Prospect Heights      15,635              50,605
                                                                     Palatine              39,985              56,951
                                                      --------
    Total                                             $268,236
                                                      ========



- ---------------

(1) Reflects 1994 census estimates published by Bureau of the Census, U.S. Department of Commerce.
(2) Provided by Northeastern Illinois Planning Commission derived from 1989 information reported in 1990 U.S. Census Data.

   The Company's expansion plans include opening branches in the Butera Golf/Mill store in Niles (second half of 1997) and North Libertyville (1998).

SERVICES

   The Company's strategy is to be the primary financial services provider to its customers by emphasizing a high level of customer service and innovative products. The Company's history of introducing innovative products has helped it increase its competitive position within its target markets. The Company continues to concentrate its efforts on building its business by offering its customers the following services:

   Deposit Services

   The Bank offers a variety of traditional and innovative accounts for depositors designed to attract both short-term and long-term deposits. The Bank's deposit accounts include certificates of deposit, savings accounts, checking and NOW accounts and money market accounts. In connection with its opening of new banking facilities, the Bank has aggressively marketed innovative deposit products at highly competitive rates to increase its market share in its target markets. Innovative deposit products offered by the Bank include:
                     (I) MORE ACCOUNT. Under its new management in 1982, the Bank became one of the first financial institutions in the United States to offer a tiered open time account. The More account is an open time account with its interest rate tied directly to the 13-week U.S. Treasury bill rate. The account is structured in such a way that the larger the customer's balance, the higher the rate of return on the customer's investment. In essence, the "more" money in the account, the higher the interest rate on the account.

                     (II) BUSINESS MORE II ACCOUNT. The Business More II Account features a high variable interest rate based on the 13-week U.S. Treasury bill rate compounded monthly which is earned on open accounts based on various levels of daily balances. The rate on this money market account is subject to change weekly and the depositor must maintain a minimum daily balance in the account each day to earn interest. Like the More Account, the "more" money in the account the higher the interest rate on the account.

                     (III) CIVIC PLUS ACCOUNT. In addition to providing commercial and consumer banking services to its customers, the Company strives to provide services and benefits to all persons, regardless of race, creed, gender, sexual orientation or ethnic background. In this spirit, the Company, continually looking for unique ways to assist its not- for-profit customers, developed a special account for not-for-profit organizations. The Civic Plus Account helps not- for-profit organizations stretch their resources by paying them 5% interest on average outstanding monthly balances and by waiving all monthly check processing fees and monthly minimum balance requirements.

                     (IV) SURE PAY OVERDRAFT PROGRAM. Sure Pay is another unique product offered by the Bank. The program insures the customer against costly errors in check writing and allows the customer to borrow funds quickly and easily. Basically, Sure Pay is a pre-approved method of borrowing funds short-term through a line of credit. Sure Pay covers accidental overdrafts and cash advances by check and ATM withdrawals.
                 For current customers, Sure Pay does not require a new account. It is activated through an existing Bank checking account. Sure Pay has no minimum usage requirement and is a part of intelligent cash flow planning. The Company believes that Sure Pay's annual percentage rate is significantly below the rate of interest on most credit cards.


   Lending Services

   The Bank aggressively seeks quality loan relationships. The Bank's loan portfolio consists of real estate (including residential and commercial), commercial, home equity and consumer loans. The Bank's management emphasizes sound credit analysis and loan documentation. Management also seeks to avoid undue concentration of loans in a single industry or secured by a single type of collateral. The Bank has concentrated its efforts on building its lending services in the following areas:

                    (i) COMMERCIAL AND INDUSTRIAL LOANS. These loans are made to small-to-medium-sized businesses that are sole proprietorships, partnerships, and corporations. Generally, these loans are secured with collateral including accounts receivable, inventory and equipment, and generally require personal guarantees of the principals. The Bank has developed a niche making loans secured by accounts receivable to health care providers and retailers.


                    (ii) COMMERCIAL REAL ESTATE LOANS. The Bank offers loans for acquisition, development, and construction of real estate secured by the real estate involved, in addition to loans secured by commercial real estate, multi-family residential properties, and other non-farm, non-residential properties. The Bank also makes loans to small-to-medium- sized real estate developers building 10 homes or less per year and rehabbers doing a small number of projects per year. These loans typically have 20 to 30 year amortization schedules with 5-year balloons and are personally guaranteed by the borrowers.


                    (iii) RESIDENTIAL REAL ESTATE LOANS. These are loans made to finance residential units that house from one to four families. The Company originates only fixed rate residential real estate loans including 15 year, 30 year, 5/25, 7/23 and 5 year balloon mortgages. A majority of loans originated pursuant to Fannie Mae and FHLMC guidelines are sold in the secondary market with servicing retained by the Company. The Bank is one of a limited number of lending institutions in the Chicagoland area to offer financing for co-operative apartments. In addition, the Bank makes non- conforming loans which are held in
               its portfolio.   See "Management's Discussion and Analysis of
               Results of Operations and Financial Condition - Financial Condition."

                    (iv) HOME EQUITY LINES OF CREDIT. The Bank has originated many unique and flexible home equity lines of credit for its customers. These lines of credit are secured by the borrower's home and can be drawn on at the discretion of the borrower. These lines of credit are at variable interest rates. When made, home equity lines, combined with the outstanding loan balance of prior mortgage loans, generally do not exceed 80% of the appraised value of the underlying real estate collateral.

The following accounts demonstrate the Bank's determination to meet the specific needs of its customer base:

                    1. SIGMA ACCOUNT. With a SIGMA account, an interest bearing checking account, an equity line of credit secured by a mortgage on the customer's primary residence, and a Gold Visa/Mastercard are combined into one convenient account that is available for a ten year period. Deposits to the SIGMA checking account are automatically applied against any amount outstanding under the equity line of credit thus minimizing interest charges. Where there is no outstanding balance on the equity line of credit, the deposits automatically earn interest at a premium over the rate then being paid by the Bank on its NOW checking accounts. The SIGMA equity line of credit is available when the customer needs funds in excess of the customer's balance in the SIGMA checking account. The equity line of credit bears a variable interest rate based upon the prime rate with a maximum rate below current market rates. Interest charges incurred by the customer on the equity line of credit are often tax deductible. The Gold Visa/Mastercard provides the customer with purchase flexibility and allows the customer to avoid incurring any monthly credit card interest charges by automatically transferring the full amount of the outstanding balance on the SIGMA Gold card from the customer's SIGMA checking account and, when necessary, the customer's SIGMA line of credit. As a way of thanking its customers for using their SIGMA accounts, each year SIGMA Gold cardholders also receive an annual rebate equal to 1% of the total amount of purchases made with the SIGMA Gold card during the prior year.

                    2. SUCCESS PLUS ACCOUNT. The Success Plus account is a home equity loan which allows the customer to access the line of credit by writing a check or using a special Visa Gold Card that makes advances directly from the line of credit. No minimum draw is required, repayment is spread over ten years, and interest is charged based upon the prime rate.


                    3. SUCCESS FOR SENIORS ACCOUNT. Success for Seniors is the Bank's alternative to reverse mortgage products for individuals over the age of 62. It combines a primary checking account with a 20 year home equity line of credit up to 75% of the home's appraised value which converts into 30-year fixed rate mortgage at the end of the 20-year term. The product also offers a Visa Gold Card, and an attractive interest rate on the first $1,000 in the NOW account. The total application fee is substantially less than that charged on most traditional reverse mortgages.


                    4. READY ACCESS PROGRAM. The Bank, in conjunction with the Office of the Illinois State Treasurer, offers a unique program which enables individuals with disabilities to obtain low fixed rate financing in order to purchase transportation modifications and technical devices to achieve greater mobility and to enhance their quality of life through a more independent lifestyle. Under this program, the Treasurer's Office deposits state funds with participating financial institutions, such as the Bank, which then offer low interest Ready Access loans to individuals with disabilities. The State's funds earn interest for taxpayers and are fully protected against loss.

Merchant Credit Card Processing Program


     The Bank, through its Merchant Processing Program, provides direct Visa and Mastercard processing services for its business customers. By eliminating the middleman, the Bank believes that it not only provides more cost efficient processing services, but that it also gives the merchant quicker access to available funds by processing receipts the next business day. In 1996, the Bank processed transactions for over 1,400 merchant customers throughout the United States involving in excess of $263 million of transaction volume. In addition, the Merchant Processing Program generates an additional $7-12 million of demand deposits from participants in the program.


PROPERTIES

     The Company and the Bank are headquartered in Lincolnshire, Illinois. The Bank has seven branch banking facilities located in Deerfield(2), Libertyville, Lincolnwood, Chicago (Lincoln Park), Arlington Heights and Northbrook, Illinois.

     The table below summarizes the Company's owned and leased facilities.

     LOCATION                    TYPE OF FACILITY                    APPROX. SQUARE FEET             EXPIRATION DATE
- ------------------            ----------------------                ---------------------            ----------------
Lincolnshire, IL            Corporate headquarters and branch            11,760                         Owned
Lincolnwood IL              Branch                                        8,760                         Owned
Lincolnwood, IL             Branch(1)                                     1,900                         October 2001
Lincoln Park, IL            Branch                                        1,967                         April 2003
Libertyville, IL            Operations center and branch                  8,100                         Owned
Northbrook, IL              Branch                                        1,950                         December 1997
Deerfield/Riverwoods, IL    Commercial loan center and branch             4,100                         September 1998
Deerfield/Downtown, IL      Branch                                        2,200                         Owned
Arlington Heights, IL       Branch                                        1,300                         Owned

- ----------

(1) Currently not utilized. This facility may be used in the future as a branch facility primarily to serve the Asian community.


COMPETITION


     The Company competes in the commercial banking industry through its subsidiary, Success National Bank, in the communities it serves. The commercial banking industry is highly competitive, and the Bank faces strong direct competition for deposits, loans, and other financial-related services. The Bank competes directly in Cook and Lake counties with other commercial banks, thrifts, credit unions, stockbrokers, and the finance divisions of automobile companies. Some of these competitors are local, while others are statewide or nationwide. The Bank has developed a community banking and marketing strategy. In keeping with this strategy, the Bank provides highly personalized and responsive service characteristic of locally-owned and managed institutions. As such, the Bank competes for deposits principally by offering depositors a variety of deposit programs, convenient office locations, hours and other services. The Bank competes for loan originations primarily through the interest rates and loan fees it charge, the efficiency and quality of services it provides to borrowers and the variety of its loan products. Some of the financial institutions and financial services organizations with which the Bank competes are not subject to the same degree of regulation as that imposed on bank holding companies and national banking associations. In addition, the larger banking organizations have significantly greater resources than those that will be available to the Bank. As a result, such competitors have advantages over the Bank in providing certain non-deposit services. Currently, major competitors in certain of the Bank's markets include Harris Trust and Savings Bank, The Northern Trust Company, LaSalle Bank, N.A., and American National Bank and Trust Company of Chicago.


LEGAL PROCEEDINGS

     The Company and the Bank are from time to time parties in various routine legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against the Company or the Bank which, if determined adversely, would materially adversely affect the consolidated financial position or operations of the Company.

EMPLOYEES

     As of June 30, 1997, the Company had 143 full-time equivalent employees. The employees are not represented by a collective bargaining unit. The Company considers its relationship with its employees to be good.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth selected consolidated financial and other data of the Company. The selected statement of income and balance sheet data, insofar as they relate to the five years in the five-year period ended December 31, 1996, have been derived from the Company's audited consolidated financial statements. The consolidated financial statements for each of the three years in the period ended December 31, 1996 and as of December 31, 1996 and 1995 are included elsewhere herein. The selected financial data for the six month periods ended June 30, 1997 and 1996 and as of June 30, 1997 and 1996, are derived from the Company's unaudited interim financial statements. Such unaudited interim financial statements include all adjustments (consisting only of normal, recurring accruals) that the Company considers necessary for a fair presentation of the financial position and the results of operation as of the dates and for the periods indicated. Information for any interim period is not necessarily indicative of results that may be anticipated for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.





                                                 SIX MONTHS
                                                ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                                              ---------------           ---------------------------------------------------------
                                              1997       1996           1996          1995         1994        1993          1992
                                              ----       ----           ----          ----         ----        ----          ----
STATEMENT OF INCOME DATA:
 Interest income.......................   $  11,215     $  9,568   $  19,850     $  18,675    $  14,619     $  10,960    $  9,952
 Interest expense......................       5,725        4,806      10,020         9,886        7,221         5,016       4,794
                                             ------        -----      ------        ------       ------        ------       -----
  Net interest income..................       5,490        4,762       9,830         8,789        7,398         5,944       5,158
 Provision for loan losses.............         228          128         310           207          250           220         315
                                             ------        -----      ------        ------       ------        ------       -----
  Net interest income after provision
    for loan losses....................       5,262        4,634       9,520         8,582        7,148         5,724       4,843
 Other operating income
  Service charges on deposit accounts..         917          624       1,402         1,134          865           687         680
  Securities gains, net................          --           --          --            25           61           481         500
  Gain on sales of loans, net..........          28           82         109            84           94         1,077         555
  Writedown of real estate loans
    held-for-sale, transferred to
    portfolio..........................          --           --         (74)           --         (572)           --          --
  Credit card processing income........       2,845        2,388       5,334         4,389        4,071         2,960       2,293
  Other fees and commissions...........         123          205         378           372          488           296         533
                                             ------        -----      ------        ------       ------        ------       -----
           Total other operating income       3,913        3,299       7,149         6,004        5,007         5,501       4,561
 Other operating expenses
  Salaries and employee benefits.......       2,878        2,738       5,513         4,729        3,986         2,755       2,331
  Occupancy and equipment expenses.....         979          807       1,715         1,388        1,287           934         676
  Credit card processing expenses......       2,765        2,213       5,013         3,879        3,756         3,290       2,525
  Other non-interest expenses..........       1,998        1,723       3,389         3,346        2,987         3,165       2,685
                                             ------        -----      ------        ------       ------        ------       -----
         Total other operating expenses       8,620        7,481      15,630        13,342       12,016        10,144       8,217
 Minority interest in income of
                        subsidiary bank           7           13          23            47           58            79         129
                                             ------        -----      ------        ------       ------        ------       -----
  Income before taxes..................         548          439       1,016         1,197           81         1,002       1,058
 Income tax expense (benefit)..........         188           92         233           260         (182)          176         285
                                             ------        -----      ------        ------       ------        ------       -----
  Net income...........................   $     360    $     347   $     783     $     937    $     263     $     826    $    773
                                           ========      =======     =======      ========     ========       =======     =======
COMMON SHARE DATA(1):
 Earnings per common and common
                       equivalent share
  Primary..............................   $    0.29    $    0.30   $    0.66     $    0.89    $    0.25     $    0.87    $   0.84
  Fully diluted........................        0.29         0.30        0.66          0.86         0.25          0.84        0.82
 Book value(2).........................        9.35         8.52        8.99          7.48         5.83          7.27        6.14
 Weighted average common and
   common equivalent shares outstanding   1,239,388    1,150,971    1,182,286    1,057,461    1,032,253       952,441     923,812
PRO FORMA COMMON SHARE DATA(1)(3):
 Earnings per common and common
    equivalent share
  Primary..............................   $    0.29                $     0.62
  Fully diluted........................        0.29                      0.62
 Book value............................        8.85                      8.59
 Weighted average common and common
   equivalent shares outstanding.......   1,622,615                 1,585,837

                                                              JUNE 30,                           DECEMBER 31,
                                                      --------------------- ------------------------------------------------------
                                                         1997       1996       1996       1995      1994       1993       1992
                                                      ----------  --------  ---------   --------   --------   -------   -------
BALANCE SHEET DATA:
  Cash and cash equivalents........................   $  15,817   $ 15,285  $  13,833   $  20,559  $ 18,909   $  8,190   $ 13,765
  Securities.......................................      47,083     48,307     47,707      50,732    55,614     55,393     30,250
  Real estate loans held for sale..................         291      2,880        117         203        40     11,021      5,760
  Loans, net.......................................     230,075    176,872    203,299     171,135   139,491    109,224     88,072
  Total assets.....................................     305,955    253,031    276,349     251,338   222,809    190,677    143,695
  Deposits.........................................     268,236    222,690    245,105     227,308   204,171    162,676    132,155
  Borrowings, including repurchase agreements......      24,386     19,261     18,975      14,395    11,174     19,644      4,319
  Shareholders' equity(4)..........................       9,758      8,823      9,234       7,366     5,625      6,276      5,108





                                                                                  JUNE 30, 1997
                                                   ----------------------------------------------------------------------------
                                                                                           PRO FORMA            PRO FORMA
                                                     ACTUAL            PRO FORMA(3)    AS ADJUSTED(3)(5)     AS ADJUSTED(3)(6)
                                                   ---------           ------------    -----------------     ------------------
BALANCE SHEET DATA:
  Loans, net .....................................  $230,075          $   230,075         $  230,075          $  230,075
  Total assets ...................................   305,955              305,955            307,996             315,102
  Deposits .......................................   268,236              268,236            268,236             268,236
  Borrowings, including repurchase agreements ....    24,386               21,219             16,804              16,804
  Shareholders' equity ...........................     9,758               12,925             19,382              26,488






                                                        SIX MONTHS
                                                     ENDED JUNE 30, (10)             YEAR ENDED DECEMBER 31,
                                                     ------------------   -----------------------------------------------
                                                      1997       1996      1996      1995        1994     1993     1992
                                                     -------   -------    ------    ------     -------  -------   -------
PERFORMANCE DATA:
   Net interest margin(7) .......................      4.19%    4.26%      4.25%     4.14%       4.14%     4.38%    4.50%
   Return on average assets......................      0.25     0.28       0.31      0.40        0.13      0.53     0.59
   Return on average equity(8) ..................      7.58     8.52       9.09     15.78        4.58     14.97    15.35
   Loans to deposits ............................     85.77    79.43      82.94     75.29       68.32     67.14    66.64
   Average equity to average assets .............      3.28     3.30       3.36      2.54        2.81      3.53     3.87

ASSET QUALITY RATIOS:
   Non-performing loans to total loans(9)........      0.49%    0.22%      0.06%     0.37%       0.27%     1.25%    1.07%
   Non-performing assets to total assets.........      0.37     0.16       0.04      0.25        0.17      0.72     0.88
   Allowance for loan losses to total loans......      0.70     0.70       0.70      0.70        0.71      0.78     0.73
   Non-performing loans to allowance for
      loan losses ...............................     70.10    31.75       8.28     53.74       38.10    160.35   146.37
   Net loan charge-offs to average loans ........      0.02     0.06       0.04      0.01        0.08      0.01     0.24

CAPITAL RATIOS:
   Tier 2(11) ...................................      7.31%    8.24%      8.00%     7.53%       7.83%     8.35%    9.60%
   Leverage(12) .................................      4.00     4.36       4.37      3.70        3.52      3.67     6.30

OTHER:
   Branch offices ...............................      7        7          7         7           5         4        2
   Full-time equivalent employees ...............    143      139        144       150         120       114       73


                        (FOOTNOTES ON FOLLOWING PAGE)

__________________

NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA
(1)   Common share data has been restated to reflect the stock split.
(2) Book value per share is calculated using total shareholders' equity plus stock owned by Employee Stock Ownership Plan ("ESOP") participants, net of ESOP loan, divided by shares outstanding at end of period.
(3) The pro forma information reflects the completion of the Reorganization consisting of (a) the increase in the authorized number of shares of Common Stock to 7,500,000, (b) the changing of the par value of each share of Common Stock to $0.001, (c) the conversion of all of the outstanding shares of the Company's Series B Preferred Stock into 91,104 shares of Common Stock (post stock split), (d) the conversion of all of the outstanding shares of the Company's Class A Common Stock into 171,745 shares of Common Stock (post stock split), (e) the conversion of the aggregate outstanding principal amount of the 1992 Debentures into 234,582 shares of Common Stock (post stock split), and (f) the conversion of the aggregate outstanding principal amount of the 1995 Notes into 92,400 shares of Common Stock (post stock split).
(4) The decrease in shareholders' equity from $6,276 in 1993 to $5,625 in 1994 is primarily attributable to the implementation of SFAS 115 Accounting for Certain Investments in Debt and Equity Securities on December 31, 1993. The unrealized net loss on securities available-for-sale, net of tax declined $1.7 million during 1994, and was recorded as a reduction in shareholders' equity.
(5) Adjusted to reflect the Offering (assuming the sale of 600,000 shares and net proceeds of $6.5 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of $4.4 million of the net proceeds to repay the amount outstanding under the Company's revolving line of credit. See "Use of Proceeds."
(6) Adjusted to reflect the Offering (assuming the sale of 1,200,000 shares and net proceeds of $13.6 million and assuming no exercise of the additional subscription option or the over-allotment option) and the application of $4.4 million of the net proceeds to repay the amount outstanding under the Company's revolving line of credit. See "Use of Proceeds."
(7) Net interest income on a tax-equivalent basis divided by average interest earning assets.
(8)   Net income divided by average equity.
(9) Non-performing loans consist of non-accrual loans and loans contractually past due 90 days or more and still accruing.
(10)  All interim periods have been annualized.
(11)  Total capital to risk weighted assets.
(12)  Tier 1 capital to total average assets.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements, including the accompanying notes, each appearing elsewhere in this Prospectus. In addition to historical information, the following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" contained elsewhere in this Prospectus.

GENERAL

   The Company's principal business is conducted by the Bank and consists of full service community banking. The profitability of the Company's operations depends primarily on its net interest income, provision for loan losses, other operating income, and other operating expenses. Net interest income is the difference between the income the Company receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The provision for loan losses reflects the cost of credit risk in the Company's loan portfolio. Other operating income consists of service charges on deposit accounts, securities gains, gains on sale of loans, credit card processing income and fees and commissions. Other operating expenses include salaries and employee benefits as well as occupancy and equipment expenses, credit card processing expenses, and other non-interest expenses.

   Net interest income is dependent on the amounts and yields of interest earning assets as compared to the amounts of and rates on interest bearing liabilities. Net interest income is sensitive to changes in market rates of interest and the Company's asset/liability management procedures in coping with such changes. The provision for loan losses is dependent on increases in the loan portfolio, management's assessment of the collectibility of the loan portfolio, as well as economic and market factors. Non-interest expenses are heavily influenced by the growth of operations, with additional employees necessary to staff and open new branch facilities and marketing expenses necessary to promote them. Growth in the number of account relationships directly affects such expenses as data processing costs, supplies, postage and other miscellaneous expenses.

                                   OVERVIEW
BACKGROUND


   The Company's total assets and total deposits have increased to $306.0 million and $268.2 million, respectively, at June 30, 1997 from $143.7 million and $132.2 million, respectively, at December 31, 1992 primarily as a result of the Company's addition of seven branch banking facilities. The addition of these seven branch facilities and corresponding growth in total assets and total deposits has resulted in increased operating expenses reflected in the increase in the Company's net operating expense (other operating expense net of other operating income) to average assets from 2.81% in 1992 to 3.31% in 1996. This increase is primarily attributable to the relatively young age of the Bank's branches and an increase in staff levels to improve the Company's operations. The increase in operating expenses resulted in a $154,000 decrease in the Company's net income in 1996 to $783,000 from $937,000 in 1995. The Company's return on average assets of 0.31% and return on average equity of 9.09% in 1996 were significantly less than a national peer group comprised of bank holding companies with total assets of between $150 million and $300 million. This peer group's return on average assets and return on average equity were 1.17% and 12.92%, respectively, in 1996. The Company's lower returns are primarily attributable to the expense associated with the Company's strategy of pursuing growth in its target markets by opening branches.


   Beginning in 1995, the Company began to implement a number of measures to control operating expenses and position the Company for future growth. These measures included: (i) adding senior management personnel experienced in managing growth, controlling operating expenses, improving net interest margin, and managing mortgage banking operations through hedging strategies; (ii) enhancing and improving the Company's policies and procedures in the areas of asset liability management and mortgage banking operations; and (iii) developing a comprehensive strategic plan to substantially increase core deposits and loans using the Company's existing facilities, operational systems and personnel. The Company believes that the improvement in operating results during the first six months of 1997 compared to the same period in 1996 is a direct result of implementation of these measures. Net income for the six months ended June 30, 1997, was $360,000, compared with $347,000 for the same period in 1996.

CONSOLIDATED RESULTS OF OPERATIONS

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND JUNE 30, 1996

     General. The Company's net income for the six months ended June 30, 1997, was $360,000 compared to net income of $347,000 for the six months ended June 30, 1996. The $13,000 increase in net income was primarily attributable to an increase in net interest income and other operating income, partially offset by increased net operating expenses.

     Net interest income. Net interest income increased to $5.5 million for the six months ended June 30, 1997, from $4.8 million for the comparable period of 1996. This increase in net interest income of $728,000, or 15.3%, was attributable to a $1.6 million increase in interest income resulting from a $37.8 million, or 16.5%, increase in average interest earning assets in the first six months of 1997 compared to the same period in 1996. This increase in average interest earning assets was primarily attributable to the continued growth of the Company's loan portfolio. Partially offsetting this increase in interest income was a $919,000 increase in interest expense for the first six months of 1997, a 19.1% increase from the comparable period in 1996. The Company's net interest margin decreased to 4.19% in the first six months of 1997 compared to 4.26% in the comparable period in 1996 as a result of increased market interest rates in conjunction with the Company's liability sensitivity.

     Provision for loan losses. The provision for loan losses increased to $228,000 in the six months ended June 30, 1997, from $128,000 in the prior year period primarily due to the growth in the loan portfolio. At June 30, 1997, the allowance for loan losses represented 0.70% of loans outstanding which management believed was adequate to cover potential losses in the portfolio. There can be no assurance that future losses will not exceed the amounts provided for, thereby affecting future results of operations. The amount of future additions to the allowance for loan losses will be dependent upon the economy, changes in real estate values, interest rates, the view of regulatory agencies toward adequate reserve levels, and past due and non-performing loan levels.

     Other operating income. Total other operating income increased approximately $614,000, or 18.6%, to $3.9 million for the first six months of 1997, compared to $3.3 million in the same period in 1996. Service charges on deposit accounts increased by 47.0% to $917,000 for the six months ended June 30, 1997, from $624,000 for the six months ended June 30, 1996. The increase is primarily attributable to a 13.7% increase in the average balance of deposit accounts subject to such service charges and 106.6% increase in average overdrafts outstanding. The majority of service charges on deposit accounts consist of fees charged for overdrafts and failure to maintain required balances. Gains on sale of loans decreased to $28,000 for the first six months of 1997 from $82,000 for the first six months of 1996 primarily due to a decrease in the number of loans originated attributable to decreased market demand in 1997. Credit card processing income increased to $2.8 million from $2.4 million for the six months ended June 30, 1997 and 1996, respectively, due primarily to a 16.9% increase in the amount of credit card sales processed.

     Other operating expenses. Total other operating expenses increased $1.1 million, or 15.2%, to $8.6 million for the first six months of 1997, as compared to $7.5 million in the same period of 1996. This increase reflects the higher level of expenditures required to support the Company's growth. Salaries and employee benefits increased to $2.9 million for the six months ended June 30, 1997, as compared to $2.7 million for the same period of the prior year. The increase of $140,000 reflects increased staffing to support the growth in deposit and loan accounts at existing banking locations which are required to maintain high levels of customer service. Also contributing to the increase in salaries were normal salary increases. Occupancy and equipment expenses increased to $979,000 for the six months ended June 30, 1997, from $807,000 for the first six months of 1996, primarily due to improvements in the Company's computer systems and the costs associated with the April, 1997, opening of the Deerfield/Downtown branch location and preparing the Arlington Heights branch location for opening in September, 1997. Data processing expenses increased to $488,000, or 67.7%, for the six months ended June 30, 1997, compared to $291,000 for the first six months of 1996, primarily due to substantially higher volume levels and the costs associated with the conversion of the Company's data processing provider in March, 1997. Credit card processing expenses increased $552,000, or 24.9%, to $2.8 million for the six months ended June 30, 1997, compared to $2.2 million for the first six months of 1996, primarily due to the 16.9% increase in the amount of credit card sales processed. Other non-interest expenses increased by $78,000, or 5.4%, to $1.5 million for the six months ended June 30, 1997, from $1.4 million for the first six months of 1996, primarily due to a $157,000 increase in legal fees attributable to increased collection costs and other matters.

     Income taxes. The Company recorded income tax expense of $188,000 for the first six months of 1997, compared to an income tax expense of approximately $92,000 in the first six months of 1996.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995


     General. The Company's net income was $783,000 for the year ended December 31, 1996, compared to net income of $937,000 for the year ended December 31, 1995, a decrease of $154,000 or 16.4%. The decrease in net income was primarily due to increases in interest expense of $134,000, the provision for possible loan losses of $103,000 and other operating expenses of $2.3 million, offset by increases in interest income of $1.2 million and other operating income of $1.1 million.



     Net interest income. Net interest income increased by $1.0 million, or 11.8%, to $9.8 million in 1996 from $8.8 million in 1995. This increase was attributable to a $17.8 million increase in average interest earning assets to $236.4 million in 1996 from $218.6 million in 1995. The Company's net interest margin in 1996 increased to 4.25% compared to 4.14% in 1995. This increase was primarily due to the Company's ability to use the increase in demand deposits and other borrowings to fund higher yielding commercial loans and real estate mortgage loans.


     Provision for loan losses. The provision for loan losses increased to $310,000 in 1996 from $207,000 in 1995, to provide for the growth in the Company's loan portfolio. Total loans increased $32.4 million, or 18.7% to $205.4 million at December 31, 1996, from $173.0 million at December 31, 1995. At December 31, 1996, the allowance for loan losses represented 0.70% of total loans, which management believed was adequate to cover potential losses in the loan portfolio.

     Other operating income. Other operating income increased by $1.1 million, or 19.1%, to $7.1 million in 1996 from $6.0 million in 1995. Contributing to this increase was an increase in service charges on deposit accounts of $268,000 to $1.4 million in 1996 and an increase in credit card processing income of $945,000 to $5.3 million in 1996. The increase in service charges on deposit accounts is directly attributable to the $17.8 million, or 7.8%, increase in deposits to $245.1 million at December 31, 1996, from $227.3 million at December 31, 1995. The increase in credit card processing income is primarily attributable to the increase in the number of participating merchants and a corresponding processing volume increase to $263.2 million at December 31, 1996, from $214.7 million at December 31, 1995, a 22.6% increase.

   Other operating expenses. Other operating expenses increased $2.3 million, or 17.1%, to $15.6 million in 1996 from $13.3 million in 1995, primarily due to a $784,000 increase in salaries and employee benefits primarily attributable to a full year of staffing of two additional branches, adding a number of experienced senior personnel and additional staff to position the Company for future growth and normal annual salary and wage increases. Occupancy and equipment expenses increased $327,000, or 23.6%, to $1.7 million in 1996 from $1.4 million in 1995 primarily due to a full year of operation of two additional branch facilities in 1996, one of which was in operation for 10 months in 1995 and the other for less than one month in 1995. Credit card processing expenses increased by approximately $1.1 million, or 29.2%, to $5.0 million in 1996 from $3.9 million in 1995, primarily due to the increase in the number of participating merchants and corresponding processing volume increases.

     Income taxes. The Company recorded an income tax expense of $233,000 in 1996 compared to $260,000 in 1995, reflecting the decrease in the Company's net income before taxes in 1996.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

     General. The Company's net income was $937,000 for the year ended December 31, 1995, compared to net income of $263,000 for the year ended December 31, 1994, an increase of $674,000 or 256.3%. The increase in net income was primarily due to increases in net interest income of $1.4 million and other operating income of $997,000, offset by a $1.3 million increase in other operating expenses.

     Net interest income. Net interest income increased by $1.4 million, or 18.8%, to $8.8 million in 1995 from $7.4 million in 1994. This increase was attributable to a $31.9 million increase in average interest earning assets to $218.6 million in 1995 from $186.7 million in 1994. The Company's net interest margin in 1995 remained constant at 4.14% compared to 1994 primarily due to a relatively balanced interest rate gap.

     Provision for loan losses. The provision for loan losses decreased to $207,000 in 1995 from $250,000 in 1994, due to fewer loan charge offs in 1995 compared to 1994. Total loans increased $34.2 million, or 24.7%, to $173.0 million at December 31, 1995, from $138.8 million at December 31, 1994. At December 31, 1995, the allowance for loan losses represented 0.70% of total loans, which management believed was adequate to cover potential losses in the loan portfolio.

     Other operating income. Other operating income increased by $997,000, or 19.9%, to $6.0 million in 1995 from $5.0 million in 1994. Contributing to this increase was an increase in service charges on deposit accounts of $269,000 to $1.1 million in 1995, an increase in credit card processing income of $318,000 to $4.4 million in 1995 and the writedown of real estate loans held-for-sale in 1994 which reduced other operating income by $572,000. The increase in service charges on deposit accounts is directly attributable to the $23.1 million, or 11.3%, increase in deposits to $227.3 million at December 31, 1995, from $204.2 million at December 31, 1994. The increase in credit card processing income is primarily attributable to the increase in the number of participating merchants and corresponding processing volume increases. The Company took a $572,000 charge to income in 1994 which represented the writedown of real estate loans which had previously been held for sale but were transferred to the loan portfolio. The Company transferred these loans to the loan portfolio in an effort to mitigate the effects of interest rate changes on the value of the loans and the corresponding effect on earnings. This writedown is being amortized as a yield adjustment on the loans and will be recovered as payments are made on the loans.

     Other operating expenses. Other operating expenses increased $1.3 million, or 11.0%, to $13.3 million in 1995 from $12.0 million in 1994, primarily due to a $743,000 increase in salaries and employee benefits primarily attributable to the initial staffing of the two branches opened in 1995 and normal annual salary and wage increases. Occupancy and equipment expenses increased $101,000, or 7.8%, to $1.4 million in 1995 from $1.3 million in 1994 primarily due to the opening of two branch facilities in 1995. Credit card processing expenses increased by approximately $123,000, or 3.3%, to $3.9 million in 1995 from $3.8 million in 1994, primarily due to the increase in the number of participating merchants and corresponding processing volume increases.

     Income taxes. The Company recorded an income tax expense of $260,000 in 1995 compared to an income tax benefit of $182,000 in 1994, reflecting the increase in the Company's net income before taxes in 1995.

INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES


        The following table sets forth the average daily balances, net interest income and expense and average yields and rates for the Company's earning assets and interest bearing liabilities for the indicated periods on a tax-equivalent basis assuming a 34% tax rate.









                                                                                    SIX MONTHS ENDED JUNE 30,
                                                         -------------------------------------------------------------------------
                                                                         1997                                    1996
                                                         -----------------------------------      ---------------------------------
                                                          AVERAGE                    YIELD/         AVERAGE                 YIELD/
                                                          BALANCE      INTEREST       RATE          BALANCE     INTEREST     RATE
                                                         ---------     --------     --------      ----------    --------   --------
INTEREST EARNING ASSETS:
Loans(1)(3).......................................       $214,432        $9,691        9.04%       $176,506       $8,070     9.14%
Taxable investment securities.....................         39,031         1,179        6.04          40,753        1,198     5.88
Investment securities exempt from federal
   income taxes...................................          8,252           312        7.56           8,898          337     7.57
Interest bearing deposits with financial
   institutions...................................          2,219            58        5.23           1,303           34     5.22
Federal funds sold................................          2,887            76        5.26           1,538           42     5.46
                                                         --------        ------      ------        --------       ------    -----
  Total interest earnings assets..................        266,821        11,316       8.48%         228,998        9,681     8.46%
                                                                         ------                                   ------
  Non-interest earning assets.....................         22,811                                    17,873
                                                         --------                                  --------
  Total assets....................................       $289,632                                  $246,871
                                                         ========                                  ========
INTEREST BEARING LIABILITIES:
Deposits:
  NOW and money market accounts...................        $81,525        $1,367       3.35%         $74,595       $1,249     3.35%
  Savings deposits................................         19,408           325        3.35          18,096          291     3.22
  Time deposits...................................        113,437         3,235        5.70          93,149        2,639     5.67
Notes payable.....................................          4,477           189        8.44           3,125          131     8.38
Other borrowings..................................         18,835           609        6.47          15,806          496     6.28
                                                         --------        ------      ------        --------       ------    -----
  Total interest bearing liabilities..............        237,682         5,725        4.82         204,771        4,806     4.69
                                                                         ------                                   ------
Demand deposits - non-interest bearing............         39,209                                    31,613
Other non-interest bearing liabilities............          1,878                                     1,115
Minority interest in subsidiary bank..............            530                                       503
Shareholders' equity(2)...........................         10,333                                     8,869
                                                                                                   --------
   Total liabilities and shareholders' equity.....       $289,632                                  $246,871
                                                         ========                                  ========
   Net interest income............................                       $5,591                                   $4,875
                                                                         ======                                   ======
   Net interest margin............................                                     4.19%                                 4.26%



                                                                                    YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------------
                                                                         1996                                     1995
                                                         -----------------------------------      ---------------------------------
                                                          AVERAGE                    YIELD/         AVERAGE                 YIELD/
                                                          BALANCE      INTEREST       RATE          BALANCE     INTEREST     RATE
                                                         ---------     --------     --------      ----------    --------   --------


INTEREST EARNING ASSETS:
Loans(1)(3).......................................       $182,453       $16,764        9.19%       $156,896      $14,965     9.54%
Taxable investment securities.....................         40,423         2,397        5.93          43,515        2,936     6.75
Investment securities exempt from federal
   income taxes...................................          8,824           671        7.60          11,895          825     6.94
Interest bearing deposits with financial
   institutions...................................          2,189           125        5.71           4,586          108     2.35
Federal funds sold................................          2,500           120        4.80           1,744          103     5.91
                                                         --------       -------        ----        --------      -------     ----
   Total interest earnings assets.................        236,389        20,077        8.49%        218,636       18,937     8.66%
                                                                        -------                                  -------
   Non-interest earning assets....................         19,890                                    14,846
                                                         --------                                  --------
   Total assets...................................       $256,279                                  $233,482
                                                         ========                                  ========

INTEREST BEARING LIABILITIES:
Deposits:
  NOW and money market accounts...................        $76,127        $2,557        3.36%        $68,574       $2,534     3.70%
  Savings deposits................................         18,329           606        3.31          18,293          589     3.22
  Time deposits...................................         96,308         5,469        5.68          96,020        5,648     5.88
Notes payable.....................................          4,237           355        8.38           5,190          449     8.65
Other borrowings..................................         15,923         1,033        6.49          10,746          666     6.20
                                                         --------       -------        ----        --------      -------     ----
  Total interest bearing liabilities..............        210,924        10,020        4.75         198,823        9,886     4.97
                                                                        -------                                  -------
Demand deposits - non-interest bearing............         33,922                                    26,884
Other non-interest bearing liabilities............          1,515                                       789
Minority interest in subsidiary bank..............            515                                       513
Shareholders' equity(2)...........................          9,403                                     6,473
                                                         --------                                  --------
  Total liabilities and shareholders' equity......       $256,279                                  $233,482
                                                         ========                                  ========
  Net interest income.............................                      $10,057                                   $9,051
                                                                        =======                                  =======
  Net interest margin.............................                                     4.25%                                 4.14%















                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                                         1994
                                                         -----------------------------------
                                                          AVERAGE                    YIELD/
                                                          BALANCE      INTEREST       RATE
                                                         ---------     --------     --------
INTEREST EARNING ASSETS:
Loans(1)(3).......................................       $125,607       $11,146          8.87%
Taxable investment securities.....................         46,058         2,796          6.07
Investment securities exempt from federal
  income taxes....................................         13,663           945          6.92
Interest bearing deposits with financial
  institutions....................................            885            42          4.75
Federal funds sold................................            472            19          4.03
                                                         --------       -------          ----
  Total interest earnings assets..................        186,685        14,948          8.01%
                                                                        -------
  Non-interest earning assets.....................         17,488
                                                         --------
  Total assets....................................       $204,173
                                                         ========
INTEREST BEARING LIABILITIES:
Deposits:
  NOW and money market accounts...................        $51,116        $1,519          2.97%
  Savings deposits................................         22,339           689          3.08
  Time deposits...................................         84,168         4,224          5.02
Notes payable.....................................          5,335           421          7.89
Other borrowings..................................          9,110           368          4.04
                                                         --------       -------          ----
  Total interest bearing liabilities..............        172,068         7,221          4.20
                                                                        -------
Demand deposits - non-interest bearing............         23,765
Other non-interest bearing liabilities............          1,697
Minority interest in subsidiary bank..............            514
Shareholders' equity(2)...........................          6,129
                                                         --------
  Total liabilities and shareholders' equity......       $204,173
                                                         ========
  Net interest income.............................                       $7,727
                                                                         ======
  Net interest margin.............................                                       4.14%




- --------------------

(1)  Non-accrual loans are included in average loans.

(2) Includes stock owned by Employee Stock Ownership Plan ("ESOP") participants, net of ESOP loan.

(3) Interest income on loans includes loan origination and other fees of $386,000 and $370,000 for the six months ended June 30, 1997 and 1996, respectively, and $817,000, $819,000 and $703,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

CHANGES IN INTEREST INCOME AND EXPENSE

        The following table shows the dollar amount of changes in interest income and expense by major categories of interest earning assets and interest bearing liabilities attributable to changes in volume or rate or both, for the periods indicated.


                                       38


                                                                 SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                                              ------------------------------    ---------------------------------
                                                                   1997 COMPARED TO 1996             1997 COMPARED TO 1996
                                                              ------------------------------    ---------------------------------
                                                               Change    Change                  Change       Change
                                                               Due to    Due to      Total       Due to       Due to       Total
                                                               Volume     Rate       Change      Volume       Rate        Change
                                                              --------- --------    ---------   ---------   ---------    ---------
                                                                                                      (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Net loans (1)...............................................  $  1,715  $   (94)    $  1,621    $  2,365     $  (566)    $  1,799
Taxable investment securities...............................       (51)      32          (19)       (199)       (340)        (539)
Investment securities exempt from federal income taxes (1)..       (24)      (1)         (25)       (228)         74         (154)
Interest bearing deposits with financial institutions.......        24        -           24         (78)         95           17
Federal funds sold..........................................        36       (2)          34          39         (22)          17
                                                              --------  -------     --------    --------     -------     --------
   Total increase (decrease) in interest income.............     1,700      (65)       1,635       1,899        (759)       1,140
                                                              --------  -------     --------    --------     -------     --------

INTEREST BEARING LIABILITIES:
NOW and money market accounts...............................       116        2          118         265        (242)          23
Savings deposits............................................        22       12           34           1          16           17
Time deposits...............................................       578       18          596          17        (196)        (179)
Notes payable...............................................        57        1           58         (80)        (14)         (94)
Other borrowings............................................        98       15          113         335          32          367
                                                              --------  -------     --------    --------     -------     --------
   Total increase (decrease) in interest expense............       871       48          919         538        (404)         134
                                                              --------  -------     --------    --------     -------     --------
   Increase (decrease) in net interest income...............  $    829  $  (113)    $    716    $  1,361     $  (355)    $  1,006
                                                              ========  =======     ========    ========     =======     ========



                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                     1995 COMPARED TO 1994
                                                              ------------------------------------
                                                                 Change       Change
                                                                 Due to       Due to       Total
                                                                 Volume        Rate        Change
                                                              ---------    ---------     ---------
INTEREST EARNING ASSETS:
Net loans (1)...............................................   $  2,936     $    883      $  3,819
Taxable investment securities...............................       (160)         300           140
Investment securities exempt from federal income taxes (1)..       (123)           3          (120)
Interest bearing deposits with financial institutions.......         97          (31)           66
Federal funds sold..........................................         72           12            84
                                                               --------     --------      --------
   Total increase (decrease) in interest income.............      2,822        1,167         3,989
                                                               --------     --------      --------
INTEREST BEARING LIABILITIES:
NOW and money market accounts...............................        593          422         1,015
Savings deposits............................................       (129)          29          (100)
Time deposits...............................................        641          783         1,424
Notes payable...............................................        (12)          40            28
Other borrowings............................................         75          223           298
                                                               --------     --------      --------
   Total increase (decrease) in interest expense............      1,168        1,497         2,665
                                                               --------     --------      --------
   Increase (decrease) in net interest income...............   $  1,654     $   (330)     $  1,324
                                                               ========     ========      ========


(1) Tax-exempt income is reflected on a fully tax equivalent basis utilizing a a 34% rate for all periods presented.

     Volume variances are computed using the change in volume multiplied by the previous year's rate. Rate variances are computed using the changes in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.


FINANCIAL CONDITION

Securities

     The following table sets forth certain information with respect to the Company's securities portfolio.


                                                                                                         DECEMBER 31,
                                                                     JUNE 30,         ---------------------------------------------
                                                                       1997                  1996                   1995
                                                              ----------------------  ---------------------- ----------------------
                                                              AMORTIZED      FAIR      AMORTIZED   FAIR       AMORTIZED   FAIR
                                                                 COST       VALUE         COST     VALUE         COST     VALUE
                                                              ----------- ----------  ----------- ---------- ----------- ----------
                                                                                                     (DOLLARS IN THOUSANDS)
SECURITIES AVAILABLE-FOR-SALE:
   U.S. Treasury  . . . . . . . . . . . . . . . . . . . .     $  1,743     $ 1,757     $    748   $    754    $  1,236   $  1,250
   U.S. government sponsored entities . . . . . . . . . .        5,096       4,997        5,846      5,721       7,845      7,643
   States and political subdivisions  . . . . . . . . . .        1,566       1,569        1,565      1,561       1,779      1,769
   Mortgage-backed securities . . . . . . . . . . . . . .        3,332       3,348        2,568      2,585         555        556
   SBA guaranteed loan participation certificates . . . .        4,052       4,033        4,337      4,290       4,293      4,359
   Other securities . . . . . . . . . . . . . . . . . . .          117         117          110        236          14         99
                                                              --------     -------     --------   --------    --------   --------
         Total  . . . . . . . . . . . . . . . . . . . . .     $ 15,906     $15,821     $ 15,174   $ 15,147    $ 15,722   $ 15,676
                                                              ========     =======     ========   ========    ========   ========

SECURITIES HELD TO MATURITY:
   U.S. Treasury  . . . . . . . . . . . . . . . . . . . .     $    244     $   246     $    242   $    245    $    238   $    246
   U.S. government sponsored entities . . . . . . . . . .       14,933      14,921       15,368     15,403      17,719     17,907
   States and political subdivisions  . . . . . . . . . .        8,484       8,771        8,751      8,980       9,019      9,333
   Mortgage-backed securities . . . . . . . . . . . . . .        5,521       5,715        5,804      6,037       6,384      6,768
   Other securities . . . . . . . . . . . . . . . . . . .        2,080       2,080        2,395      2,395       1,696      1,696
                                                              --------     -------     --------   --------    --------   --------
         Total  . . . . . . . . . . . . . . . . . . . . .     $ 31,262     $31,733     $ 32,560   $ 33,060    $ 35,056   $ 35,950
                                                              ========     =======     ========   ========    ========   ========

                                                                     DECEMBER 31,
                                                              ---------------------
                                                                       1994
                                                              ----------------------
                                                              AMORTIZED      FAIR
                                                                 COST       VALUE
                                                              ----------- ----------

SECURITIES AVAILABLE-FOR-SALE:
   U.S. Treasury  . . . . . . . . . . . . . . . . . . . .     $  1,171     $ 1,053
   U.S. government sponsored entities . . . . . . . . . .        8,820       8,181
   States and political subdivisions  . . . . . . . . . .        3,461       3,208
   Mortgage-backed securities . . . . . . . . . . . . . .          237         234
   SBA guaranteed loan participation certificates . . . .        4,448       4,427
   Other securities . . . . . . . . . . . . . . . . . . .           14          49
                                                              --------     -------
         Total  . . . . . . . . . . . . . . . . . . . . .     $ 18,151     $17,152
                                                              ========     =======

SECURITIES HELD TO MATURITY:
   U.S. Treasury  . . . . . . . . . . . . . . . . . . . .     $    235     $   226
   U.S. government sponsored entities . . . . . . . . . .       18,965      17,668
   States and political subdivisions  . . . . . . . . . .       10,599       9,954
   Mortgage-backed securities . . . . . . . . . . . . . .        7,020       6,884
   Other securities . . . . . . . . . . . . . . . . . . .        1,643       1,643
                                                              --------     -------
         Total  . . . . . . . . . . . . . . . . . . . . .     $ 38,462     $36,375
                                                              ========     =======

     The fair value of securities available for sale was $15.8 million at June 30, 1997, compared to $15.1 million at December 31, 1996, and $15.7 million at December 31, 1995.

     The book value of securities held to maturity was $31.3 million at June 30, 1997, compared to $32.6 million at December 31, 1996 and $35.1 million at December 31, 1995.

     The overall investment mix did not change significantly for the periods presented.


     The Company manages its investment portfolio to provide both a source of liquidity and earnings. The Company follows an investment policy which generally requires the securities in its investment portfolio to be rated, at the date of purchase, investment grade by a nationally recognized rating agency. In accordance with the Company's investment policy, no derivative securities may be purchased without the prior approval of the Board of Directors. As of June 30, 1997, the Company did not hold any derivatives or off-balance sheet derivative financial instruments such as futures, forwards, swaps or option contracts. As of June 30, 1997, the Company held no securities with a book value exceeding 10% of shareholders' equity of a single issuer other than the U.S. Treasury or other U.S. government sponsored entities


Securities Maturities and Yields

     The following table sets forth maturities and the weighted average yields of the securities at June 30, 1997.

                                                                MATURITY
                                                -----------------------------------------
                                                                         DUE AFTER ONE
                                                    DUE IN ONE           YEAR THROUGH
                                                   YEAR OR LESS           FIVE YEARS
                                                -------------------   -------------------
                                                           WEIGHTED              WEIGHTED
                                                            AVERAGE               AVERAGE
                                                BALANCE      YIELD    BALANCE      YIELD
                                                -------    --------   -------    --------
SECURITIES AVAILABLE-FOR-SALE:
  U.S. Treasury...............................  $    --       -- %    $ 1,757     6.48 %
  U.S. government sponsored entities..........    1,838     4.66        1,968     4.97
  States and political subdivisions(1)........      355     6.88        1,129     6.83
  Mortgage-backed securities(2)...............       --       --        2,355     6.65
  SBA guaranteed loan participation
    certificates(2)...........................       --       --          296     7.89
  Other securities............................       --       --           --       --
                                                -------     ----      -------     ----
    Total.....................................  $ 2,193     4.99 %    $ 7,505     6.25 %
                                                =======     ====      =======     ====
SECURITIES HELD TO MATURITY:
  U.S. Treasury...............................  $    --       -- %    $   244     6.61 %
  U.S. government sponsored entities..........      297     6.83        6,126     5.84
  States and political subdivisions(1)........      185     7.07        3,270     7.39
  Mortgage-backed securities(2)...............       --       --          910     7.37
  Other securities............................       --       --          150     8.25
                                                -------     ----      -------     ----
    Total.....................................  $   482     6.92 %    $10,700     6.50 %
                                                =======     ====      =======     ====


                                                                MATURITY
                                                -----------------------------------------
                                                  DUE AFTER FIVE
                                                  YEARS THROUGH            DUE AFTER
                                                    TEN YEARS              TEN YEARS
                                                -------------------   -------------------
                                                           WEIGHTED              WEIGHTED
                                                            AVERAGE               AVERAGE
                                                BALANCE      YIELD    BALANCE      YIELD
                                                -------    --------   -------    --------
SECURITIES AVAILABLE-FOR-SALE:
  U.S. Treasury...............................  $    --       -- %    $    --       -- %
  U.S. government sponsored entities..........    1,191     5.90           --       --
  States and political subdivisions(1)........       85     7.57           --       --
  Mortgage-backed securities(2)...............      993     7.08           --       --
  SBA guaranteed loan participation
    certificates(2)...........................       --       --        3,737     7.02
  Other securities............................       --       --          117     3.04
                                                -------     ----      -------     ----
    Total.....................................  $ 2,269     6.48 %    $ 3,854     6.90 %
                                                =======     ====      =======     ====
SECURITIES HELD TO MATURITY:
  U.S. Treasury...............................  $    --       -- %    $    --       -- %
  U.S. government sponsored entities..........    8,052     6.82          458     5.73
  States and political subdivisions(1)........    2,103     7.93        2,926     8.41
  Mortgage-backed securities(2)...............    3,657     7.41          954     7.39
  Other securities............................      300     7.32        1,630     7.02
                                                -------     ----      -------     ----
    Total.....................................  $14,112     7.15 %    $ 5,968     7.66 %
                                                =======     ====      =======     ====


- -----------------
(1) The yield is reflected on a fully tax equivalent basis utilizing a 34% rate.
(2)      These securities are presented based on contractual maturities.

Loan Portfolio

     The loan portfolio is the largest category of the Company's interest earning assets. Since December 31, 1992, total loans as a percentage of total assets have increased to 75.9% at June 30, 1997, from 59.4%.

     The following table sets forth the historical composition of the loan portfolio.


                                                                                    DECEMBER 31,
                                              JUNE 30,         ------------------------------------------------------
                                               1997                          1996                 1995
                                     ------------------------  --------------------------  --------------------------
                                                   PERCENT OF                  PERCENT OF                  PERCENT OF
                                       AMOUNT      PORTFOLIO     AMOUNT        PORTFOLIO       AMOUNT      PORTFOLIO
                                     --------     -----------  --------       -----------     -------     -----------
                                                                   (DOLLARS IN THOUSANDS)
Commercial .......................   $ 65,474        28.18%    $ 58,912         28.68%       $ 45,217         26.14%
Real estate - construction........     13,400         5.77       12,282          5.98          12,821          7.41
Real estate - mortgage............     92,605        39.86       84,920         41.34          68,227         39.44
Home equity ......................     51,920        22.35       43,193         21.03          37,820         21.86
Installment ......................      8,475         3.65        5,615          2.73           8,655          5.00
Credit cards .....................        446         0.19          503          0.24             261          0.15
                                     --------       ------     --------        ------        --------         -----
     Total gross loans............    232,320       100.00%     205,425        100.00%        173,001        100.00%
                                                    ======                     ======                        ======
Unearned discount ................         --                        (2)                           (3)
Net deferred loan fees.                  (225)                     (261)                         (223)
Unaocreted discount from
  loss on transfer of
  loans held for sale to
  portfolio.......................       (391)                     (438)                         (451)
                                     --------                  --------                      --------
Loans, net of unearned
  discount loan fees..............    231,704                   204,724                       172,324
Allowance for loan
  losses..........................     (1,629)                   (1,425)                       (1,189)
                                     --------                  --------                      --------
  Net loans.......................   $230,075                  $203,299                      $171,135
                                     ========                  ========                      ========





                                                                      DECEMBER 31,
                                     --------------------------------------------------------------------------------
                                               1994                          1993                 1992
                                     ------------------------- --------------------------  --------------------------
                                                   PERCENT OF                  PERCENT OF                  PERCENT OF
                                       AMOUNT      PORTFOLIO     AMOUNT        PORTFOLIO       AMOUNT      PORTFOLIO
                                     --------     -----------  --------       -----------     -------     -----------
                                                                      (DOLLARS IN THOUSANDS)
Commercial  . . . . . .             $ 33,640        23.83%    $ 34,118         30.96%        $32,132         36.17%
Real estate - construction             8,656         6.13        6,697          6.08           2,321          2.61
Real estate - mortgage                63,533        45.01       29,691         26.94          32,486         36.57
Home equity . . . . . .               30,810        21.83       36,366         33.00          19,067         21.46
Installment . . . . . .                4,056         2.87        2,771          2.51           2,332          2.63
Credit cards  . . . . .                  443         0.33          562          0.51             499          0.56
                                    --------       ------     --------        ------         -------        ------
     Total gross loans               141,138       100.00%     110,205        100.00%         88,837        100.00%
                                                   ======                     ======                        ======
Unearned discount . . .                   (8)                      (18)                          (49)
Net deferred loan fees.                 (126)                     (108)                          (69)
Unaocreted discount from
  loss on transfer of
  loans held for sale to
  portfolio.............                (513)                       --                            --
                                    --------                  --------                       -------
Loans, net of unearned
  discount loan fees....             140,491                   110,079                        88,719
Allowance for loan
  losses................              (1,000)                     (855)                         (647)
                                    --------                  --------                       -------
  Net loans.............            $139,491                  $109,224                       $88,072
                                    ========                  ========                       =======


   Commercial Loans. Commercial loans are generally written with adjustable interest rates to match variable rate funding sources. Such loans increased $6.6 million to $65.5 million at June 30, 1997, as the Company actively pursued more commercial loan relationships. Commercial loans represented 28.2% of the total loan portfolio at June 30, 1997, as compared to 28.7% of the total loan portfolio at December 31, 1996.

   Real Estate Mortgage Loans. Real estate mortgage loans, which consist of residential and commercial loans secured by real estate, totaled $92.6 million at June 30, 1997, compared to $84.9 million at December 31, 1996. This increase is primarily related to an increased emphasis in commercial real estate lending. Real estate mortgage loans are typically written with fixed rates of interest.

   Home Equity Loans. Home equity loans increased $8.7 million, or 20.2%, from December 31, 1996 and were $51.9 million at June 30, 1997. At June 30, 1997, home equity loans accounted for 22.4% of the total loan portfolio, compared to 21.0% of the total loan portfolio at December 31, 1996. The increase in home equity loans is primarily due to the success of the Company's prime rate-based home equity products. Home equity lines of credit, in addition to senior mortgage indebtedness, normally do not exceed 80% of the residential real estate collateral value. These loan to value ratios help to limit the credit risk associated with these loans.

   The Bank has no concentrations to borrowers engaged in the same or similar industries that exceed 10% of total loans. The Bank has developed a lending niche in providing loans to the long-term health care industry. At December 31, 1996, the Bank had $10.2 million of commitments to customers in this industry, with $2.9 million drawn and outstanding. The Company maintains a policy of directing its lending activities to the target markets from which its deposits are drawn.

Loan Maturities

   The following table sets forth the maturities of commercial and real estate construction loans outstanding at December 31, 1996. Also set forth are the amounts of such loans due after one year, classified according to sensitivity to changes in interest rates.


                                                                                  MATURITY
                                                ----------------------------------------------------------------------
                                                DUE IN ONE
                                                 YEAR OR              DUE AFTER ONE YEAR               DUE AFTER
                                                  LESS                THROUGH FIVE YEARS               FIVE YEARS           TOTAL
                                                ----------        -----------------------         --------------------      -----
                                                                                  (DOLLARS IN THOUSANDS)
                                                                                  FLOATING                    FLOATING
                                                                   FIXED            RATE           FIXED        RATE
                                                                   -----          --------         -----      --------
Commercial and real estate
  construction loans  . . . . . . .            $54,081            $3,516          $10,345         $2,336        $916       $71,194
                                               =======            ======          =======         ======        ====       =======


Non-performing Loans


   Non-performing loans include: (1) loans accounted for on a non-accrual basis; (2) accruing loans contractually past due ninety days or more as to interest or principal payment; and (3) loans whose terms have been renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.


   The Bank has a reporting and control system to monitor non-performing loans. The following table provides certain information on the Bank's non-performing loans at the dates indicated.

                                                       JUNE 30,                                DECEMBER 31,
                                                       --------          -----------------------------------------------
                                                        1997                1996            1995             1994
                                                      ---------          ----------       ---------        ----------
                                                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans...................................   $     574          $       --       $      13        $      258
Restructured loans.................................          --                  --              --                --
Loans 90 days or more past due, still accruing.....         568                 118             626               123
                                                      ---------          ----------       ---------        ----------
   Total non-performing loans......................   $   1,142          $      118       $     639        $      381
                                                      =========          ==========       =========        ==========
Non-performing loans to loans, net of unearned
   discount and net deferred loan fees.............        0.49%               0.06%           0.37%             0.27%

Non-performing loans to allowance
   for loan losses.................................       70.10%               8.28%          53.74%            38.10%


                                                            DECEMBER 31,
                                                      ----------------------
                                                         1993         1992
                                                      ---------    ---------
Nonaccrual loans...................................   $     852    $     258
Restructured loans.................................          --           --
Loans 90 days or more past due, still accruing.....         519          689
                                                      ---------    ---------
   Total non-performing loans......................   $   1,371    $     947
                                                      =========    =========
Non-performing loans to loans, net of unearned
   discount and net deferred loan fees.............        1.25%        1.07%

Non-performing loans to allowance
   for loan losses.................................      160.35%      146.37%






   The increase in non-performing loans of $1.0 million from December 31, 1996 to June 30, 1997 is primarily attributable to six loans. Of these loans, three loans (totaling $509,000) are 90 days or more past due but still accruing interest. Each of these loans is secured by a first lien on residential real estate or a second lien where the Bank also holds the first lien. Should management's view of the collectibility of these loans change, they may be transferred to nonaccrual status. The other three large non-performing loans are commercial loans (totaling $525,000) which are classified as nonaccrual. One of these loans (totaling approximately $75,000) is guaranteed 82% by the Small Business Administration. Management is aggressively pursuing collection efforts with respect to each of these non-performing loans.


   Loans with principal or interest payments contractually due but not yet paid are reviewed by senior management on a weekly basis and are placed on nonaccrual status when scheduled payments remain unpaid for 90 days or more, unless the loan is both well-secured and in the process of collection.
Interest income on nonaccrual loans is recorded when actually received in contrast to the accrual basis, which records income over the period in which it is earned, regardless of when it is received.

   Potential Problem Loans


   In addition to those loans disclosed under "Non-performing Loans," there are certain loans in the portfolio which management has identified, through its problem loan identification system which exhibit a higher than normal credit risk. However, these loans do not represent non- performing loans to the Company. Management's review of the total loan portfolio to identify loans where there is concern that the borrower will not be able to continue to satisfy present loan repayment terms includes factors such as review of individual loans, recent loss experience and current economic conditions.
Loans in this category include those with characteristics such as those that have recent adverse operating cash flow or balance sheet trends, or have general risk characteristics that the loan officer believes might jeopardize the future timely collection of principal and interest payments. The principal amount of loans in this category as of June 30, 1997 and December 31, 1996 were approximately $484,000 and $983,000, respectively. Loans in this category generally include loans that were classified for regulatory purposes. At June 30, 1997, there were no significant loans which were classified by any bank regulatory agency that are not included above as non-performing or as a potential problem loan.


   The Bank had no other real estate owned at December 31, 1996 or June 30, 1997.

Allowance for Loan Losses

   The allowance for loan losses is maintained at a level considered adequate to provide for potential future losses. The level of the allowance is based upon management's periodic and comprehensive evaluation of the loan portfolio, as well as current and projected economic conditions. Reports of examination furnished by Federal banking authorities are also considered by management in this regard. These evaluations by management in assessing the adequacy of the allowance include consideration of past loan loss experience, changes in the composition of the loan portfolio, the volume and condition of loans outstanding and current market and economic conditions.

   Loans are charged to the allowance for loan losses when deemed uncollectible by management, unless sufficient collateral exists to repay the loan.

         Set forth in the following table is an analysis of the allowance for loan losses.


                                             SIX MONTHS
                                               ENDED                         YEAR ENDED DECEMBER 31,
                                              JUNE 30,        ----------------------------------------------------------
                                                1997           1996          1995          1994       1993         1992
                                             ----------       --------      -------      --------    -------     -------
                                                                      (DOLLARS IN THOUSANDS)
Allowance at beginning of
  period  . . . . . . . . . . . . . . . .     $  1,425       $    1,189    $    1,000    $   855     $   647     $   531
Charge-offs:
  Commercial  . . . . . . . . . . . . . .           --               49            --         88          26         179
  Real estate - construction  . . . . . .           --               --            --         --          --          --
  Real estate - mortgage  . . . . . . . .           --               --            --         --          --          --
  Home equity   . . . . . . . . . . . . .           --               --            --         --          --          --
  Installment   . . . . . . . . . . . . .            2               20             4          1           7           6
  Credit cards  . . . . . . . . . . . . .           53                9            15         50          19          47
                                              --------       ----------    ----------    -------     -------     -------
Total charge-offs . . . . . . . . . . . .           55               78            19        139          52         232
                                              --------       ----------    ----------    -------     -------     -------

Recoveries:
  Commercial  . . . . . . . . . . . . . .           22               --            --         31          23          16
  Real estate - construction  . . . . . .           --               --            --         --          --          --
  Real estate - mortgage  . . . . . . . .           --               --            --         --          --          --
  Home equity   . . . . . . . . . . . . .           --               --            --         --          --          --
  Installment   . . . . . . . . . . . . .            9                3            --          1          --          --
  Credit cards  . . . . . . . . . . . . .           --                1             1          2          17          17
                                              --------       ----------    ----------    -------     -------     -------
Total recoveries  . . . . . . . . . . . .           31                4             1         34          40          33
                                              --------       ----------    ----------    -------     -------     -------
Net charge-offs . . . . . . . . . . . . .           24               74            18        105          12         199
Provision for loan losses . . . . . . . .          228              310           207        250         220         315
                                              --------       ----------    ----------    -------     -------     -------
Allowance at end of period  . . . . . . .     $  1,629       $    1,425    $    1,189    $ 1,000     $   855     $   647
                                              ========       ==========    ==========    =======     =======     =======
Allowance to loans, net of unearned
  discount and net deferred
  loan  fees  . . . . . . . . . . . . . .        0.70%            0.70%         0.70%      0.71%       0.78%       0.73%

Net charge-offs to average net loans
  (annualized for interim period) . . . .        0.02%            0.04%         0.01%      0.08%       0.01%       0.24%



    In 1996, the loan loss provision of $310,000 reflects an increase of $103,660 from the 1995 provision. The increase was necessary to offset an increase in net charge-offs, and to reflect the increase in commercial real estate lending. The decline in the ratio of the allowance to loans, net of unearned discount and net deferred loan fees has occurred as a result of the increase in the loan portfolio. The decline is, however, mitigated by a decrease in non-performing loans.

   The following table presents the allocation of the allowance for loan losses.

                                                                              DECEMBER 31,
                                         JUNE 30,          -------------------------------------------------
                                            1997                       1996                  1995
                                  ----------------------   ------------------------  -----------------------
                                             PERCENT OF               PERCENT OF                 PERCENT OF
                                           LOANS OF EACH              LOANS OF EACH            LOANS OF EACH
                                            CATEGORY TO                CATEGORY TO               CATEGORY TO
                                   AMOUNT   TOTAL LOANS    AMOUNT      TOTAL LOANS   AMOUNT      TOTAL LOANS
                                  --------  ------------   --------    -----------  --------     -----------
Commercial ..................     $    722     28.18%     $    597      28.68%      $    596       26.14%
Real estate - construction...           --      5.77            --       5.98             --        7.41
Real estate - mortgage.......           50     39.86            59      41.34             37       39.44
Installment..................           47      3.65            34       2.73             36        5.00
Home Equity..................          243     22.35           224      21.03            190       21.86
Credit cards.................            5       .19            12       0.24              7        0.15
Unallocated..................          562        --           499         --            323          --
                                  --------     ------     --------     ------       --------     -------
Total........................     $  1,629     100.00%    $  1,425     100.00%      $  1,189      100.00%
                                  ========     ======     ========     ======       ========     =======


                                                                  DECEMBER 31,
                                    ----------------------------------------------------------------------------------
                                              1994                        1993                            1992
                                    --------------------------  --------------------------     -----------------------
                                                PERCENT OF                 PERCENT OF                     PERCENT OF
                                              LOANS OF EACH               LOANS OF EACH                  LOANS OF EACH
                                               CATEGORY TO                 CATEGORY TO                    CATEGORY TO
                                    AMOUNT     TOTAL LOANS     AMOUNT      TOTAL LOANS         AMOUNT     TOTAL LOANS
                                    --------   ------------  -----------   ------------     -----------  -------------
Commercial ..................       $   550       23.83%    $    478         30.96%            $     437       36.17%
Real estate - construction...            --        6.13           --          6.08                    --        2.61
Real estate - mortgage.......            27       45.01           20         26.94                    15       36.57
Installment..................            35        2.87           53          2.51                     9        2.63
Home Equity..................           180       21.83          163         33.00                    71       21.46
Credit cards.................             9        0.33           34          0.51                    34        0.56
Unallocated..................           199          --          107            --                    81          --
                                   --------      ------     --------        ------             ---------      ------
Total........................      $  1,000      100.00%    $    855        100.00%            $     647      100.00%
                                   ========      ======     ========        ======             =========      ======

   Control of the Company's loan quality is continually monitored by management and is reviewed by the board of directors and loan committee of the Bank on a monthly basis, subject to the oversight by the Company's Board of Directors through its members who serve on the loan committee. Independent external review of the loan portfolio is provided by the examinations conducted by regulatory authorities, independent public accountants in conjunction with their annual audit, and an independent loan review performed by an entity engaged by the Board of Directors. The amount of additions to the allowance for possible loan losses which are charged to earnings through the provision for possible loan losses are determined based on a variety of factors, including actual charge-offs during the year, historical loss experience, delinquent loans, and an evaluation of current and prospective economic conditions in the market area. Management believes the allowance for possible loan losses is adequate to cover any potential losses.

Asset Liability Management


   As a continuing part of its financial strategy, the Company attempts to manage the impact of fluctuations in market interest rates on its net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Asset liability management policies are established and monitored by management in conjunction with the board of directors of the Bank, subject to general oversight by the Company's Board of Directors. The policies establish guidelines for acceptable limits on the sensitivity of the market value of assets and liabilities to changes in interest rates.


   The following table illustrates the Company's estimated interest rate sensitivity and periodic and cumulative gap positions as calculated as of June 30, 1997. An institution with more assets than liabilities repricing over a given time frame is considered asset sensitive and will generally benefit from rising rates.



                                                                   TIME TO MATURITY OR REPRICING
                                                       ---------------------------------------------------------
                                                         0-90         91-365       1-5      OVER 5
                                                         DAYS          DAYS       YEARS     YEARS       TOTAL
                                                       -----------   --------   ---------  --------   ----------
INTEREST EARNING ASSETS:                                                   (DOLLARS IN THOUSANDS)
Net loans(1).......................................... $   114,177  $  12,775   $  68,910  $ 34,504   $ 230,366
Taxable investment securities.........................      13,607      1,470      13,654    18,352      47,083
Interest bearing deposits with financial institutions.         778         99          --        --         877
Federal funds sold....................................       3,200        --           --        --       3,200
                                                       -----------  ---------   ---------  --------   ---------
     Total earning assets.............................     131,762     14,344      82,564    52,856     281,526
                                                       ===========  =========   =========  ========   =========

INTEREST BEARING LIABILITIES:
NOW and money market accounts......................... $    52,740  $   5,067   $  28,594  $  2,338   $  88,739
Savings deposits......................................         626      1,907      10,927     5,975      19,435
Time deposits.........................................      42,140     50,428      24,362       559     117,489
Notes payable.........................................       4,415         --          --       --        4,415
Other borrowings......................................      11,765      2,123       2,084     3,999      19,971
                                                       -----------  ---------   ---------  --------   ---------
     Total interest bearing liabilities............... $   111,686  $  59,525   $  65,967  $ 12,871   $ 250,049
                                                       ===========  =========   =========  ========   =========

Rate sensitive assets (RSA)...........................     131,762    146,106     228,670   281,526     281,526

Rate sensitive liabilities (RSL)......................     111,686    171,211     237,178   250,049     250,049

Cumulative gap
     (GAP = RSA - RSL)................................ $    20,076  $ (25,105)  $  (8,508) $ 31,477   $  31,477

RSA/Total assets......................................      43.07%     47.75%      74.74%     92.02%     92.02%
RSL/Total assets......................................      36.50%     55.96%      77.52%     81.73%     81.73%

GAP/Total assets......................................       6.56%     (8.21%)     (2.78%)    10.29%     10.29%
GAP/RSA...............................................      15.24%    (17.18%)     (3.72%)    11.18%     11.18%


- -----------------
(1)      Includes loans held for sale.

     While the gap position illustrated above is a useful tool that management can assess for general positioning of the Company's and the Bank's balance sheets, management uses an additional measurement tool to evaluate its asset/liability sensitivity which determines exposure to changes in interest rates by measuring the percentage change in net interest income due to changes in rates over a one-year time horizon. Management measures such percentage change assuming an instantaneous permanent parallel shift in the yield curve of 200 basis points, both upward and downward. Utilizing this measurement concept, the interest rate risk of the Company, expressed as a percentage change in net interest income over a one-year time horizon due to changes in interest rates, at May 31, 1997, is as follows:


                                                          +200 BASIS  -200 BASIS
                                                            POINTS      POINTS
                                                          ----------  ----------
    Percentage change in net interest
      income due to an immediate 200
      basis point change in interest over a
      one-year time horizon  .......................         0.12%      (1.36)%


Deposits

     Average total deposits were $253.6 million for the six months ended June 30, 1997, an increase of 12.9% from 1996. The increase in deposits occurred as a result of opening new branches, and continued emphasis on deposit growth through marketing and rate promotions. The composition of deposits has not changed significantly from 1996. The following table sets forth average deposits for the periods indicated:


                                                 SIX  MONTHS ENDED        YEAR ENDED DECEMBER 31,
                                                     JUNE 30,         -----------------------------------
                                                        1997            1996        1995        1994
                                                 -----------------    ---------    ---------    ---------
                                                                 (DOLLARS IN THOUSANDS)
NOW and money market accounts ..................   $  81,525    $  76,127    $  68,574    $  51,116
Savings deposits  ..............................      19,408       18,329       18,293       22,339
Time deposits ..................................     113,437       96,308       96,020       84,168
Demand deposits - non-interest bearing  ........      39,209       33,922       26,884       23,765
                                                   ---------    ---------    ---------    ---------
  Total  .......................................   $ 253,579    $ 224,686    $ 209,771    $ 181,388
                                                   =========    =========    =========    =========



   The following table sets forth the maturities of certificates of deposit and other time deposits of $100,000 or more at December 31, 1996 and June 30, 1997.


                                               JUNE 30,    DECEMBER 31,
                                                 1997          1996
                                               --------    ------------
                                                (DOLLARS IN THOUSANDS)
Maturing within three months ................ $   9,231      $  6,458
After three but within six months............     4,821         7,590
After six but within twelve months...........    13,059         8,427
After twelve months .........................     8,439         7,411
                                              =========      =======
  Total...................................... $  35,550      $ 29,886
                                              =========      ========

Securities Sold Under Agreements to Repurchase

     Securities sold under agreements to repurchase are overnight repurchase agreements with customers of the Bank and consist of primarily U.S. government sponsored entity obligations.

     The securities underlying the agreements are book-entry securities. During the period, the securities were delivered by appropriate entry into a third-party custodian's account designated by the Bank under a written custodial agreement that explicitly recognizes the customer's interest in the securities. At December 31, 1996, no material amount of agreements to repurchase securities sold were outstanding with any individual customer.

     The following table sets forth categories of securities sold under agreements to repurchase as of the indicated dates or for the indicated periods:



                                                      AT OR FOR THE
                                                       SIX MONTHS           AT OR FOR THE YEAR ENDED
                                                          ENDED                   DECEMBER 31,
                                                        JUNE 30,        ---------------------------------------
                                                          1997            1996            1995          1994
                                                      -------------     ---------       ---------      --------
                                                                         (DOLLARS IN THOUSANDS)
Balance at end of period  . . . . . . . . . . . .       $  4,996        $  4,255        $  1,868       $ 1,809
Weighted average interest rate at end of period .           4.38%           4.23%           4.40%         4.50%
Maximum amount outstanding  . . . . . . . . . . .       $  5,689        $  4,637        $  5,330       $ 2,913
Average amount outstanding  . . . . . . . . . . .       $  5,165        $  4,115        $  3,182       $ 2,240
Weighted average interest rate during period  . .           4.30%           4.20%           4.99%         3.94%


LIQUIDITY AND CAPITAL RESOURCES


     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting principles. The capital classifications are also subject to qualitative judgments by the regulators about risk weightings and other factors.


     Quantitative measures established by Federal Reserve, OCC and FDIC regulations to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined in the regulations) ("leverage ratio") and minimum ratios of Tier 1 capital and total capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations) ("Tier 1 Ratio" and "Tier 2 Ratio", respectively). As of June 30, 1997, the Company's actual total capital to risk-weighted assets ratio (Tier
2) of 7.31% was below the minimum ratio of 8.0% established by the Federal Reserve. The Company's pro forma total capital to risk-weighted assets ratio (Tier 2) which reflects the completion of the Reorganization was 7.95%. Failure by the Company and/or the Bank to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have an adverse effect on the Company's growth and financial results. The Offering is being undertaken to increase the capital of the Company and the Bank to enable the Company to continue its growth. As of June 30, 1997, the most recent notification from the OCC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be considered well capitalized, under this framework, the Bank must maintain minimum leverage, Tier 1 and Tier 2 ratios as set forth in the following table. There are no conditions or events since the notification that management believes has changed the Bank's category. However, there can be no assurance that after the Offering, the Company or the Bank will continue to be in compliance with their regulatory capital requirements.

   The required ratios and the Company's and Bank's actual and pro forma ratios at June 30, 1997, are presented below:

                                                                                                                     TO BE WELL
                                                                                                                     CAPITALIZED
                                                                                                 FOR CAPITAL        UNDER PROMPT
                                                                            PRO                   ADEQUACY       CORRECTIVE ACTION
                                                     ACTUAL               FORMA(1)               PURPOSES            PROVISIONS
                                              ------------------     ------------------     ------------------   ------------------
                                              ACTUAL      RATIO      ACTUAL      RATIO      ACTUAL       RATIO   ACTUAL      RATIO
                                              ------      -----      ------      -----      ------       -----   ------      -----
                                                                              (DOLLARS IN THOUSANDS)
As of June 30, 1997
Total Capital (to Risk Weighted Assets)
   (Tier 2 ratio):
   Company  . . . . . . . . . . . . . . .     $ 15,056     7.31%     $ 16,376     7.95%     $ 16,481     8.0%         N/A
   Bank   . . . . . . . . . . . . . . . .       20,546    10.00        20,546    10.00        16,441     8.0    $  20,551    10.0%
Tier 1 Capital (to Risk Weighted
Assets)
   (Tier 1 ratio):
   Company  . . . . . . . . . . . . . . .       11,580     5.62        14,747     7.16         8,241     4.0          N/A
   Bank   . . . . . . . . . . . . . . . .       18,917     9.20        18,917     9.20         8,221     4.0       12,331     6.0

Tier 1 Capital (to Total Average Assets)
   (leverage ratio):
   Company  . . . . . . . . . . . . . . .       11,580     4.00        14,747     5.09        11,585     4.0          N/A
   Bank   . . . . . . . . . . . . . . . .       18,917     6.54        18,917     6.54        11,571     4.0       14,464     5.0


- ---------------
(1)   The pro forma information reflects the completion of the Reorganization.


   Banking regulations limit the amount of dividends that the Bank may pay without the prior approval of regulatory authorities. As of June 30, 1997, approximately $1,003,000 of the Bank's retained earnings were available for dividends without prior regulatory approval. In addition, the Company's debt agreement with its lending institution requires the Bank to maintain minimum capital requirements which serve to limit dividends from the Bank. Under the debt agreement, the Company and the Bank are required to maintain minimum capital of $9.0 million and $17 million, respectively, and minimum Tier 1 capital to total average assets ratios of 3% and 6%, respectively. The Company's and Bank's capital levels exceed these requirements. The debt agreement imposes a more restrictive dividend limitation on the Bank than the banking regulations. The debt agreement also requires the Bank to maintain an allowance for loan losses of at least 7/10ths of 1% of total loans. Non-performing loans and other real estate are also limited under the agreement to 20% of the Bank's capital. The Bank may not declare a dividend, other than for the purpose of the Company's debt service, without the written consent of its lender. The Company cannot declare cash dividends or acquire any of its own stock without the written consent of its lender.


   Liquidity management at the Bank involves planning to meet anticipated funding needs at a reasonable cost. Liquidity management is guided by policies formulated and monitored by the Company's senior management and the Bank's asset/liability committee, which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. The Banks' principal sources of funds are deposits, short-term borrowings and capital contributions by the Company out of the proceeds of borrowings under the revolving line of credit. At July 30, 1997, approximately $7.4 million of indebtedness was outstanding under the Company's $8.0 million revolving line of credit. Borrowings by the Bank from the Federal Reserve Bank of Chicago and Federal Home Loan Bank of Chicago provide additional sources of short-term liquidity.

   The Bank's core deposits, the most stable source of liquidity for community banks due to the nature of long-term relationships generally established with depositors and the security of deposit insurance provided by the FDIC, are available to provide long-term liquidity. At June 30, 1997, 68.9% of the Company's total assets were funded by core deposits with balances less than $100,000, while remaining assets were funded by other funding sources such as core deposits with balances in excess of $100,000, public funds, purchased funds, and the capital of the Bank. At December 31, 1996 and 1995, 69.8% and 71.3% of total assets were funded by core deposits, respectively.


   Liquid assets refer to money market assets such as Federal funds sold and interest bearing time deposits with financial institutions, as well as securities available-for-sale and securities held-to-maturity with a remaining maturity less than one year. Net liquid assets represent the sum of the liquid asset categories less the amount of assets pledged to secure public funds. At June 30, 1997, net liquid assets totaled approximately $25.9 million, compared to approximately $26.3 million at December 31, 1996 and $30.7 million at December 31, 1995. The decrease in net liquid assets from December 31, 1995 to June 30, 1997 is a result of the Company's efforts to shift assets from lower yielding investments such as maintaining high balances with correspondent
banks to higher yielding investments such as loans.  Cash and   due from banks
including interest bearing demand balances with financial institutions, at December 31, 1995 was $19.1 million compared with $12.6 million at June 30, 1997.


   The Bank routinely accepts deposits from a variety of municipal entities. Typically, these municipal entities require that banks pledge marketable securities to collateralize these public deposits. At June 30, 1997, December 31, 1996 and December 31, 1995, the Bank had approximately $11 million, $14 million and $13 million, respectively, of securities collateralizing such public deposits. Deposits requiring pledged assets are not considered to be core deposits, and the assets that are pledged as collateral for these deposits are not deemed to be liquid assets.


   The Company's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Net cash provided by operating activities, consisting primarily of earnings, was $1.6 million for the six months ended June 30, 1997, and $1.6 million for the year ended December 31, 1995. Net cash used in operating activities for the six months ended June 30, 1996 was $2.2 million and $266,000 for the year ended December 31, 1996. A significant component in the fluctuation of net cash provided by or used in operating activities is the timing of the transfer of loans held for sale to permanent investors. Net cash used in investing activities, consisting primarily of loan and investment funding, was $28.2 million and $4.6 million for the six months ended June 30, 1997 and 1996, respectively, and $29.9 million and $26.4 million for the years ended December 31, 1996 and 1995, respectively. Net cash provided by financing activities, consisting principally of deposit growth, was $28.5 million and $1.4 million for the six months ended June 30, 1997 and 1996, respectively, and $23.5 million and $26.9 million for the years ended December 31, 1996 and 1995, respectively.


EFFECTS OF INFLATION


   The financial statements and related financial data concerning the Company presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Inflation can have a significant effect on the operating results of all industries. However, the effects of inflation in the local economy and on the Company's operating results have been relatively modest for the past several years.
Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates.



   The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Increases in interest rates affect the ability of the Company's borrowers to service their variable rate debt. Furthermore, inflation can directly affect the value of loan collateral in general, and real estate collateral in particular. These factors are taken into account in the initial underwriting process and over the life of the loans. The Company believes that it has systems in place to continue to manage the rates, liquidity and interest rate sensitivity of the Company's assets and liabilities. See "Financial Condition - Asset Liability Management."

FORWARD-LOOKING STATEMENTS

   This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements may be deemed to include, among other things, statements relating to anticipated growth and increased profitability, as well as statements relating to the Company's strategic plan, including plans to continue to develop lending niches, to open new branch offices, and to selectively acquire other financial institutions. Actual results could differ materially from those addressed in the forward-looking statements as a result of the factors discussed in "Risk Factors" and elsewhere in this Prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors, executive officers and certain other key employees of the Company, and their respective ages and principal positions as of July 31, 1997, are as follows:

NAME                                         AGE                POSITION
- ----                                         ---                --------
Saul D. Binder(3) . . . . . . . . . .        57       Director, President and Chief Executive Officer of
                                                      the Company and President and Chief Executive Officer
                                                      of the Bank

Steven A. Covert  . . . . . . . . . . .      35       Executive Vice President and Chief Financial Officer
                                                      of the Company and the Bank

Craig R. Carpenter  . . . . . . . . . .      61       Senior Vice President and Chief Credit Officer of the Bank

Ronald W. Tragasz . . . . . . . . . . .      48       Senior Vice President and Cashier of the Bank

Christa N. Calabrese  . . . . . . . . .      48       Senior Vice President and Chief Lending Officer of the Bank

Sam Moraras . . . . . . . . . . . . . .      46       Treasurer of the Company and Vice President and Controller of the Bank

George M. Ohlhausen(3)(4) . . . . . . .      75       Chairman of the Board of Directors of the Company

Charles G. Freund(1)(5) . . . . . . . .      73       Director

Avrom H. Goldfeder(2)(5)  . . . . . . .      38       Director

Samuel D. Kahan(1)(5) . . . . . . . . .      50       Director

Sherwin Koopmans(2)(4)  . . . . . . . .      55       Director

Norman D. Rich(3)(4)  . . . . . . . . .      62       Director

- --------------
(1)   Class I Director
(2)   Class II Director
(3)   Class III Director
(4)   Member of the Audit Committee
(5)   Member of the Compensation Committee

   Saul D. Binder has been President and Chief Executive Officer since joining the Bank in 1982, and has been President and Chief Executive Officer of the Company since 1992. Mr. Binder has been a Director of the Bank since 1982 and a Director of the Company since its incorporation in 1986. From March, 1985 to December, 1989, Mr. Binder served as President of the Bank of Bellwood. From August, 1986 to December, 1989, he served as President of First National Bank of Wheaton. From August, 1985 to December, 1989, Mr. Binder served as Secretary of Bellwood Bancorp.

   Steven A. Covert was named Executive Vice President and Chief Financial Officer of the Company and the Bank in September, 1995. From July, 1993 to December, 1994, Mr. Covert was Senior Vice President and Chief Financial Officer of Ithaca Bancorp, Inc., a bank holding company located in Ithaca, New York. From January, 1991 to July, 1993, Mr. Covert was Vice President and Chief Financial Officer of Center Banks, Incorporated, a bank holding company located in Skaneateles, New York. Prior to January, 1991, Mr. Covert was employed by KPMG Peat Marwick LLP as an auditor, where he obtained his license as a Certified Public Accountant.

   Craig R. Carpenter joined the Bank as Senior Vice President and Chief Credit Officer in August, 1995. From 1961 to August, 1995, Mr. Carpenter was employed by Continental Bank N.A. in various capacities, most recently as Vice President and Departmental Credit Officer where he oversaw the pre-approval of all credit relationships for the real estate department, including the energy and mineral division.


   Ronald W. Tragasz joined the Bank in September, 1991, and is currently Senior Vice President and Cashier of the Bank and Assistant Vice President of the Company. Prior to September, 1991, Mr. Tragasz was employed by the Bank of Ravenswood as Cashier and by First National Bank of Chicago as Assistant Vice President, where he was responsible for bank operating functions and various branch operations.


   Christa N. Calabrese has been Senior Vice President and Chief Lending Officer of the Bank since 1992. Prior to joining the Bank, Ms. Calabrese was an Asset Specialist with the Resolution Trust Corporation from 1990 to 1992. From 1969 through 1990, Ms. Calabrese held commercial lending positions with local community banks.

   Sam Moraras has been Treasurer of the Company and Vice President and Controller of the Bank since August, 1996. From September, 1995, to July, 1996, Mr. Moraras was employed by Siam Commercial Bank as the Manager of the Operations Group where he oversaw the general operations of the bank. From January, 1987, to September, 1995, Mr. Moraras was employed by Peterson Bank with his last position being Senior Vice President and Controller where he was in charge of the accounting and investment functions for the bank.

   George M. Ohlhausen has been Chairman of the Board of Directors of the Company since September, 1991. Mr. Ohlhausen was formerly President of George
M. Ohlhausen, Inc., through which he represented a variety of jewelry manufacturers. He has served as a Director of the Bank since 1982 and of the Company since 1989.

   Charles G. Freund has been Chairman of the Board Emeritus of the Bank since September, 1991. From August, 1989, to September, 1991, Mr. Freund was Chairman of the Board of the Bank. Prior to his retirement in 1986, Mr. Freund was Vice President, Secretary and Treasurer of Mid-Con Corp., a natural gas transmission company. He currently serves as a Director of Lincoln National Income Fund, Lincoln National Convertible Securities Fund and the Mathers Fund. Mr. Freund has been a Director of the Bank since 1978 and of the Company since 1989.

   Avrom H. Goldfeder has been a Director of the Company since 1997. Mr. Goldfeder has been a member-trader of the Chicago Board of Trade (CBOT) since 1986. He is a member of the CBOT Business Conduct Committee and is Vice Chairman of the CBOT Educational Research Foundation. Mr. Goldfeder was a founding partner of the Financial Futures Interest Rate Group before joining ING Futures and Options in October, 1990.

   Samuel D. Kahan has been a Director of the Company since 1995. Mr. Kahan is an economist and since October, 1995, has been President of A.S.K. Financial Research Ltd., an economic research firm. From 1985 to 1995, Mr. Kahan was the Chief Economist for Fuji Securities, Inc., a subsidiary of Fuji Bank, Ltd.


   Sherwin Koopmans has been a Director of the Company since 1997. Prior to his retirement in January, 1996, Mr. Koopmans was the Associate Director of the Division of Depository and Asset Services for the Federal Deposit Insurance Corporation ("FDIC") from July, 1994 to December, 1995. Prior to working for the FDIC, Mr. Koopmans was the Regional Director and then the Vice President for Resolution for the Resolution Trust Corporation from December, 1991, to July, 1994.



   Norman D. Rich has been a Director of both the Company and the Bank since 1991. Mr. Rich is a principal of the accounting and consulting firm of Veatch, Rich & Nadler, Chtd., and has been during the last five years. Mr. Rich is a Certified Public Accountant.


     The Company's Board of Directors consists of seven (7) members divided into three classes of Directors who are elected to hold office for staggered three-year terms as provided in the Company's By-Laws. Those persons currently serving as Class I Directors will hold office until the Annual Stockholder Meeting to be held in 1998;

Class II Directors will hold office until the Annual Stockholder Meeting to be held in 1999; and Class III Directors will hold office until the Annual Stockholder Meeting to be held in 2000.

   Executive officers are appointed annually by the Board of Directors and serve at the Board's discretion, subject to any written employment agreements with the Company. See "Management--Employment Agreements."

DIRECTORS' COMPENSATION

   Prior to July, 1997, members of the Board of Directors of the Company did not receive compensation for their services as directors but were compensated as members of the Bank's Board of Directors. Beginning August, 1997, members of the Company's Board of Directors other than executive officers will receive a fee of $1,000 a month. The Company will reimburse all directors of the Company for all travel-related expenses incurred in connection with their activities as directors. George M. Ohlhausen receives an additional $32,500 annually for serving as Chairman of the Board of Directors of the Company.

   Prior to July, 1997, the same people were members of both of the Board of Directors of the Company and the Bank. As of January 1 of each year, each director of the Company and the Bank was granted an option to purchase up to 10,000 shares of Common Stock at the book value per share of Common Stock on the last day of the month prior to the month in which such option was either fully or partially exercised. Such options expire on December 31 of the year in which the options were granted. In June, 1997, both the Board of Directors of the Company and the Bank approved a resolution which reduced the number of shares for which options granted in 1997 could be exercised to 1,000 shares and changed the expiration date of the 1997 options to July 23, 1997. Between January 1, 1996 and July 30, 1997, nine Directors exercised options to purchase an aggregate of 20,405 shares of Common Stock at a weighted average exercise price of $8.34 per share.

COMMITTEES OF THE BOARD OF DIRECTORS

   In connection with the Offering, the Company has formed two new committees of the Board, the Audit Committee and the Compensation Committee. The members of the Company's Audit Committee are Messrs. Norman D. Rich, George M. Ohlhausen and Sherwin Koopmans. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with such accountants the plan and results of their audit of the Company's financial statements and determining the independence of such accountants. The members of the Company's Compensation Committee are Messrs. Charles G. Freund, Avrom H. Goldfeder and Samuel D. Kahan. The Compensation Committee will review and make recommendations with respect to compensation of officers and key employees, including the grant of options under the 1995 Stock Option Plan.

EXECUTIVE COMPENSATION

   The following table shows certain information concerning the compensation of the Chief Executive Officer during the year ended December 31, 1996. No other executive officer of the Company had compensation during the year ended December 31, 1996, which exceeded $100,000.

                           SUMMARY COMPENSATION TABLE



                                                                                ANNUAL COMPENSATION
                                                                                               ALL OTHER
               NAME AND PRINCIPAL POSITION                       YEAR            SALARY        COMPENSATION(1)
               ---- --- --------- --------                    ----------        --------       -----------------
Saul D. Binder
 President and Chief Executive Officer of the
 Company and President and Chief Executive
 Officer of the Bank..............................               1996           $175,000        $  19,503

- --------------

(1) Includes $200 contributed by the Company for Mr. Binder under the Company's 401(k) Plan and $19,303 allocated to Mr. Binder under the Company's ESOP.



AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
   VALUES

    The following table provides information on option exercises in 1996 by the Chief Executive Officer and the value of such officer's unexercised options at December 31, 1996. The Company made no option grants in 1996 to the Chief Executive Officer.


                                                     NUMBER OF UNEXERCISED             VALUE OF UNEXERCISED IN THE
                                                          OPTIONS AT                        MONEY OPTIONS AT
                                                     DECEMBER 31, 1996(1)                DECEMBER 31, 1996(2)
                     SHARES                      ------------------------------    -------------------------------
                   ACQUIRED ON     VALUE
NAME                EXERCISE      REALIZED       EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
- ----               ------------   --------       --------------   --------------   --------------    -------------
Saul D. Binder(3)    -             $0            113,390                --              $894,105        $0


- --------------

(1) Future exercisability is subject to vesting and the optionee remaining employed by the Company.
(2) Based on the offering price of $12.50 per share. There is no guarantee that if and when these options are exercised they will have this value.
(3) Of these options, options to purchase 28,390, 68,000 and 17,000 shares of Common Stock were granted in February, 1990, April, 1992 and January, 1993, respectively, at exercise prices reflecting the fair market value as of the dates of such option grants of $1.82, $5.41 and $6.09 per share, respectively.



EMPLOYMENT AGREEMENTS


   The Bank has entered into an Employment Agreement dated February 1, 1997, with Mr. Binder. The Employment Agreement will remain in effect until Mr. Binder reaches the age of sixty-five, or in the event his employment is terminated for cause. The annual base salary for Mr. Binder as of the execution of the Employment Agreement was $175,000. In addition to his salary, Mr. Binder is entitled to participate in and receive benefits under any employee insurance and fringe benefits programs that may be established by the Bank for its employees. The Employment Agreement further provides that upon the sale, transfer or disposition of the shares of stock or assets of the Bank, Mr. Binder will receive a lump sum payment in the amount of $229,000.


   The Company has entered into an Executive Severance Agreement dated August 21, 1995, with Steven A. Covert, Executive Vice President and Chief Financial Officer of the Company and the Bank, whereby under certain circumstances Mr. Covert will be paid a specified sum in the event his employment is terminated except if such employment is terminated for cause.

STOCK OPTION PLANS

   The Company adopted the 1995 Stock Option Plan for executive officers and other key personnel of the Company and the Bank effective October 31, 1995. Pursuant to the 1995 Stock Option Plan, vesting of the options is determined by the Board of Directors and typically is over a period not exceeding four years. Options must be exercised within ten years after the date of grant. At July 31, 1997, there were 153,340 outstanding options to buy Common Stock at a weighted average price of $5.02 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Historically, compensation of the Bank's executive officers has been established at the Bank level by the Compensation Committee of the Bank's Board of Directors. Saul D. Binder, President and Chief Executive Officer of the Company and the Bank, participated in deliberations concerning compensation of the executive officers during 1996. Mr. Binder's compensation has historically been determined by the Compensation Committee of the Bank's Board of Directors. The Company's Compensation Committee will determine the compensation of executive officers of the Company on a going-forward basis.

                             CERTAIN TRANSACTIONS


   From time to time, the Bank makes loans and extends credit to certain of the Company's and/or the Bank's officers and directors and to certain companies affiliated with such persons. In the opinion of the Company, all of such loans and extensions of credit were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other third parties, and did not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 1997, an aggregate of $2.5 million of loans and extensions of credit were outstanding to certain officers and directors of the Company and/or the Bank and to certain companies affiliated with such persons.

                            PRINCIPAL SHAREHOLDERS


   The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of July 31, 1997 after giving effect to the Reorganization and the stock split, and as adjusted to reflect the issuance by the Company of the shares of Common Stock offered in the Offering (assuming 1,200,000 shares are sold in the Offering) by: (i) each person or entity known to the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, (ii) each Named Executive Officer, (iii) each director of the Company, and (iv) all directors, executive officers and certain key employees of the Company as a group.



                                                   NUMBER OF
                                                   SHARES
NAME AND ADDRESS OF                                BENEFICIALLY              PERCENTAGE OF OUTSTANDING
BENEFICIAL OWNER(1)                                OWNED(2)(3)                      SHARES OWNED
- -----------------------------------------------    ------------       ----------------------------------------
                                                                      Before Offering           After Offering
                                                                      ---------------           --------------
Saul D. Binder  . . . . . . . . . . . . . . . .    194,447                11.5%                     6.7%
Charles G. Freund . . . . . . . . . . . . . . .     49,912                 3.0                      1.7
Avrom H. Goldfeder  . . . . . . . . . . . . . .         --                 --                       --
Samuel D. Kahan . . . . . . . . . . . . . . . .      1,700                 *                        *
Sherwin Koopmans  . . . . . . . . . . . . . . .         --                 --                       --
George M. Ohlhausen . . . . . . . . . . . . . .    247,777                14.7                      8.6
Norman D. Rich  . . . . . . . . . . . . . . . .     18,699                 1.1                      *
Naschon Draiman(4)  . . . . . . . . . . . . . .    155,674                 9.2                      5.4
All directors, executive
  officers and key employees as a group (12
  persons)  . . . . . . . . . . . . . . . . . .    526,985                31.2                     18.2

- ---------------

*    Less than 1%

(1) The address of each of the executive officers and directors, unless noted otherwise in the footnotes, is c/o Success Bancshares, Inc., One Marriott Drive, Lincolnshire, Illinois 60069.

(2) The number of shares listed includes 127,840 shares of Common Stock which may be acquired through the exercise of stock options.

(3) Includes, when applicable, shares owned of record by such person's minor children and spouse and by other related individuals and entities over whose shares of Common Stock such person has custody, voting control, or power of disposition.

(4)  Mr. Draiman's address is 6134 North St. Louis Avenue, Chicago, Illinois
     60659.

                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under federal and state law. References under this heading to applicable statutes or regulations are brief summaries of portions thereof which do not purport to be complete and which are qualified in their entirety by reference to those statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on the business of commercial banks and bank holding companies, including the Company and the Bank. However, management is not aware of any current recommendations by any regulatory authority which, if implemented, would have or would be reasonably likely to have a material effect on liquidity, capital resources, or operations of the Company or the Bank.

BANK HOLDING COMPANY REGULATION

     The Company is registered as a "bank holding company" with the Federal Reserve and, accordingly, is subject to supervision by the Federal Reserve under the BHC Act. The Company is required to file with the Federal Reserve periodic reports and such additional information as the Federal Reserve may require pursuant to the BHC Act. The Federal Reserve examines the Company and may examine the Bank.

     The BHC Act requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than five percent of the voting shares or substantially all the assets of any bank or bank holding company, or for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring direct or indirect ownership or control of voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for its authorized subsidiaries. Under the BHC Act and Federal Reserve regulations, the Company and the Bank are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, lease, sale of property, or furnishing of services.


     Any person, including associates and affiliates of and groups acting in concert with such person, who purchases or subscribes for five percent or more of the Company's Common Stock may be required to obtain prior approval of the Federal Reserve under the BHC Act. Under the Change in Bank Control Act, any person who acquires stock of the Company such that its interest exceeds ten percent of the Company, may be required to demonstrate that such person is not in control of the Company. Prior regulatory approval will be required before acquiring the power to directly or indirectly direct the management, operations or policies of the Company or the Bank or before acquiring control of 25 percent or more of any class of the Company's or Bank's outstanding voting stock. In addition, any corporation, partnership, trust or organized group that acquires a controlling interest in the Company or the Bank may have to obtain approval of the Federal Reserve to become a bank holding company and thereafter be subject to regulation as such.


     It is the policy of the Federal Reserve that the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank. The Federal Reserve takes the position that in implementing this policy, it may require the Company to provide such support when the Company otherwise would not consider itself able to do so.

     The Federal Reserve has adopted risk-based capital requirements for assessing bank holding company capital adequacy. These standards define regulatory capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. The Federal Reserve's risk-based guidelines apply on a consolidated basis for bank holding companies with consolidated assets of $150 million or more and on a "bank-only" basis for bank holding companies with consolidated assets of less than $150 million, subject to certain terms and conditions. Under the Federal Reserve's risk-based guidelines, capital is classified into two categories. For bank holding companies, Tier 1 or "core" capital consists of common shareholders' equity, perpetual preferred stock (subject to certain limitations) and minority interests in the common equity accounts of consolidated subsidiaries, and is reduced by goodwill, certain other intangible assets and certain investments in other corporations ("Tier 1 Capital"). Tier 2 capital consists of the allowance for loan and lease losses (subject to certain conditions and limitations), perpetual preferred stock (to the extent not included in Tier 1 capital), "hybrid capital instruments," perpetual debt and mandatory convertible debt securities, and term subordinated debt and intermediate-term preferred stock.


     Under the Federal Reserve's capital guidelines, bank holding companies are required to maintain a minimum ratio of qualifying capital to risk-weighted assets of 8.0%, of which at least 4.0% must be in the form of Tier 1 Capital. The Federal Reserve also requires a minimum leverage ratio of Tier 1 Capital to total average assets of 4.0%, except that bank holding companies not rated in the highest category under the regulatory rating system are required to maintain a leverage ratio of 1.0% to 2.0% above such minimum. The 4.0% Tier 1 Capital to total average assets ratio constitutes the minimum leverage standard for bank holding companies, and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. In addition, the Federal Reserve continues to consider the Tier 1 leverage ratio in evaluating proposals for expansion or new activities.

     In its capital adequacy guidelines, the Federal Reserve emphasizes that the foregoing standards are supervisory minimums and that banking organizations generally are expected to operate well above the minimum ratios. These guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels.


     As of June 30, 1997, on a pro forma basis, the Company had a Tier 1 capital to risk-weighted assets ratio (Tier 1 Ratio) of 7.2%, total capital to risk-weighted assets ratio (Tier 2 Ratio) of 7.95% and a Tier 1 capital to total average assets ratio (leverage ratio) of 5.09%. The Company's actual Tier 2 Ratio as of June 30, 1997 was below the minimum ratio of 8.0% established by the Federal Reserve. Failure by the Company to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a adverse effect on the Company's growth and financial results.


BANK REGULATION

     The Bank is subject to supervision and examination by the OCC pursuant to the National Bank Act and regulations promulgated thereunder. The Bank is a member of the Federal Reserve and as such is also subject to examination by the Federal Reserve.

     The deposits of the Bank are insured by the Bank Insurance Fund under the provisions of the Federal Deposit Insurance Act (the "FDIA"), and the Bank is, therefore, also subject to supervision and examination by the FDIC. The FDIA requires that the appropriate federal regulatory authority (the OCC, in the case of the Bank) approve any merger and/or consolidation by or with an insured bank, as well as the establishment or relocation of any bank or branch office. The FDIC also supervises compliance with the provisions of federal law and regulations which place restrictions on loans by FDIC-insured banks to their directors, executive officers and other controlling persons.

     Furthermore, banks are affected by the credit policies of other monetary authorities, including the Federal Reserve, which regulate the national supply of bank credit. Such regulation influences overall growth of bank loans, investments, and deposits and may also affect interest rates charged on loans and paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.


     All banks located in Illinois have traditionally been restricted as to the number and geographic location of branches which they may establish. The Illinois Banking Act was amended in June 1993, however, to eliminate such branching restrictions. Accordingly, banks located in Illinois are now permitted to establish branches anywhere in Illinois without regard to the location of other banks' main offices or the number of branches previously maintained by the bank establishing the branch. Under recently enacted federal legislation, banks are also permitted to establish branches in other states, subject to certain limitations. See "Interstate Banking and Branching Legislation."

FINANCIAL INSTITUTION REGULATION GENERALLY

     Transactions with Affiliates. Transactions between a bank and its holding company or other affiliates are subject to various restrictions imposed by state and federal regulatory agencies. Such transactions include loans and other extensions of credit, purchases of securities and other assets, and payments of fees or other distributions. In general, these restrictions limit the amount of transactions between an institution and an affiliate of such institution, as well as the aggregate amount of transactions between an institution and all of its affiliates, and require transactions with affiliates to be on terms comparable to those for transactions with unaffiliated entities.

     Dividend Limitations. As a holding company, the Company is primarily dependent upon dividend distributions from the Bank for its income. Federal statutes and regulations impose restrictions on the payment of dividends by the Company and the Bank.


     Pursuant to the National Bank Act, all dividends must be paid out of undivided profits. Federal Reserve policy provides that a bank holding company should not pay dividends unless (i) the bank holding company's net income over the prior year is sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries.


     Delaware law also places certain limitations on the ability of the Company to pay dividends. For example, the Company may not pay dividends to its shareholders if, after giving effect to the dividend, the Company would not be able to pay its debts as they become due. Since a major source of the Company's revenue is dividends the Company receives and expects to receive from the Bank, the Company's ability to pay dividends is likely to be dependent on the amount of dividends paid by the Bank. No assurance can be given that the Bank will, in any circumstances, pay dividends to the Company.


     Federal regulations prohibit any Federal Reserve member bank, including the Bank, from declaring dividends in any calendar year in excess of its net profit for the year plus the retained net profits for the preceding two years without the prior approval of the Federal Reserve. Furthermore, the OCC may, after notice and opportunity for hearing, prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice.


     In addition to the foregoing, the ability of the Company and the Bank to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA"), as described below. The right of the Company, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

     Standards for Safety and Soundness. The FDIA, as amended by FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the Federal Reserve, together with the other federal bank regulatory agencies, to prescribe standards of safety and soundness, by regulations or guidelines, relating generally to operations and management, asset growth, asset quality, earnings, stock valuation, and compensation. The Federal Reserve, the OCC and the other federal bank regulatory agencies have adopted, effective August 9, 1995, a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, each of the Federal Reserve and the OCC adopted regulations that authorize, but do not require, the Federal Reserve or the OCC, as the case may be, to order an institution that has been given notice by the Federal Reserve or the OCC, as the case may be, that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the Federal Reserve or the OCC, as the case may be, must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the "prompt corrective action" provisions of FDICIA. If an institution fails to comply with such an order, the Federal Reserve or the OCC, as the case may be, may seek to enforce such order in judicial proceedings and to impose civil money penalties. The Federal Reserve, the OCC and the other federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards.

     A range of other provisions in FDICIA include requirements applicable to closure of branches; additional disclosures to depositors with respect to terms and interest rates applicable to deposit accounts; uniform regulations for extensions of credit secured by real estate; restrictions on activities of and investments by state-chartered banks; modification of accounting standards to conform to generally accepted accounting principles including the reporting of off-balance sheet items and supplemental disclosure of estimated fair market value of assets and liabilities in financial statements filed with the banking regulators; increased penalties in making or failing to file assessment reports with the FDIC; greater restrictions on extensions of credit to directors, officers and principal shareholders; and increased reporting requirements on agricultural loans and loans to small businesses.

     In August, 1995, the Federal Reserve, OCC, FDIC and other federal banking agencies published a final rule modifying their existing risk-based capital standards to provide for consideration of interest rate risk when assessing the capital adequacy of a bank. Under the final rule, the Federal Reserve, the OCC and the FDIC must explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor in evaluating a bank's capital adequacy. The Federal Reserve, the FDIC, the OCC and other federal banking agencies also have adopted a joint agency policy statement providing guidance to banks for managing interest rate risk. The policy statement emphasizes the importance of adequate oversight by management and a sound risk management process. The assessment of interest rate risk management made by the banks' examiners will be incorporated into the banks' overall risk management rating and used to determine the effectiveness of management.

     Prompt Corrective Action. FDICIA requires the federal banking regulators, including the Federal Reserve, the OCC and the FDIC, to take prompt corrective action with respect to depository institutions that fall below certain capital standards and prohibits any depository institution from making any capital distribution that would cause it to be undercapitalized. Institutions that are not adequately capitalized may be subject to a variety of supervisory actions including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions and will be required to submit a capital restoration plan which, to be accepted by the regulators, must be guaranteed in part by any company having control of the institution (such as the Company). In other respects, FDICIA provides for enhanced supervisory authority, including greater authority for the appointment of a conservator or receiver for under capitalized institutions. The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions. However, federal banking agencies have indicated that, in regulating bank holding companies, the agencies may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to the prompt corrective action provisions of FDICIA.

     Insurance of Deposit Accounts. Under FDICIA, as an FDIC-insured institution, the Bank is required to pay deposit insurance premiums based on the risk it poses to the insurance fund. The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve certain designated reserve ratios in the insurance funds and to impose special additional assessments. The FDIC recently amended the risk-based assessment system and on December 11, 1995, adopted a new assessment rate schedule for BIF insured deposits. The new assessment rate schedule, effective with respect to the semiannual premium assessment beginning January 1, 1996, provides for an assessment range of zero to 0.27% (subject to a $2,000 minimum) of insured deposits depending on capital and supervisory factors. Each depository institution is assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "less than adequately capitalized." Within each capital group, institutions are assigned to one of three supervisory subgroups:
"healthy," "supervisory concern" or "substantial supervisory concern." Accordingly, there are nine combinations of capital groups and supervisory subgroups to which varying assessment rates would be applicable. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned.

     During 1996, the Bank was assessed at an average annual rate of the statutory minimum of $2,000. Deposit insurance may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.


     The Economic Growth and Regulatory Paperwork Reduction Act of 1996 enacted on September 30, 1996 provides that beginning with semi-annual periods after December 31, 1996, deposits insured by the Bank Insurance Fund ("BIF") will also be assessed to pay interest on the bonds (the "FICO Bonds") issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings & Loan Insurance Corporation. For purposes of the assessments to pay interest on the FICO Bonds, BIF deposits will be assessed at a rate of 20.0% of the assessment rate applicable to SAIF deposits until December 31, 1999. After the earlier of December 31, 1999 or the date on which the last savings association ceases to exist, full pro rata sharing of FICO assessments will begin. It has been estimated that the rates of assessment for the payment of interest on the FICO Bonds will be approximately 1.3 basis points for BIF-assessable deposits and approximately 6.4 basis points for SAIF-assessable deposits. The payment of the assessment to pay interest on the FICO Bonds should not materially affect the Bank.


     Federal Reserve System. The Bank is subject to Federal Reserve regulations requiring depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve regulations generally require 3.0% reserves must be maintained against total transaction accounts of $52.0 million or less plus 10.0% on the remainder. The first $4.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements.


     Community Reinvestment Act. Under the Community Reinvestment Act ("CRA"), a financial institution has a continuing and affirmative obligation, consistent with the safe and sound operation of such institution, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires each federal banking agency, in connection with its examination of a financial institution, to assess and assign one of four ratings to the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and savings and loan holding company acquisitions. The CRA also requires that all institutions make public disclosure of their CRA ratings. The Bank received a "satisfactory" rating from the OCC on its most recent CRA performance evaluations.

     In April 1995, the Federal Reserve, the OCC and other federal banking agencies adopted amendments revising their CRA regulations. Among other things, the amended CRA regulations substitute for the prior process-based assessment factors a new evaluation system that would rate an institution based on its actual performance in meeting community needs. In particular, the proposed system would focus on three tests: (i) a lending test, to evaluate the institution's record of making loans in its assessment areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (iii) a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices. The amended CRA regulations also clarify how an institution's CRA performance would be considered in the application process.

     Brokered Deposits. Well-capitalized institutions are not subject to limitations on brokered deposits, while an adequately capitalized institution is able to accept, renew or rollover brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. The Bank is eligible under the statutory standard to accept brokered deposits and may use this funding source from time to time when management deems it appropriate from an asset/liability management perspective.

     Enforcement Actions. Federal and state statutes and regulations provide financial institution regulatory agencies with great flexibility to undertake enforcement action against an institution that fails to comply with regulatory requirements, particularly capital requirements. Possible enforcement actions range from the imposition of a capital plan and capital directive to receivership, conservatorship or the termination of deposit insurance.


     Interstate Banking and Branching Legislation. On September 29, 1994, the Riegle-Neal Interstate Banking and Efficiency Act of 1994 (the "Interstate Banking Act") was enacted. Under the Interstate Banking Act, adequately capitalized and adequately managed bank holding companies are allowed to acquire banks across state lines subject to certain limitations. In addition, under the Interstate Banking Act, beginning on June 1, 1997, banks are permitted to merge with one another across state lines and thereby create a main bank with branches in separate states. After establishing branches in a state through an interstate merger transaction, a bank could establish and acquire additional branches at any location in the state where any bank involved in the interstate merger could have established or acquired branches under applicable federal and state law. It is anticipated that this interstate merger and branching ability will increase competition and further consolidate the financial institutions industry.


MONETARY POLICY AND ECONOMIC CONDITIONS

     The earnings of banks and bank holding companies are affected by general economic conditions and also by the fiscal and monetary policies of federal regulatory agencies, including the Federal Reserve. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds obtainable for lending or investing.

     The above monetary and fiscal policies and resulting changes in interest rates have affected the operating results of all commercial banks in the past and are expected to do so in the future. The Bank cannot fully predict the nature or the extent of any effects which fiscal or monetary policies may have on its business and earnings.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 7,500,000 shares, $0.001 par value per share, of common stock (the "Common Stock") and 1,000,000 shares, $0.001 par value per share, of preferred stock (the "Preferred Stock"). As of June 30, 1997, there were issued and outstanding 1,550,670 shares of Common Stock, on a pro forma basis, and no shares of Preferred Stock, with 153,340 additional shares of Common Stock reserved for issuance upon the exercise of currently outstanding options, each of which represents the right to purchase one share of Common Stock. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. Each share offered hereby will be (when issued and delivered in accordance with the terms and conditions of the Offering) duly authorized, fully paid and nonassessable.


COMMON STOCK


     Dividends. The holders of Common Stock are entitled to receive and share equally in such dividends, if any, declared by the Board of Directors out of funds legally available therefor. The Company may pay dividends if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by the DGCL. Under these restrictions, dividends may be paid only out of "surplus" as defined by the DGCL, or, if there should be no surplus, out of the corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See "Dividend Policy". If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.


     Voting Rights. The holders of Common Stock possess voting rights in the Company. Shareholders elect the Company's Board of Directors and act on such other matters as are required to be presented to them under the DGCL or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Accordingly, holders of more than fifty percent of the outstanding shares of Common Stock will be able to elect all of the Directors to be elected each year. Although there are no present plans to do so, if the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. See "Certain Anti-Takeover Effects of the Company's Certificate of Incorporation and By-Laws and Delaware Law."

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Company, all assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of any liquidation or dissolution.

     Preemptive Rights and Redemption. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued by the Company in the future. The Common Stock is not subject to mandatory redemption by the Company.

PREFERRED STOCK

     The Board of Directors is authorized, pursuant to the Company's Certificate of Incorporation, to issue one or more series of Preferred Stock with respect to which the Board, without stockholder approval, may determine voting, conversion and other rights which could adversely affect the rights of holders of Common Stock. The rights of the holders of the Common Stock would generally be subject to the prior rights of the Preferred Stock with respect to dividends, liquidation preferences and other matters. Among other things, Preferred Stock could be issued by the Company to raise capital or to finance acquisitions. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

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


CERTAIN ANTI-TAKEOVER EFFECTS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW

     General. Certain provisions of the Company's Certificate of Incorporation, By-Laws and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the Board of Directors.

     These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

     The provisions of the Certificate of Incorporation and By-Laws described below are designed to reduce, or have the effect of reducing, the vulnerability of the Company to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of the Company or an unsolicited takeover attempt which is unfair to shareholders.

     The following description of certain of the provisions of the Certificate of Incorporation and By-Laws of the Company is necessarily general and is qualified in its entirety by reference to the Certificate of Incorporation and By-Laws of the Company.


     Authorized Shares. The Company's Certificate of Incorporation authorizes the issuance of 7,500,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock have been authorized in an amount which provides the Board of Directors with as much flexibility as possible to effect, among other things, transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board of Directors has the power to the extent consistent with its fiduciary duty to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent Board of Directors and management to retain their respective positions.



     Classified Board of Directors; Filling of Board Vacancies. The Board of Directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the Board of Directors. Each class serves a staggered three-year term, with approximately one-third of the total number of Directors being elected each year. The Certificate of Incorporation and By-Laws provide that the size of the Board of directors is determined by a majority of the Directors. The Certificate of Incorporation and By-Laws also provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of Directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the Directors then in office. Shareholders may elect Directors at either an annual or special meeting. Under the DGCL, members of a staggered board may only be removed for cause unless the corporation's certificate of incorporation provides otherwise. The Company's Certificate of Incorporation does not provide for removal of directors without cause. The staggered board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors.



     Cumulative Voting; Action by Written Consent and Stockholder Meetings.
The Certificate of Incorporation does not provide for cumulative voting for any purpose. The Certificate of Incorporation and By-Laws also provide that any action required or permitted to be taken by the shareholders at an annual or special meeting may be effected by written consent in lieu of a meeting. Directors also retain the right to postpone any previously scheduled stockholder meeting and adjourn any stockholder meeting at any time, whether or not a quorum is present.


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


     Delaware Business Combination Statute. Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination; and the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's shareholders may otherwise deem to be in their best interests.


     Amendment of the Certificate of Incorporation and By-Laws. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to Board of Directors and stockholder amendment of the Certificate of Incorporation and By-laws, limitation of Directors' liability for monetary damages, stockholder action without a meeting and the number, election and term of the Company's Directors. By-Laws may be amended only by the Board of Directors of the Company or by the affirmative vote of the holders of at least 80% of the voting stock, voting together as a single class.


     Certain By-Law Provisions. The By-Laws of the Company also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to provide advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and such stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and such proposing stockholder.

     The provisions described above are intended to reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of Directors.


     Attempts to take over corporations have recently become increasingly common. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its shareholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of the Company and that otherwise is in the best interest of all shareholders.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     The Certificate of Incorporation provides that a Director of the Company will not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a Director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the Director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the Director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.


     While the Certificate of Incorporation provides Directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or recission based on a Director's breach of his or her duty of care.



     The Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such proceeding is alleged action in an official capacity as agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any Director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate of Incorporation also specifically authorizes the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.





TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time.
Sales of substantial amounts of Common Stock of the Company in the public market after various restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future. Upon completion of the Offering, the Company will have 2,759,949 shares of Common Stock issued and outstanding (2,939,949 if the additional subscription option and the over-allotment option are exercised in full). The 1,200,000 shares of Common Stock sold in the Offering (plus any shares sold, as a result of any exercise of the additional subscription option or over-allotment option) will be freely tradeable without registration or other restrictions under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by an "affiliate" of the Company (as defined in the Securities Act).



     The remaining 1,559,949 shares of Common Stock outstanding upon completion of the Offering are "restricted securities" as that term is defined in Rule
144. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions. On the date of this Prospectus, approximately 890,159 shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) and an additional 659,460 shares will be eligible for immediate sale under Rule 144, subject to compliance with the provisions of Rule 144; 399,145 of such shares will, however, be subject to the Lock-up Agreements. After 180 days from the closing date of the Company's Public Offering, these shares will be eligible for sale in the public market, subject, in certain cases, to compliance with Rule 144.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year (including the holding period of any immediate prior owner, except an affiliate), shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company (in a transaction or chain of transactions not involving a public offering) is entitled to sell in "broker's transactions" or to market makers, within any three month period commencing 90 days after the closing date of the Company's Public Offering, a number of shares of Common Stock which does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 27,400 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during a 90-day period preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any immediate prior owner, except an affiliate), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Pursuant to lock-up agreements entered into between the Company and its Directors and executive officers and the Selling Agent, the Directors, executive officers and key employees, who own an aggregate of 399,145 shares as of the date of this Prospectus, have agreed not to offer, sell or contract to sell any Common Stock for a period of 180 days from the closing date of the Public Offering without the prior written consent of the Selling Agent. Upon expiration of this 180-day period, if applicable, all of these shares, except restricted securities, could be resold by the Directors, executive officers and other persons who are affiliates of the Company, subject to certain requirements of Rule 144 under the Securities Act.



     The Company intends to register 285,090 shares of Common Stock that are reserved for issuance under its stock option plans. As of July 30, 1997, options to purchase 153,340 shares were outstanding, each of which entitles the holder thereof to purchase one share of Common Stock. Once registered, shares issued upon exercise of options will be generally eligible for immediate resale in the public market, subject to vesting under the applicable option agreements.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Offering are being passed upon for the Company by Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., Chicago, Illinois, and for the Selling Agent by Lord, Bissell & Brook, Chicago, Illinois.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996, and 1995 and for each of the years in the two year period ended December 31, 1996, included in this Prospectus and the Registration Statement of which it is a part, have been so included in reliance on the report of McGladrey & Pullen, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements for the year ended December 31, 1994, included in this Prospectus and the Registration Statement of which it is part, have been so included in reliance on the report of Crowe, Chizek and Company LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.


     The Company dismissed Crowe, Chizek and Company LLP, its independent certified public accountants, effective October, 1995. In connection with the 1993 and 1994 audits and during the interim period prior to the dismissal, there were no disagreements with the former accountants on any matter or accounting principle or practice, financial statement disclosure, or auditing scope or procedure. The former accountant's reports included in the 1993 and 1994 financial statements were unqualified. The Company engaged McGladrey & Pullen, LLP as its new independent public accountants effective with the dismissal of its former accountants. During the Company's 1993 and 1994 fiscal years and during the interim period prior to engagement there were no consultations with McGladrey & Pullen, LLP with regard to either the application of accounting principles as to any specific transaction, either completed or proposed; the type of audit opinion that would be rendered on the Company's financial statements or any matter of disagreements with the former accountants. The Board of Directors approved the Audit Committee's recommendation to change accountants. In consideration of Crowe, Chizek and Company LLP consenting to the inclusion of its report and to being named as experts in the Registration Statement which includes this Prospectus, the Company agreed to defend, indemnify and hold harmless to the extent permitted by law Crowe, Chizek and Company LLP and its personnel from any claim which arises as a result of the use of its report, including attorney's fees and costs of defense. This indemnification is inoperable if Crowe, Chizek and Company LLP is held liable for professional malpractice or pays any final or non-appealable settlement.


                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Securities and Exchange Commission (the "Commission") in connection with the Common Stock offered by this Prospectus. This Prospectus omits certain information, exhibits and undertakings set forth in the Registration Statement which the Company has filed with the Commission. Such materials may be inspected and copied upon payment of prescribed rates, at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Office of the Commission at the following locations: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. This information is also available on the Internet at the Commission's web site. The address for the web site is: http://www.sec.gov. For further information with respect to the Company, reference is hereby made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof. Each such statement in this Prospectus is qualified in all respects by such reference.

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent certified public accountants and may furnish either quarterly or semi-annual reports containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS



     SUCCESS BANCSHARES, INC.

                                                                                                           PAGE
                                                                                                           ----
Consolidated Balance Sheets at June 30, 1997 (unaudited) and December 31, 1996.............................  F-
Consolidated Statements of Income for the six months ended June 30, 1997 and
   June 30, 1996 (unaudited)...............................................................................  F-
Consolidated Statements of Cash Flows for the six months ended June 30, 1997 and
   June 30, 1996 (unaudited)...............................................................................  F-
Notes to Unaudited Consolidated Financial Statements.......................................................  F-


Report of McGladrey & Pullen, LLP..........................................................................  F-
Report of Crowe, Chizek & Company LLP......................................................................  F-
Consolidated Balance Sheets at December 31, 1996 and December 31, 1995.....................................  F-
Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994.....................  F-
Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1996, 1995 and 1994........................................................................  F-
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994.................  F-
Notes to Consolidated Financial Statements.................................................................  F-

                   Success Bancshares, Inc. and Subsidiaries
                          Consolidated Balance Sheets
                      June 30, 1997 and December 31, 1996

                                                                        June 30,       December 31,
                                                                          1997            1996
- ---------------------------------------------------------------------------------------------------
                                                                       (Unaudited)
ASSETS                                                               (In thousands, except share data)
Cash and cash equivalents                                             $  15,817      $  13,833
Interest-bearing time deposits with financial insti                          99             99
Securities available-for-sale                                            15,821         15,147
Securities held-to-maturity (fair value $31,733 and $3,060 in
   1997 and 1996, respectively)                                          31,262         32,560
Real estate loans held-for-sale                                             291            117
Loans, less allowance for loan losses of $1,629
   at 1997 and $1,425 at 1996                                           230,075        203,299
Premises and equipment, net                                               8,317          7,049
Interest receivable                                                       2,112          1,761
Other assets                                                              2,161          2,484
- ---------------------------------------------------------------------------------------------------
                                                                      $ 305,955      $ 276,349
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
   Deposits
      Non-interest bearing deposits                                   $  42,573      $  42,596
      Interest bearing deposits                                         225,663        202,509
- ---------------------------------------------------------------------------------------------------
          Total deposits                                                268,236        245,105
   Note payable                                                           4,415          4,815
   Federal Home Loan Bank advances                                        9,079          5,152
   Securities sold under repurchase agreements                            4,996          4,255
   Demand notes payable to U.S. Government                                2,729          1,586
   Convertible subordinated debentures                                    3,167          3,167
   Interest payable and other liabilities                                 2,237          1,645
- ---------------------------------------------------------------------------------------------------
         Total liabilities                                              294,859        265,725

Minority interest in subsidiary bank                                        538            524

Stock owned by Employee Stock Ownership Plan (ESOP) participants;
    53,918 and 54,789 Series B Preferred shares at 1997 and 1996,
    respectively, net of ESOP loan of $137 in 1997                          800            866

Shareholders' equity
   Preferred stock, $25 par value, 14,774 shares authorized,
      none issued                                                            --             --
   Common stock, $1 par value, 7,500,000 shares authorized, 960,282 and
       953,391 shares issued and outstanding, at 19                         960            955
   Class A common stock, $1 par value, 1,000,000 shares authorized, 115,500
      shares issued and outstanding, at 1997 and 19                         116            116
   Additional paid-in capital                                             4,869          4,372
   Retained earnings                                                      4,298          4,370
- ---------------------------------------------------------------------------------------------------
        Total before unrealized loss on securities                       10,243          9,813
   Unrealized  loss on securities, net of tax                              (485)          (579)
- ---------------------------------------------------------------------------------------------------
        Total shareholders' equity                                        9,758          9,234
- ---------------------------------------------------------------------------------------------------
                                                                      $ 305,955      $ 276,349
===================================================================================================

See accompanying notes to Unaudited Consolidated Financial Statements

                   Success Bancshares, Inc. and Subsidiaries
                       Consolidated Statements of Income
                    Six Months Ended June 30, 1997 and 1996


                                                                             1997       1996
                                                                             ---------------
                                                                               (Unaudited)
Interest income                                                      (In thousands, except share data)

   Loans (including fee income)                                        $  9,688       $  8,067
   Investment securities                                                  1,393          1,425
   Other interest income                                                    134             76
                                                                         11,215          9,568
- -----------------------------------------------------------------------------------------------------
Interest expense
   Deposits                                                               4,927          4,179
   Note payable                                                             189            131
   Convertible subordinated debentures                                      185            150
   Other borrowings                                                         424            346
- -----------------------------------------------------------------------------------------------------
                                                                          5,725          4,806
- -----------------------------------------------------------------------------------------------------
Net interest income                                                       5,490          4,762
Provision for loan losses                                                   228            128
- -----------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                       5,262          4,634

Other operating income
   Service charges on deposit accounts                                      917            624
   Gain on sale of  loans                                                    28             82
   Credit card processing income                                          2,845          2,388
   Other noninterest income                                               1,510          1,432
                                                                          3,913          3,299
Other operating expenses
   Salaries and employee benefits                                         2,878          2,738
   Occupancy and equipment expense                                          979            807
   Data processing                                                          488            291
   Credit card processing expenses                                        2,765          2,213
   Other noninterest expenses                                             1,510          1,432
                                                                          8,620          7,481
- -----------------------------------------------------------------------------------------------------

   Minority interest in income of subsidiary bank                             7             13
- -----------------------------------------------------------------------------------------------------
Income before income taxes                                                  548            439

Income tax expense                                                          188             92
- -----------------------------------------------------------------------------------------------------
NET INCOME                                                                  360            347

Preferred stock dividends                                                    40             27
- -----------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                                  $    320       $    320
=====================================================================================================

Earnings per common and common equivalent share
   Primary (1,239,388 and 1,150,971 shares, respect                    $   0.29       $   0.30
   Fully diluted (1,239,388 and 1,150,971 shares, respectively)        $   0.29       $   0.30

Pro Forma earnings per common and common equivalent share
   Primary (1,622,615 shares)                                          $   0.29
   Fully diluted (1,622,615 shares)                                    $   0.29


See accompanying notes to Unaudited Consolidated Financial Statements

                   Success Bancshares, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows
                    Six Months Ended June 30, 1997 and 1996


                                                                       1997       1996
- ------------------------------------------------------------------------------------------
                                                                        (Unaudited)
                                                                       (In thousands)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  $  1,631   $ (2,238)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of available-for-sale securities             1,747      1,168
  Purchase of available-for-sale securities                            (2,479)        --
  Purchase of held-to-maturity securities                                  --       (615)
  Proceeds from maturities of held-to-maturity securities               1,134      1,941
  Loans made to customers, net                                        (26,895)    (5,779)
  Premises and equipment expenditures                                  (1,667)    (1,283)
  Purchase of subsidiary bank stock                                        (1)       (40)
- ------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (28,161)    (4,608)
- ------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in non-interest bearing deposits                               (23)      (294)
  Increase (decrease) in interest bearing deposits                     23,154     (4,324)
  Increase (decrease) in demand notes payable to U.S. Government        1,143       (167)
  Increase in securities sold under agreements to repurchase              741      1,423
  Repayments of notes payable                                              --     (1,415)
  Proceeds from notes payable                                            (400)     3,000
  Net increase in  Federal Home Loan Bank advances                      3,927      1,271
  Issuance of convertible subordinated debentures                          --        755
  Issuance of common stock                                                 62      1,151
  Loan to ESOP                                                            (50)        --
  Dividends paid                                                          (40)       (27)
- ------------------------------------------------------------------------------------------
Net cash provided by financing activities                              28,514      1,373
- ------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                    1,984     (5,473)
Cash and cash equivalents at beginning of period                       13,833     20,559
- ------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             15,817     15,086
==========================================================================================

See accompanying notes to the Unaudited Consolidated Financial Statements

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 1.      BASIS OF PRESENTATION

             The financial information of Success Bancshares, Inc. and subsidiaries included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods. The results of the interim period ended June 30, 1997 are not necessarily indicative of the results expected for the year ended December 31, 1997.


NOTE 2.      SECURITIES

             Amortized costs and fair values of securities are summarized as follows:

                                                                               June 30, 1997
                                                             --------------------------------------------------
                                                                             Gross        Gross
                                                              Amortized   Unrealized   Unrealized
                                                                 Cost        Gains       Losses     Fair Value
              -------------------------------------------------------------------------------------------------
                                                                               (In thousands)
              Securities available-for-sale
               U.S. Treasury                                 $   1,743    $     14     $      -    $   1,757
               U.S. Government sponsored entities                5,096           1          100        4,997
               States and political sub-divisions exempt
                from Federal income taxes                        1,566           6            3        1,569
               Mortgage-backed securities                        3,332          16            -        3,348
               SBA guaranteed loan participation                 4,052          17           36        4,033
                certificates
               Other securities                                    117           -            -          117
              -------------------------------------------------------------------------------------------------
                                                             $  15,906    $     54     $    139    $  15,821
              =================================================================================================
              Securities held-to-maturity
               U.S. Treasury                                 $     244    $      2     $      -    $     246
               U.S. Government sponsored entities               14,933         251          263       14,921
               States and political sub-divisions
                Taxable                                          1,846          78            -        1,924
                Exempt from Federal income taxes                 6,638         216            7        6,847
               Mortgage-backed securities                        5,521         194            -        5,715
               Other securities                                  2,080           -            -        2,080
              -------------------------------------------------------------------------------------------------
                                                             $  31,262    $    741     $    270    $  31,733
              =================================================================================================

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 2.      SECURITIES (CONTINUED)

                                                                             December 31, 1996
                                                             --------------------------------------------------
                                                                             Gross        Gross
                                                              Amortized   Unrealized   Unrealized
                                                                 Cost        Gains       Losses     Fair Value
- ---------------------------------------------------------------------------------------------------------------
                                                                               (In thousands)
              Securities available-for-sale
               U.S. Treasury                                 $     748    $      6     $      -    $     754
               U.S. Government sponsored entities                5,846           2         (127)       5,721
               States and political sub-divisions exempt
                from Federal income taxes                        1,565           6          (10)       1,561
               Mortgage-backed securities                        2,568          17            -        2,585
               SBA guaranteed loan participation                 4,337           3          (50)       4,290
                certificates
               Other securities                                    110         126            -          236
- ---------------------------------------------------------------------------------------------------------------
                                                             $  15,174    $    160     $   (187)   $  15,147
===============================================================================================================

              Securities held-to-maturity
               U.S. Treasury                                  $    242    $      3     $      -    $     245
               U.S. Government sponsored entities               15,368         279         (244)      15,403
               States and political sub-divisions
                Taxable                                          1,845          94            -        1,939
                Exempt from Federal income taxes                 6,906         147          (12)       7,041
               Mortgage-backed securities                        5,804         233            -        6,037
               Other securities                                  2,395           -            -        2,395
- ---------------------------------------------------------------------------------------------------------------
                                                             $  32,560    $    756     $   (256)   $  33,060
===============================================================================================================


              The amortized cost and fair value of securities classified as held-to-maturity and available-for-sale at June 30, 1997 and December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                                              June 30, 1997
                                                          ---------------------------------------------------
                                                             Available-for-sale            Held-to-maturity
                                                          ------------------------     ----------------------
                                                           Amortized      Fair          Amortized      Fair
                                                             Cost         Value           Cost        Value
              -----------------------------------------------------------------------------------------------
                                                                             (In thousands)
              Due in one year or less                     $  2,205     $  2,193        $    482    $     485
              Due after one year through five years          4,869        4,854           9,790        9,655
              Due after five years through ten years         1,331        1,276          10,455       10,305
              Due after ten years                              117          117           5,014        5,573
              Mortgage-backed securities and SBA guar-
              anteed loan participation certificates         7,384        7,381           5,521        5,715
              -----------------------------------------------------------------------------------------------
                                                          $ 15,906     $ 15,821        $ 31,262    $  31,733
              ===============================================================================================


                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 2.      SECURITIES (CONTINUED)

                                                                            December 31, 1996
                                                          --------------------------------------------------
                                                             Available-for-sale            Held-to-maturity
                                                          ----------------------       ---------------------
                                                           Amortized      Fair          Amortized      Fair
                                                             Cost         Value           Cost        Value
              ----------------------------------------------------------------------------------------------
                                                                             (In thousands)
              Due in one year or less                     $  2,965     $  2,953        $    702    $     703
              Due after one year through five years          3,783        3,728           9,987       10,001
              Due after five years through ten years         1,411        1,355          10,444       10,605
              Due after ten years                              110          236           5,623        5,714
              Mortgage-backed securities and SBA guar-
               anteed loan participation certificates        6,905        6,875           5,804        6,037
              ----------------------------------------------------------------------------------------------
                                                          $ 15,174     $ 15,147        $ 32,560    $  33,060
              ==============================================================================================


              Securities with carrying values of approximately $23.3 million and $24.2 million at June 30, 1997 and December 31, 1996, respectively, were pledged to secure public deposits, to secure securities sold under agreements to repurchase and for other purposes as required or permitted by law.


NOTE 3.       LOANS

              The major classification of loans follow:

                                                                                  June 30,       December 31,
                                                                                    1997             1996
              -----------------------------------------------------------------------------------------------
                                                                                       (In thousands)
              Commercial                                                      $    65,474      $    58,912
              Residential real estate - mortgage                                   42,074           41,586
              Commercial real estate - mortgage                                    50,531           43,334
              Real estate - construction                                           13,400           12,282
              Home equity                                                          51,920           43,193
              Other loans                                                           8,921            6,118
               Total loans                                                        232,320          205,425

              Less
               Unearned discount                                                        -               (2)
               Deferred loan fees                                                    (225)            (261)
               Unaccreted discount resulting from loss on
                transfer of loans from held-for-sale to portfolio                    (391)            (438)
               Allowance for loan losses                                           (1,629)          (1,425)
              -----------------------------------------------------------------------------------------------
               Net loans                                                      $   230,075      $   203,299
              ===============================================================================================

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 4.      ALLOWANCE FOR LOAN LOSSES

                                                                                 Six months ended June 30,
                                                                             ------------------------------
                                                                                   1997             1996
             ----------------------------------------------------------------------------------------------
                                                                                      (In thousands)
             Balance at beginning of period                                  $     1,425      $     1,189
             Provision for loan losses                                               228              128
             Recoveries on loans previously charged-off                               31                3
             Loans charged-off                                                       (55)             (54)
             ----------------------------------------------------------------------------------------------
             Balance at end of period                                        $     1,629      $     1,266
             ==============================================================================================



NOTE 5.      CONTINGENT LIABILITIES

             At June 30, 1997 and December 31, 1996, loan commitments, including standby letters of credit, were as follows:

                                                                                              1997             1996
             --------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
             Financial instruments whose contract amounts represent credit risk
              Unused home equity lines of credit                                         $    57,882      $    45,195
              Unused commercial and other consumer lines of credit                            42,976           33,531
              Standby letters of credit                                                        2,825            1,808
              Commitments to make loans                                                       10,313            5,199


NOTE 6.      RECENT ACCOUNTING DEVELOPMENTS

             The Financial Accounting Standards Board (FASB) has issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which became effective for transactions occurring after December 31, 1996, except for transactions relating to secured borrowings and collateral for which the effective date is December 31, 1997. The Statement does not permit earlier or retroactive application. The Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interest in the transferred assets is received in exchange. The Statement also establishes standards on the initial recognition and measurement of servicing assets and other retained interest and servicing liabilities, and their subsequent measurement. The Statement requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, the Statement requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by the creditors.

             The Company adopted the applicable provisions of this Statement as of January 1, 1997. Management does not believe the application of the Statement to transactions of the Bank that have been typical in the past will materially affect the Bank s financial position and results of operations.

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------


NOTE 6.      RECENT ACCOUNTING DEVELOPMENTS (CONTINUED)

             The FASB has issued Statement No. 128, Earnings per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per share amounts. All other entities are required to present basic and diluted per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. All entities required to present per share amounts must initially apply Statement No. 128 for annual and interim periods ending after December 15, 1997. Earlier application is not permitted.

             Because the Company has potential common stock outstanding (convertible preferred stock and convertible debentures, and stock options to employees and directors), the Company will be required to present basic and diluted earnings per share. If the Company had applied Statement No. 128 in the accompanying financial statements, the following per share information would have been reported:

                                                    For the six months               For the year ended
                                                      ended June 30,                    December 31,
                                                     1997        1996           1996        1995        1994
               Basic earnings per share            $   0.33   $    0.30       $   0.74    $   0.93    $   0.27
               Diluted earnings per share              0.31        0.29           0.70        0.86        0.26

             In June 1997, the FASB issued Statement 130, Reporting Comprehensive Income. The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Statement does not address when transactions are recorded, how they are measured in the financial statements, or whether they should be included in net income or other comprehensive income. The Statement is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Management has not assessed the effect that this statement will have on its financial statement presentation.

             Also in June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those enterprises report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is required to be restated. Management has not assessed the effect that this statement will have on its financial reporting practices.


NOTE 7.      SHAREHOLDERS'  EQUITY AND CAPITAL STANDARDS

             The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.
             Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 7.      SHAREHOLDERS'  EQUITY AND CAPITAL STANDARDS (CONTINUED)

             a direct material effect on the Company s financial statements. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting principles. The capital classifications are also subject to qualitative judgments by the regulators about risk weightings and other factors.

             Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined) ("leverage ratio") and minimum ratios of Tier I capital and total capital (as defined) to risk-weighted assets (as defined). As of June 30, 1997, the Company s actual total capital to risk-weighted assets ratio of 7.31% is below the minimum ratio of 8.0% established by the Federal Reserve. Failure to meet minimum capital requirements could result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company s business and financial results. As of June 30, 1997, the most recent notification from the corresponding regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be considered well capitalized, under this framework, the Bank must maintain minimum leverage, Tier I and Tier II ratios as set forth in the following table. There are no conditions or events since the notification that management believes has changed the Bank's category.

             The required ratios and the Company's and Bank's actual ratios at June 30, 1997, are presented below:


                                                                                                         To Be Well Capitalized
                                                                                   For Capital          Under Prompt Corrective
                                                               Actual            Adequacy Purposes        Action Provisions
                                                        ------------------    --------------------  ----------------------------
             As of June 30, 1997                          Actual     Ratio      Actual     Ratio          Actual     Ratio
                                                          ------     -----      ------     -----          ------     -----
             Total Capital (to Risk Weighted Assets):
               Company . . . . . . . . . . . . . . .    $ 15,056       7.3%   $ 16,481       8.0%             N/A
               Bank  . . . . . . . . . . . . . . . .      20,546      10.0      16,441       8.0        $  20,551     10.0%
             Tier I Capital (to Risk Weighted Assets):
               Company . . . . . . . . . . . . . . .      11,580       5.6       8,241       4.0              N/A
               Bank  . . . . . . . . . . . . . . . .      18,917       9.2       8,221       4.0           12,331      6.0
             Tier I Capital (to Average Assets):
               Company . . . . . . . . . . . . . . .      11,580       4.0      11,585       4.0              N/A
               Bank  . . . . . . . . . . . . . . . .    $ 18,917       6.5%   $ 11,571       4.0%       $  14,464      5.0%


NOTE 8.      SUBSEQUENT EVENTS

             In anticipation of a public offering, the following actions were approved by the Company's Board of Directors and its shareholders and became effective as indicated:

             -  All unexercised director stock options expired on July 18, 1997.

             - The par value of the Common stock was changed from $1.00 per share to $0.001 per share, effective July 24, 1997.

             - The number of authorized shares of Common stock was increased to 7.5 million shares, effective July 24, 1997.

             - Each of the 115,500 shares of Class A Common stock was converted into .8749 shares of Common stock, effective July 24, 1997.

                  SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Unaudited Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 8.      SUBSEQUENT EVENTS (CONTINUED)

             - Each of the 53,918 shares of Series B Preferred stock was converted into one share of Common stock, effective July 24, 1997.

             - A 1.7 to one (1) stock split was effected on July 30, 1997. All references in the accompanying financial statements to the number of Common shares and per Common share amounts have been retroactively restated to reflect this transaction.


NOTE 9.      PRO FORMA EARNINGS PER SHARE CALCULATIONS

             As of the closing date of the Company's offering of up to 1,380,000 shares of Common Stock registered with the Securities and Exchange Commission on a Form S-1 Registration Statement (File No. 333-32561), substantially all of the aggregate outstanding principal amount of the Company's 9% Convertible Subordinated Debentures and 15% and 17% Convertible Subordinated Notes will be converted into shares of Common Stock.

             Accordingly, the Pro Forma Earnings Per Common Share calculations reflect the effect of these transactions as well as the transactions described in Note 8 Subsequent Events.

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
Success Bancshares, Inc.
Lincolnshire, Illinois

We have audited the accompanying consolidated balance sheets of Success Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Success Bancshares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.





Schaumburg, Illinois                                McGladrey & Pullen, LLP
February 16, 1997 (except for
Note 19 for which the date is
July 23, 1997)

                         REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
Success Bancshares, Inc.
Lincolnshire, Illinois

We have audited the accompanying consolidated statement of income, shareholders, equity, and cash flows of Success Bancshares, Inc. and Subsidiaries for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position and the results of operations and cash flows of Success Bancshares, Inc. and Subsidiaries for the year ended December 31, 1994 in conformity with generally accepted accounting principles.





Oak Brook, Illinois                              Crowe, Chizek and Company, LLP
February 4, 1995

                   Success Bancshares, Inc. and Subsidiaries
                          Consolidated Balance Sheets
                           December 31, 1996 and 1995



                                                                          1996              1995
- -------------------------------------------------------------------------------------------------------
                                                                     (In thousands, except share data)
        ASSETS
        Cash and cash equivalents                                   $    13,833         $   20,559
        Interest-bearing time deposits with financial                        99                199
        institutions
        Securities available-for-sale                                    15,147             15,676
        Securities held-to-maturity (fair value $33,060 and
          $35,950 in 1996 and 1995, respectively)                        32,560             35,056
        Real estate loans held-for-sale                                     117                203
        Loans, less allowances for loan losses of $1,425 and
          $1,189 at 1996 and 1995, respectively                         203,299            171,135
        Premises and equipment, net                                       7,049              4,783
        Interest receivable                                               1,761              1,694
        Other assets                                                      2,484              2,033
- ------------------------------------------------------------------------------------------------------
                                                                    $   276,349         $  251,338
======================================================================================================

        LIABILITIES AND SHAREHOLDERS'  EQUITY
        Liabilities
          Deposits
            Non-interest bearing deposits                           $    42,596         $   35,168
            Interest bearing deposits                                   202,509            192,140
- ------------------------------------------------------------------------------------------------------
              Total deposits                                            245,105            227,308

          Note payable                                                    4,815              3,830
          Federal Home Loan Bank advances                                 5,152              5,950
          Securities sold under repurchase agreements                     4,255              1,868
          Demand notes payable to U.S. Government                         1,586                335
          Convertible subordinated debentures                             3,167              2,412
          Interest payable and other liabilities                          1,645              1,040
- ------------------------------------------------------------------------------------------------------
              Total liabilities                                         265,725            242,743

        Minority interest in subsidiary bank                                524                510
        Stock owned by Employee Stock Ownership Plan (ESOP)
          participants; 54,789 Series B Preferred shares for
          1996 and 93,154 common shares for 1995, net of ESOP               866                719
          loan of $137 in 1996 and $183 in 1995
        Shareholders  equity
          Preferred stock, $25 par value, 14,774 shares authorized,
            none issued                                                       -                  -
          Common stock, $1 par value, 7,500,000 shares authorized,
            953,391 and 947,733 shares issued and outstanding,
            at 1996 and 1995, respectively, exclusive of shares
            retained by ESOP participants                                   955                949
          Class A common stock, $1 par value, 1,000,000 shares
            authorized, 115,500 and 40,000 shares issued and
            outstanding at 1996 and 1995, respectively                      116                 40
          Additional paid-in capital                                      4,372              3,317
          Retained earnings                                               4,370              3,769
- ------------------------------------------------------------------------------------------------------
              Total before unrealized loss on securities                  9,813              8,075
          Unrealized loss on securities, net of tax                        (579)             (709)
- ------------------------------------------------------------------------------------------------------
              Total shareholders'  equity                                 9,234              7,366
- ------------------------------------------------------------------------------------------------------
                                                                    $   276,349         $  251,338
======================================================================================================


        See accompanying notes to Consolidated Financial Statements

                   SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                           1996           1995            1994
       ----------------------------------------------------------------------------------------------------------
                                                                            (In thousands, except share data)
        Interest income
          Loans (including fee income)                                 $  16,757      $   14,956     $   11,136
          Investment securities
            Taxable                                                        2,397           2,936          2,796
            Exempt from federal income tax                                   451             572            626
          Other interest income                                              245             211             61
       ----------------------------------------------------------------------------------------------------------
            Total interest income                                         19,850          18,675         14,619

        Interest expense
          Deposits                                                         8,632           8,771          6,432
          Note payable                                                       355             449            242
          Convertible subordinated debentures                                339             185            179
          Other borrowings                                                   694             481            368
       ----------------------------------------------------------------------------------------------------------
            Total interest expense                                        10,020           9,886          7,221
       ----------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME                                                9,830           8,789          7,398
        Provision for loan losses                                            310             207            250
       ----------------------------------------------------------------------------------------------------------
        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                9,520           8,582          7,148

        Other operating income
          Service charges on deposit accounts                              1,402           1,134            865
          Securities gains, net                                                -              25             61
          Gains on sales of loans, net                                       109              84             94
          Writedown of real estate loans held-for-sale, transferred to
            portfolio                                                        (74)              -           (572)
          Credit card processing income                                    5,334           4,389          4,071
          Other fees and commissions                                         378             372            488
       ----------------------------------------------------------------------------------------------------------
            Total other operating income                                   7,149           6,004          5,007

        Other operating expenses
          Salaries and employee benefits                                   5,513           4,729          3,986
          Occupancy and equipment expenses                                 1,715           1,388          1,287
          Federal deposit and other insurance                                113             350            422
          Data processing                                                    633             501            461
          Credit card processing expenses                                  5,013           3,879          3,756
          Other noninterest expenses                                       2,643           2,495          2,104
       ----------------------------------------------------------------------------------------------------------
            Total other operating expenses                                15,630          13,342         12,016

        Minority interest in income of subsidiary bank                        23              47             58
       ----------------------------------------------------------------------------------------------------------
        INCOME BEFORE INCOME TAXES                                         1,016           1,197             81

        Income tax expense (benefit)                                         233             260           (182)
       ----------------------------------------------------------------------------------------------------------
        NET INCOME                                                           783             937            263
        Preferred stock dividends                                             81               -              -
       ----------------------------------------------------------------------------------------------------------
        NET INCOME APPLICABLE TO COMMON STOCK                          $     702      $      937     $      263
       ==========================================================================================================
        Earnings per common and common equivalent share
          Primary (1,182,286, 1,057,461 and 1,032,253 shares,          $     .66      $      .89     $      .25
            respectively)
          Fully diluted (1,182,286, 1,215,366 and 1,032,253 shares,    $     .66      $      .86     $      .25
            respectively)
        Pro Forma earnings per common and common equivalent share
        (unaudited)
          Primary (1,585,837 shares)                                   $     .62
          Fully diluted (1,585,837 shares)                             $     .62


         See accompanying notes to Consolidated Financial Statements

                  Success Bancshares, Inc. and Subsidiaries
               Consolidated Statements of Shareholders' Equity
                       December 31, 1996, 1995 and 1994


                                                                                    CLASS A    ADDITIONAL
                                                                    COMMON          COMMON     PAID-IN        RETAINED
                                                                     STOCK           STOCK     CAPITAL        EARNINGS
                                                                   ----------------------------------------------------
                                                                                     (IN THOUSANDS)
Balance at January 1, 1994                                         $     864    $        -    $    2,104    $   2,982
Net income                                                                 -             -             -          263
Issuance of 102,413 shares of common stock                               102             -           559            -
Increase in stock owned by ESOP participants, 9,478 shares                (9)            -             -          (54)
Net change in the fair value of stock owned by ESOP participants           -             -             -          109
Change in unrealized net gain(loss) on securities, net of taxes            -             -             -            -
- -----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                             957             -         2,663        3,300

Net income                                                                 -             -             -          937
Issuance of 16,186 shares of common stock                                 16             -            94            -
Issuance of 40,000 shares of Class A common                                -            40           560            -
Increase in stock owned by ESOP participants, 23,837 shares              (24)            -             -         (123)
Net change in the fair value of stock owned by ESOP participants           -             -             -         (345)
Change in unrealized net loss on securities, net of taxes                  -             -             -            -
- -----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                             949            40         3,317        3,769

Net income                                                                 -             -             -          783
Issuance of 5,658 shares of common stock                                   6             -            39            -
Issuance of 75,500 shares of Class A common stock                          -            76         1,016            -
Series B Preferred stock dividends                                         -             -             -          (81)
Net change in the fair value of stock owned by ESOP Participants           -             -             -         (101)
Change in unrealized net loss on securities, net of taxes                  -             -             -            -
- -----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                       $     955    $      116    $    4,372    $   4,370
=======================================================================================================================

                                                                    UNREALIZED
                                                                     NET GAIN       TOTAL
                                                                    (LOSS) ON   SHARE-HOLDERS'
                                                                    SECURITIES      EQUITY
                                                                   ---------------------------
Balance at January 1, 1994                                         $     326    $   6,276
Net income                                                                 -          263
Issuance of 102,413 shares of common stock                                 -          661
Increase in stock owned by ESOP participants, 9,478 shares                 -          (63)
Net change in the fair value of stock owned by ESOP participants           -          109
Change in unrealized net gain(loss) on securities, net of taxes       (1,621)      (1,621)
- ----------------------------------------------------------------------------------------------
Balance at December 31, 1994                                          (1,295)       5,625

Net income                                                                 -          937
Issuance of 16,186 shares of common stock                                  -          110
Issuance of 40,000 shares of Class A common                                -          600
Increase in stock owned by ESOP participants, 23,837 shares                -         (147)
Net change in the fair value of stock owned by ESOP participants           -         (345)
Change in unrealized net loss on securities, net of taxes                586          586
- ----------------------------------------------------------------------------------------------
Balance at December 31, 1995                                            (709)       7,366

Net income                                                                 -          783
Issuance of 5,658 shares of common stock                                   -           45
Issuance of 75,500 shares of Class A common stock                          -        1,092
Series B Preferred stock dividends                                         -          (81)
Net change in the fair value of stock owned by ESOP Participants           -         (101)
Change in unrealized net loss on securities, net of taxes                130          130
- ---------------------------------------------------------------------------------------------
Balance at December 31, 1996                                       $    (579)   $   9,234
=============================================================================================

See accompanying notes to Consolidated Financial Statements

                   Success Bancshares, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows
                  Years Ended December 31, 1996, 1995 and 1994




                                                                      1996           1995           1994
- -----------------------------------------------------------------------------------------------------------
                                                                               (IN THOUSANDS)
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                       $      783      $     937      $    263
 Adjustments to reconcile net income to net cash
   provided by operating activities
     Premium amortization on
       securities, net of discount accretion                             (49)           (44)          (78)
     Provision for loan losses                                           310            207           250
     Depreciation and amortization                                       623            508           470
     Provision for deferred taxes                                        (88)          (208)           (6)
     Minority interest in income of subsidiary bank                       23             47            58
     Net gains on sales of securities                                      -            (25)          (61)
     Loans originated for sale                                        (5,453)        (9,652)       (4,173)
     Proceeds from sales of loans                                      3,326          9,438         5,000
     Net (gains) losses on sales of loans                               (109)            51           (94)
     Writedown of loans held for sale, transferred to portfolio           74              -           572
     Accretion of loan discount                                          (87)           (62)          (60)
     Deferred loan fees                                                   38             96            18
     Net gain on sales of other real estate owned                          -              -           (21)
     Change in interest receivables and other assets                    (518)           606          (551)
     Change in interest payable and other liabilities                    605             25           210
     Other                                                               256           (310)          (15)
- -----------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities              (266)         1,614         1,782

 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of available-for-sale securities                  -          5,803         4,718
     Proceeds from maturities of available-for-sale securities         3,828          1,231         2,573
     Purchase of available-for-sale securities                        (3,906)        (2,272)       (3,639)
     Proceeds from maturities of held-to-maturity securities           3,171          2,990         4,609
     Purchases of held-to-maturity securities                              -         (1,834)      (11,061)
     Changes in interest-bearing balances with
       financial institutions                                            100            298           464
     Loans made to customers, net                                    (30,218)       (32,112)      (21,105)
     Proceeds from sales of other real estate                              -            366           152
     Premises and equipment expenditures                              (2,889)          (800)         (943)
     Purchase of subsidiary bank common stock                            (25)           (84)          (17)
- -----------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                         (29,939)       (26,414)      (24,249)


                                  (Continued)

                   Success Bancshares, Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows
                  Years Ended December 31, 1996, 1995 and 1994




                                                                              1996                  1995           1994
- --------------------------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
      CASH FLOWS FROM FINANCING ACTIVITIES
        Increase in non-interest bearing deposits                             $     7,428    $     5,916     $    5,683
        Increase in interest bearing deposits                                      10,369         17,222         35,812
        Increase (decrease) in demand notes payable to US Government                1,251           (249)       (2,911)
        Increase (decrease) in securities sold under agreements
          to repurchase                                                             2,387             59          (330)
        Repayments of notes payable                                                (2,015)        (1,690)             -
        Proceeds from notes payable                                                 3,000          1,000          2,000
        Proceeds from Federal Home Loan Bank advances                               4,000          6,000          5,000
        Repayment of Federal Home Loan Bank advances                               (4,798)        (2,300)       (8,000)
        Decrease in Federal funds purchased                                             -              -        (4,000)
        Issuance of convertible subordinated debentures                               755            400             85
        Repayment of subordinated debentures                                            -              -          (315)
        Issuance of common stock                                                    1,137            710            661
        ESOP loan for common shares purchased by ESOP                                   -           (147)          (63)
        Principal payment on ESOP loan                                                 46             26             28
        Dividends paid                                                                (81)             -              -
- --------------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                               23,479         26,947         33,650

- --------------------------------------------------------------------------------------------------------------------------

      Increase (decrease) in cash and cash equivalents                             (6,726)         2,147         11,183

      Cash and cash equivalents at beginning of year                               20,559         18,412          7,229
- --------------------------------------------------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR                                $    13,833    $    20,559     $   18,412
==========================================================================================================================

      Supplemental disclosures of cash flow information
        Cash paid during the year for
          Interest on deposits                                                $     8,647    $     8,784     $    6,337
          Interest on borrowings                                                    1,373          1,144            731
          Income taxes                                                                352            121            (10)

      Selected noncash investing activities (see Notes 3 and 4)
        Other real estate acquired in settlement of loans                     $         -    $       226     $        -

      See accompanying notes to Consolidated Financial Statements

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Success Bancshares, Inc. (the Company), through its subsidiary, Success National Bank (the Bank), provides a full range of financial services to customers through eight locations in the Chicagoland metropolitan area.

(a) Basis of Presentation: The consolidated financial statements of Success Bancshares, Inc. include the accounts of the Company and its majority-owned subsidiary, Success National Bank, and its wholly-owned subsidiary, Success Realty Ventures, Inc. ("Success"). The Company owns 100% of the Bank s preferred stock and approximately 92% of the Bank's common stock. Significant intercompany accounts and transactions have been eliminated in consolidation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for possible loan losses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, noninterest-bearing amounts due from banks, interest-bearing demand balances with banks, and federal funds sold. Generally, federal funds are sold or purchased for one-day periods. Cash flows from loans originated by the Bank and deposits are reported net.

(c) Securities: Securities classified as held-to-maturity are those debt securities the Company has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount which are recognized in interest income using the interest method over the period to maturity. Transfer of debt securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer. The unrealized gain or loss on the date of transfer is retained as a separate component of stockholders equity and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining contractual lives of the securities by the interest method.

    Securities classified as available-for-sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over their contractual lives.


(d) Real Estate Loans Held-for-Sale: Real estate loans held-for-sale are carried at the lower of cost, net of loan fees collected, or fair value in the aggregate. Loans are sold without recourse with servicing retained. Gains and losses from the sale of loans are determined based upon the net proceeds and the carrying value of the loans sold after allocating cost to servicing rights retained. Net unrealized losses are recognized in a valuation allowance by charges to income.



    Transfer of loans held for sale to portfolio are accounted for at the lower of cost or fair value at the date of transfer. The excess of the carrying value over the fair value as of the transfer date is accreted into interest income over the remaining estimated lives of the transferred loans. Cost approximated fair value for loans held for sale as of December 31, 1996 and 1995.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements


- --------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff ("portfolio loans") are stated net of unearned income, deferred loan fees, unaccreted discounts and the allowance for loan losses. Interest on loans is accrued over the term of the loan based on the amount of principal outstanding. For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Interest income is subsequently recognized only to the extent cash payments are received and the principal is considered fully collectible. Discounts are accreted into income over the estimated lives of the loans on a method that approximates the interest method. Loan origination fees and costs are deferred and recognized over the life of the loan as a yield adjustment.

    Because some loans may not be paid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

    Commercial loans less than $100,000, residential real estate mortgages, home equity loans, and installment loans are considered small balance homogenous loan pools for purposes of impairment. All other loans are specifically evaluated for impairment. Loans are considered impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The impairment is measured based on the present value of expected future cash flows, or alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral-dependent and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

(f) Loan Servicing: The Bank generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Bank stratifies its capitalized mortgage servicing rights based on the origination date and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed their fair value.

(g) Premises and Equipment: Buildings, leasehold improvements, furniture, and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred, while major improvements are capitalized.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Income Taxes: The Company files a consolidated income tax return with its subsidiaries. Its share of the consolidated income tax provision is computed on a separate return basis.

    Deferred taxes are provided using the liability method to recognize deferred tax assets for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.
    Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(i) Fair Value of Financial Instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

    Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and these short-term instruments approximate their fair values.

    Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

    Deposit liabilities: The fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand (i.e. the carrying value.) Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    Borrowed funds: The fair value is estimated using a discounted cash flow calculation using the rate currently available for similar term borrowings.

    Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counterparties credit standing. There is no material difference between the notional amount and the estimated fair value of off-balance sheet items which are primarily comprised of commitments to extend credit which are generally priced at market at the time of funding.

(j) Earnings Per Common Share: Primary earnings per share are computed by dividing net income, after deducting any dividends on preferred stock, by the weighted average number of common shares outstanding. Stock options and Series B Preferred Stock are regarded as common stock equivalents and are considered in earnings per share calculations if dilutive. Fully diluted earnings per share assume that the convertible subordinated debt is converted into common stock upon issuance or at the beginning of the year, as applicable, if the debt qualified as common stock equivalents. If the result of the assumed conversion is dilutive, the interest expense on the convertible subordinated debentures is eliminated while the number of common stock shares is increased. In 1996 and 1994, the assumed conversion of the subordinated debt would have had an antidilutive effect.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

- --------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Current Accounting Development:  The Financial Accounting Standards
    Board has issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which becomes effective for transactions occurring after December 31, 1996, except for transactions relating to secured borrowings and collateral for which the effective date is December 31, 1997. The Statement does not permit earlier or retroactive application. The Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interest in the transferred assets is received in exchange. The Statement also establishes standards on the initial recognition and measurement of servicing assets and other retained interests and servicing liabilities, and their subsequent measurement. The statement requires that debtors reclassify financial assets pledged as collateral and that secured parties recognize those assets and their obligation to return them in certain circumstances in which the secured party has taken control of those assets. In addition, the Statement requires that a liability be derecognized only if the debtor is relieved of its obligation through payment to the creditor or by being legally released from being the primary obligor under the liability either judicially or by
    the creditor.   Management does not believe the application of the
    Statement to transactions of the Bank that have been typical in the past will materially affect the Bank s financial position and results of operations.

(l) Prior Year Reclassifications: Certain reclassifications were made to make the 1995 and 1994 financial statements comparable with the 1996 presentation.


NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following at December 31:

                                                                         1996             1995
       ----------------------------------------------------------------------------------------------
                                                                             (In thousands)
       Cash and due from banks                                            $  13,780        $  16,043
       Interest-bearing demand balances with financial institutions              53            3,016
       Federal funds sold                                                         -            1,500
       ----------------------------------------------------------------------------------------------
                                                                          $  13,833        $  20,559
       ==============================================================================================

At December 31, 1996 and 1995, reserves of $2.5 million and $2.4 million, respectively, were required to be held as cash or on deposit with the Federal Reserve Bank of Chicago. These reserves do not earn interest.


NOTE 3 - SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of securities at December 31, 1996 are as follows:

                                                                     Gross         Gross
                                                     Amortized    Unrealized    Unrealized       Fair
                                                        Cost         Gains        Losses        Value
- ----------------------------------------------------------------------------------------------------------
                                                                      (In thousands)
 Securities available-for-sale
   U.S. Treasury                                     $      748    $      6     $        -    $      754
   U.S. Government sponsored entities                     5,846           2           (127)        5,721
   States and political sub-divisions
     exempt from Federal income taxes                     1,565           6            (10)        1,561
   Mortgage-backed securities                             2,568          17              -         2,585
   SBA guaranteed loan participation certificates         4,337           3            (50)        4,290
   Other securities                                         110         126              -           236
- ----------------------------------------------------------------------------------------------------------
                                                     $   15,174    $    160     $     (187)   $   15,147
==========================================================================================================

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements



- -----------------------------------------------------------------------
NOTE 3 - SECURITIES (CONTINUED)

                                                                     Gross         Gross
                                                     Amortized    Unrealized    Unrealized       Fair
                                                        Cost         Gains        Losses        Value
- -----------------------------------------------------------------------------------------------------
                                                                       (In thousands)
 Securities held-to-maturity
   U.S. Treasury                                    $      242    $    3       $      -    $      245
   U.S. Government sponsored entities                   15,368       279           (244)       15,403
   States and political sub-divisions
     Taxable                                             1,845        94              -         1,939
     Exempt from Federal income taxes                    6,906       147            (12)        7,041
   Mortgage-backed securities                            5,804       233              -         6,037
   Other securities                                      2,395         -              -         2,395
- -----------------------------------------------------------------------------------------------------
                                                    $   32,560    $  756       $   (256)   $   33,060
=====================================================================================================


The amortized cost and fair value of securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities of mortgage backed securities and SBA guaranteed loan participation certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                    Available-for-sale              Held-to-maturity
                                                  --------------------           -------------------
                                                  Amortized       Fair           Amortized       Fair
                                                    Cost          Value            Cost         Value
- -----------------------------------------------------------------------------------------------------
                                                                      (In thousands)
 Due in one year or less                            $  2,965      $   2,953    $     702   $      703
 Due after one year through five years                 3,783          3,728        9,987       10,001
 Due after five years through ten years                1,411          1,355       10,444       10,605
 Due after ten years                                     110            236        5,623        5,714
 Mortgage-backed securities and SBA guar-
    anteed loan participation certificates             6,905          6,875        5,804        6,037
- -----------------------------------------------------------------------------------------------------
                                                    $ 15,174      $  15,147    $  32,560   $   33,060
=====================================================================================================


The amortized cost, gross unrealized gains and losses, and fair values of securities at December 31, 1995 are as follows:

                                                                     Gross         Gross
                                                     Amortized    Unrealized    Unrealized       Fair
                                                        Cost         Gains        Losses        Value
- -----------------------------------------------------------------------------------------------------
                                                                       (In thousands)
 Securities available-for-sale
   U.S. Treasury                                    $  1,236      $      15    $      (1)  $    1,250
   U.S. Government sponsored entities                  7,845             19         (221)       7,643
   States and political sub-divisions
     exempt from Federal income taxes                  1,779              6          (16)       1,769
   Mortgage-backed securities                            555              1            -          556
   SBA guaranteed loan participation certificates      4,293             66            -        4,359
   Other securities                                       14             85            -           99
- -----------------------------------------------------------------------------------------------------
                                                    $ 15,722      $     192     $   (238)  $   15,676
=====================================================================================================

 Securities held-to-maturity
   U.S. Treasury                                    $    238      $       8     $      -   $      246
   U.S. Government sponsored entities                 17,719            509         (321)      17,907
   States and political sub-divisions
     Taxable                                           1,845            161            -        2,006
     Exempt from Federal income taxes                  7,174            169          (16)       7,327
   Mortgage-backed securities                          6,384            384            -        6,768
   Other securities                                    1,696              -            -        1,696
- -----------------------------------------------------------------------------------------------------
                                                    $ 35,056      $   1,231     $   (337)  $   35,950
=====================================================================================================

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 3 - SECURITIES (CONTINUED)

Proceeds from sales of securities available-for-sale and realized gross gains and losses in 1996, 1995 and 1994 are as follows:

                                                          1996            1995           1994
        ------------------------------------------------------------------------------------------
                                                                     (In thousands)
        Securities available-for-sale
           Proceeds from sales                           $      -       $   5,803       $  4,718
           Gross gains                                   $      -       $      56       $     61
           Gross losses                                  $      -       $      31       $      -

Securities designated as held-to-maturity with an amortized cost of $2.3 million and with net unrealized gains of $19,000 were transferred to available-for-sale on December 13, 1995. This was a one-time transfer in accordance with the transition provision of Statement 115.

During 1994, $32.7 million of securities available-for-sale were transferred to the held-to-maturity portfolio at their fair value. The securities' amortized cost exceeded fair value at the date of transfer by $1.5 million. Amortization of this unrealized loss was $215,000, $223,000, and $91,000 for 1996, 1995, and
1994, respectively.

Securities with a carrying value of approximately $24.2 and $30.3 million at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.


NOTE 4 - LOANS

Loans at December 31, 1996 and 1995 consisted of the following:

                                                                        1996               1995
      ---------------------------------------------------------------------------------------------
                                                                            (In thousands)
      Commercial                                                    $   58,912        $   45,217
      Residential real estate - mortgage                                41,586            32,880
      Commercial real estate - mortgage                                 43,334            35,347
      Real estate - construction                                        12,282            12,821
      Home equity - first lien                                          21,975            21,485
      Home equity - junior lien                                         21,218            16,335
      Other loans                                                        6,118             8,916
      ---------------------------------------------------------------------------------------------
      Total loans                                                    205,425             173,001

      Less
      Unearned discount                                                   (2)               (3)
      Deferred loan fees                                                 (261)              (223)
      Unaccreted discount resulting from loss on transfer of
         loans from held for sale to portfolio                           (438)              (451)
      Allowance for loan losses                                        (1,425)            (1,189)
      ---------------------------------------------------------------------------------------------
      Net loans                                                    $  203,299         $  171,135


In 1996 and 1994, real estate loans held-for-sale with carrying value of approximately $2.2 million and $9.7 million, respectively, were transferred to portfolio. Losses of $74,000 and $572,000 were recognized for the difference between fair value and cost basis on the transferred loans, in 1996 and 1994, respectively.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 4 - LOANS (CONTINUED)

Activity in the allowance for loan losses is summarized below:

                                                                   1996           1995           1994
- ----------------------------------------------------------------------------------------------------------
                                                                             (In thousands)
 Balance at beginning of year                                 $    1,189      $   1,000      $     855
 Provision for loan losses                                           310            207            250
 Recoveries on loans previously charged-off                            4              1             34
 Loans charged-off                                                   (78)           (19)          (139)
- ----------------------------------------------------------------------------------------------------------
 Balance at end of year                                       $    1,425      $   1,189      $   1,000
==========================================================================================================

Impaired loan information as of and for the years ended December 31, 1996 and 1995 is as follows:

                                                                        1996               1995
- ----------------------------------------------------------------------------------------------------------
                                                                            (In thousands)
      Impaired loans for which an allowance has been provided     $     100          $     795
      Impaired loans for which no allowance has been provided           350                  -
      ----------------------------------------------------------------------------------------------------
      Total loans determined to be impaired                       $     450          $     795
      ====================================================================================================
      Allowance provided for impaired loans, included in the
      allowance for loan losses                                   $       3          $      17
      ====================================================================================================
      Average recorded investment in impaired loans               $     694          $     990
      Interest income recognized from impaired loans              $     101          $     118
      Cash basis interest income recognized from impaired         $      94          $      81
         loans

As of December 31, 1994, the accrual of interest was discontinued on loans in the amount of $258,000. If these loans had been current in accordance with their original terms, additional gross income in the amount of $10,000 would have been recorded in 1994.

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation by the Company are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $53.4 and $55.2 million at December 31, 1996 and 1995, respectively.

Mortgage servicing rights in the amounts of $79,000 and $128,000 were capitalized during the years ended December 31, 1996 and 1995, respectively. Amortization of mortgage servicing rights was $101,000 and $21,000 in 1996 and 1995, respectively. As of December 31, 1996 and 1995 the valuation allowance for mortgage servicing rights was none and $12,000, respectively.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31, 1996 and 1995:

                                                                          1996              1995
- ---------------------------------------------------------------------------------------------------------
                                                                              (In thousands)
        Land                                                            $      2,454      $  2,154
        Building and leasehold improvements                                    4,458         2,916
        Furniture and equipment                                                3,167         2,121
        -------------------------------------------------------------------------------------------------
            Total cost                                                        10,079         7,191
        Less accumulated depreciation and amortization                         3,030         2,408
        -------------------------------------------------------------------------------------------------
            Net book value                                              $      7,049      $  4,783
        =================================================================================================

The Company has agreed to acquire two branch buildings from another financial institution in 1997 for $1.2 million.

                  Success Bancshares, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements





NOTE 6 - DEPOSITS

Deposits at December 31 are summarized as follows:

                                                         1996           1995
    ----------------------------------------------------------------------------
                                                              (In thousands)
      Demand deposits:
        Interest-bearing                               $   47,620     $  43,797
        Non-interest-bearing                               42,596        35,168
    ----------------------------------------------------------------------------
          Total demand deposits                            90,216        78,965
      Savings                                              19,022        17,993
      Money market                                         34,486        33,684
      Other deposits                                       22,696        27,321
      Time:
        Due within one year                                50,477        52,849
        Due within one to two years                        18,269         6,132
        Due within two to three years                       5,878         2,764
        Due within three to four years                      1,479         4,815
        Due within four to five years                       1,980         1,503
        Due thereafter                                        602         1,282
    ----------------------------------------------------------------------------
      Total time deposits                                  78,685        69,345
    ----------------------------------------------------------------------------
      Total deposits                                   $  245,105     $ 227,308
================================================================================


Time deposits in amounts of $100,000 or more were approximately $29.9 million and $26.0 million at December 31, 1996 and 1995, respectively.

Interest expense on deposits for the years ending December 31 is summarized as follows:

                                            1996           1995          1994
    ----------------------------------------------------------------------------
                                                    (In thousands)
      Interest-bearing demand              $ 1,200        $ 1,062       $   853
      Savings                                  606            589           736
      Money market                           1,357          1,472           988
      Other deposits                         1,224          1,561           603
      Time                                   4,245          4,087         3,252
    ----------------------------------------------------------------------------
                                           $ 8,632        $ 8,771       $ 6,432
================================================================================


NOTE 7 - BORROWING ARRANGEMENTS

Note payable at December 31, 1996 and 1995 is comprised of a $8.0 million revolving line of credit with Cole Taylor Bank with interest at the prime rate (8.25% at December 31, 1996) payable quarterly, maturing June 15, 1997.

Borrowings under the line of credit are limited to 50% of the Bank's shareholders' equity. Proceeds of borrowings under the line of credit may only be used to acquire or carry stock of one or more subsidiary banks. The revolving line of credit is secured by the common and preferred stock of the Bank owned by the Company.

The Bank can also borrow from the Federal Reserve Bank ("FRB") up to 75% of loans pledged to the FRB. As of December 31, 1996 and 1995, there were no loans pledged to the FRB and there were no borrowings outstanding at either date.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 8 - FEDERAL HOME  LOAN BANK ADVANCES

At December 31, 1996 and 1995, advances from the Federal Home Loan Bank of Chicago ("FHLB") were as follows:

                                                                     Advance Amount
             Maturity           Interest       Frequency of    ---------------------------
               Date               Rate       Rate Adjustment       1996             1995
      -------------------------------------------------------------------------------------
                                                                        (In thousands)
        November, 1996            5.72%            Fixed         $       -        $   2,000
        November, 1997            5.66%            Fixed             2,000            2,000
        May, 2002 (1)             6.83%            Fixed             1,869            1,950
        February, 2003 (1)        5.65%            Fixed             1,283                -
      -------------------------------------------------------------------------------------
                                                                 $   5,152        $   5,950
      =====================================================================================


(1)  This is a 15 year amortizing advance with a seven year balloon.

The Bank maintains a collateral pledge agreement with the FHLB covering secured advances. Under this agreement, first mortgages on improved residential property not more than 90 days delinquent are pledged as collateral. Total loans pledged to secure advances at December 31, 1996 and 1995 were approximately $14.6 million and $17.8 million, respectively.


NOTE 9 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are overnight repurchase agreements with customers of the Bank and consist of primarily U.S. government sponsored entity obligations.

The securities underlying the agreements are book-entry securities. During the period, the securities were delivered by appropriate entry into a third-party custodian's account designated by the Bank under a written custodial agreement that explicitly recognizes the customer's interest in the securities. At December 31, 1996, no material amount of agreements to repurchase securities sold were outstanding with any individual customer. Securities sold under agreements to repurchase averaged $4.1 million and $3.2 million during 1996 and 1995, respectively, and the maximum amounts outstanding at any month-end during 1996 and 1995 were $4.6 million and $5.3 million, respectively. The weighted average rate paid during 1996 and 1995 was 4.20% and 4.99%, respectively, and the weighted average rate at the end of 1996 and 1995 was 4.23% and 4.44%.

NOTE 10 - CONVERTIBLE SUBORDINATED DEBENTURES

In 1992, the Company issued $2.2 million of ten year 9% convertible subordinated debentures (the debentures). The debentures pay interest semi-annually. The debentures are convertible at any time prior to maturity into Class A common stock at $12.75 per share. The Company can redeem the debentures (a) without paying a premium if the book value per share of the Company's common stock equals or exceeds the conversion price; or (b) with a premium of between 10% and 2% depending on the redemption date.

In November 1995, the Company began a private placement of units consisting of $4,000 principal amount of ten year convertible subordinated notes (the Notes) and 400 shares of Class A Common Stock. The interest on the notes is payable semi-annually. The rate on the notes is 15% for notes in denominations less than $100,000 and 17% for notes of $100,000 or more. The notes are convertible at any time prior to maturity into Class A common stock at $23.50 per share. The Company can redeem the notes (a) two years after issuance without paying a premium if the book value per share of the Company s common stock equals or exceeds the conversion price; or (b) with a premium of between 5% and 1% depending on the redemption date.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 10 - CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)

The following table summarizes the debentures and notes outstanding at December 31, 1996 and 1995:

                                                                        1996             1995
        ------------------------------------------------------------------------------------------
                                                                            (In thousands)
            9% Debentures                                              $    2,012       $    2,012
            15% Notes                                                         235                -
            17% Notes                                                         920              400
        ------------------------------------------------------------------------------------------
                                                                       $    3,167       $    2,412
        ==========================================================================================



NOTE 11 - SHAREHOLDERS' EQUITY AND CAPITAL STANDARDS

The preferred stock is cumulative and nonconvertible. Dividends are payable quarterly based on the average prime rate in effect during the quarter. There were no shares of preferred stock outstanding at December 31, 1996 or 1995.

The Series B preferred stock is noncumulative and each share is convertible into one share of common stock. Dividends are payable quarterly at a rate established by the Company's board of directors. All outstanding shares are held by the Company s Employee Stock Ownership Plan.

Class A common stock carries a voting power of 1/20th of the original common stock and requires a dividend of 115% of any dividend paid on the original common stock.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company s financial statements. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting principles. The capital classifications are also subject to qualitative judgments by the regulators about risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined) ("leverage ratio") and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined). Management believes that as of December 31, 1996 the Company and the Bank met all capital adequacy requirements to which they were subject. As of December 31, 1996, the most recent notification from the corresponding regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be considered well capitalized, under this framework, the Bank must maintain minimum leverage, Tier I and Total Capital ratios as set forth in the following table. There are no conditions or events since the notification that management believes has changed the Bank's category.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 11 - SHAREHOLDERS  EQUITY AND CAPITAL STANDARDS (CONTINUED)

The required ratios and the Company's actual ratios at December 31, 1996, are presented below:

                                                                                              To Be Well
                                                                                           Capitalized Under
                                                                       For Capital         Prompt Corrective
                                                    Actual           Adequacy Purposes     Action Provisions
- --------------------------------------------------------------------------------------------------------------
                                               Amount     Ratio      Amount     Ratio      Amount     Ratio
- --------------------------------------------------------------------------------------------------------------
                                                             (Dollars in thousands)
As of December 31, 1996
Total Capital (to Risk Weighted Assets):
     Consolidated                           $   14,475   8.0%       $   14,481   8.0%           N/A
     Bank                                       20,207  11.2            14,471   8.0        $   18,088   10.0%
Tier 1 Capital (to Risk Weighted Assets):
     Consolidated                               11,203   6.2             7,240   4.0            N/A
     Bank                                       18,782  10.4            7,235    4.0            10,853    6.0%
Tier 1 Capital (to Average Assets):
     Consolidated                               11,203   4.4             7,688   4.0            N/A
     Bank                                   $   18,782   7.3%       $    7,673   4.0%       $   12,788    5.0%

Banking regulations limit the amount of dividends that the Bank may pay without the prior approval of regulatory authorities. As of December 31, 1996, approximately $1,003,000 of the Bank's retained earnings were available for dividends without prior regulatory approval. In addition, the Company's debt agreement with its lending institution requires the Bank to maintain minimum capital requirements which serve to limit dividends from the Bank. Under the debt agreement, the Company and the Bank are required to maintain minimum capital of $7.5 million and $14 million, respectively, and minimum Tier I capital to assets ratios of 3% and 6%, respectively. The Company's and Bank's capital levels exceed these requirements. The debt agreement imposes a more restrictive dividend limitation on the Bank than the banking regulations. The debt agreement also requires the Bank to maintain an allowance for loan losses of at least 7/10ths of 1% of total loans. In addition, the Bank's allowance for loan losses must be at least 100% of the Bank's nonperforming loans. Nonperforming loans and other real estate are also limited under the agreement to 20% of the Bank's capital. The Bank may not declare a dividend, other than for the purpose of the Company's debt service, without the written consent of Cole Taylor Bank. The Company cannot declare cash dividends or acquire any of its own stock without the written consent of Cole Taylor Bank.


NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains an Employee Stock Ownership Plan ("ESOP"), which also has a 401(k) feature. The ESOP covers substantially all employees of the Bank.
The ESOP is internally leveraged. Loans from the Company to the ESOP to acquire Company stock are recorded as a reduction of shareholders' equity. At December 31, 1996 and 1995, the fair value of unearned ("suspense") ESOP shares is not materially different from the Company's loan to the ESOP. Suspense shares are released and allocated to participants as the ESOP s debt to the Company is repaid. Employer contributions, including any matching contribution for the 401(k) provision, are made at the discretion of the Bank's Board of Directors. Contributions to the ESOP, which are not materially different from the fair value of shares allocated to participants, were funded through dividends on the Series B preferred stock during 1996. The fair value of dividends paid on suspense shares was not material and was charged to retained earnings. Preferred dividends of $81,000 were paid in 1996. During 1995 and 1994, contributions of $72,000 and $50,000, respectively, were charged to compensation expense.

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

Shares of the Company's stock held by the ESOP as of December 31, 1996 and 1995, are shown in the following table. The allocated and unallocated shares as of December 31, 1996 are approximations, as the 1996 participant allocation has not yet been completed.
1995

                                                                             1996               1995
      ---------------------------------------------------------------------------------------------------
      Shares allocated to participants                                      41,881             63,897
      Suspense (unallocated) shares                                         12,908             29,257
      ---------------------------------------------------------------------------------------------------
      Total ESOP Shares                                                     54,789             93,154
      ===================================================================================================


A participant or beneficiary who receives a distribution of Company stock from the ESOP has the right to require the Company, or the ESOP if the plan administrator so elects, to purchase the shares at fair value within sixty days of the distribution.

The Securities and Exchange Commission's Accounting Series No. 268 requires that to the extent there are conditions (regardless of their probability of occurrence) whereby holders of equity securities may demand cash in exchange for their securities, the Company, must reflect the maximum possible cash requirements related to those securities outside of stockholders' equity. Accordingly, the Series B preferred stock and common stock owned by ESOP participants is reflected on the accompanying balance sheet at its fair value.


NOTE 13 - STOCK OPTIONS

In the past, the Company's Board of Directors has granted nonqualified options to various members of senior management. The outstanding stock options may be exercised at any time by the respective officers through a period ending three years after termination of employment with the Bank or the Company. There were no such options granted during 1996 or 1995.

In 1995, the Company adopted a qualified incentive stock option plan for senior officers of the Company with options to be granted at the fair value of the stock as estimated by the Company's Board of Directors at the date of grant. Under this plan, 170,000 shares of authorized but unissued common stock are reserved for the granting of options. Vesting of the options is determined by the Board of Directors and typically is over a period not exceeding four years. Options must be exercised within ten years after the date of grant. The following table summarizes data concerning stock options:

                                                                                          Weighted
                                                  Common Shares       Option Price         Average
                                                   Under Option        Per Share       Exercise Price
      ----------------------------------------------------------------------------------------------------
      Outstanding, December 31, 1993 & 1994               118,490      $1.82 - $6.09       $   4.68
      ----------------------------------------------------------------------------------------------------
      Granted                                              38,250              $6.18       $   6.18
      ----------------------------------------------------------------------------------------------------
      Outstanding, December 31, 1995                      156,740      $1.82 - $6.18       $   5.04
      ----------------------------------------------------------------------------------------------------
      Canceled                                             (3,400)             $6.09       $   6.09
      ----------------------------------------------------------------------------------------------------
      Outstanding, December 31, 1996                      153,340      $1.82 - $6.18       $   5.02
      ====================================================================================================


At December 31, 1996, there are options exercisable for 127,840 shares at a weighted average price of $4.79.

Grants under the plan are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for incentive stock option grants under the stock option plan. Had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards, reported income and earnings per common share would have been reduced to the pro forma amounts shown on the following page:

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements





NOTE 13 - STOCK OPTIONS (CONTINUED)

                                                                 1996           1995            1994
- ----------------------------------------------------------------------------------------------------
Net income applicable to common stock (In thousands):
 As reported                                                 $    702       $     937      $     263
 Pro Forma                                                   $    702       $     904      $     263
Primary earnings per common share:
 As reported                                                 $   0.66       $    0.89      $     .25
 Pro Forma                                                   $   0.66       $    0.86      $     .25
Fully diluted earnings per common share:
 As reported                                                 $   0.66       $    0.86      $     .25
 Pro Forma                                                   $   0.66       $    0.84      $     .25


The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the year ended December 31, 1995; dividend yield of 0% for the period; expected volatility of 0% for the period; risk free rate of return of 5.88%; and, expected life of 4 years.

Under the provisions of Statement No. 123, pro forma net income reflects only options granted in 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered.

The Company's Board of Directors has authorized each director to purchase up to 17,000 shares of the Company s $1 par value common stock per year. The purchase price of the stock is its book value as of the end of the prior month. This authorization must be renewed annually, and shares which are not purchased in any year expire as of December 31 of that year.


NOTE 14 - INCOME TAXES

The deferred tax assets and liabilities consist of the following components as of December 31, 1996 and 1995:

                                                                          1996              1995
     -------------------------------------------------------------------------------------------
                                                                              (In thousands)
        Deferred tax assets:
        Allowance for loan losses                                      $     402            $   311
        Securities available for sale                                        398                488
        Deferred loan fees                                                   142                111
        Premises and equipment                                                50                  -
        Stock options                                                         12                 12
        Loans                                                                170                175
        Alternative minimum tax credit carryforward                            -                 21
     ----------------------------------------------------------------------------------------------
                                                                           1,174              1,118
     ----------------------------------------------------------------------------------------------
        Deferred tax liabilities:
        Premises and equipment                                                 -                 63
        State income taxes                                                    27                 27
        Loans - tax mark to market                                           159                 40
        Mortgage servicing rights                                             33                 36
        Other                                                                 21                 16
     ----------------------------------------------------------------------------------------------
                                                                             240                182
     ----------------------------------------------------------------------------------------------
        Net deferred tax assets                                        $     934            $   936
     ==============================================================================================

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements




NOTE 14 - INCOME TAXES (CONTINUED)

No valuation allowance was considered necessary.

Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994, consists of the following:

                                                                 1996           1995            1994
- --------------------------------------------------------------------------------------------------------
                                                                           (In thousands)
 Current                                                     $     321      $      468     $     (176)
 Deferred                                                          (88)           (208)            (6)
- --------------------------------------------------------------------------------------------------------
                                                             $     233      $      260     $     (182)
========================================================================================================


Reconciliations of income tax expense (benefit) computed at the statutory federal income tax rate to the Company s income tax expense (benefit) for the years ended December 31, 1996, 1995, and 1994, are as follows:

                                                                 1996           1995            1994
- -------------------------------------------------------------------------------------------------------
                                                                           (In thousands)
 Income tax expense at statutory rate                        $    345       $    407       $      28
 Increase (decrease) in income taxes resulting from:
 State income taxes, net of federal tax benefit                    21             13            (37)
 Nontaxable interest income (net of disallowed expenses)         (141)          (178)          (197)
 Other                                                              8             18              24
- -------------------------------------------------------------------------------------------------------
                                                             $    233       $    260       $   (182)
=======================================================================================================



NOTE 15 - COMMITMENTS, CONTINGENCIES AND CREDIT RISK

Credit risk: The Company makes loans to, and obtains deposits from, customers primarily in Lake County, Cook County, DuPage County, and McHenry County, Illinois and surrounding areas. Most loans are secured by specific items of collateral, including residential and commercial real estate and other business and consumer assets. Collateral held varies but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; income-producing commercial properties; residential real estate; accounts receivable; and property, plant and equipment. The loan portfolio includes concentration of loans for the long-term care industry. At December 31, 1996 the Bank had $10.2 million of commitments to customers in the long-term care industry, with $2.9 million drawn and outstanding. Credit losses arising from these lending transactions compare favorably with the Bank's credit loss experience on its portfolio as a whole.

Financial instruments with off-balance sheet risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans, standby letters of credit, and unused lines of credit. The Company s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amounts of the instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

At December 31, 1996 and 1995, the contract amount of these financial instruments is summarized as follows:

                                                                                    1996             1995
- ------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)
        Financial instruments whose contract amount represents credit risk
           Unused home equity lines of credit                                   $  45,195             $  39,319
           Unused commercial and other consumer lines of credit                    33,531                25,780
           Standby letters of credit                                                1,808                 1,529
           Commitments to make loans                                                5,199                10,258

                  Success Bancshares, Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements


- --------------------------------------------------------------------------------

NOTE 15 - COMMITMENTS, CONTINGENCIES AND CREDIT RISK (CONTINUED)

Since many commitments to make loans expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management s credit evaluation of the borrower, and may include commercial and residential real estate and other business and consumer assets.

Litigation: From time to time, the Company and the Bank are involved in litigation, both as a defendant and as a plaintiff. Management believes that the ultimate liability from such actions, if any, will not have a material effect on the financial condition of the Company or the Bank.

Lease Commitments: The Bank leases branch facilities under noncancelable operating lease agreements. Rent expense for branch facilities was $322,000, $246,000, and $112,000 in 1996, 1995 and 1994, respectively, excluding taxes, insurance and maintenance. The branch facilities are charged for their proportionate share of taxes, insurance and maintenance costs plus monthly rent. The minimum rental commitments, not including taxes, insurance and maintenance, at December 31, 1996 under the leases are summarized below:

          1997                                          $   202,170
          1998                                              144,540
          1999                                               98,640
          2000                                               98,640
          2001                                               90,724
          2002 and thereafter                                59,668
         -----------------------------------------------------------
             Total                                      $   694,382
         ===========================================================



NOTE 16 - RELATED PARTY TRANSACTIONS

In the normal course of business, certain executive officers, directors, and companies with which they are affiliated have borrowed funds from the Bank. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The activities in total loans during 1996 is as follows (In thousands):

          Balance as of January 1, 1996                $     1,438
          New loans                                          1,009
          Repayments                                          (394)
         -----------------------------------------------------------
          Balance as of December 31, 1996              $     2,053
         ===========================================================

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of financial instruments at December 31, 1996 and 1995, are as follows:

                                                  1996                           1995
   ------------------------------------------------------------------------------------------
                                         Carrying                     Carrying
                                          Amount      Fair Value       Amount     Fair Value
   ------------------------------------------------------------------------------------------
                                                         (In thousands)
     Financial assets:
       Cash and cash equivalents        $  13,833    $   13,833     $   20,559    $  20,559
       Investment securities               47,707        48,207         50,732       51,626
       Loans held-for-sale                    117           117            203          203
       Loans                              203,416       203,043        171,135      173,219

     Financial liabilities:
       Deposits                         $ 245,105    $  245,865     $  227,308    $ 228,127
       Borrowed funds                      18,975        19,719         14,395       14,087

                   Success Bancshares, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements




NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 1996.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company s overall interest rate risk.


NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION

Presented below are the condensed balance sheets as of December 31, 1996 and 1995 and statements of income and statements of cash flows for the years ended December 31, 1996, 1995, and 1994 for Success Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS

                                                                 1996               1995
- -------------------------------------------------------------------------------------------
                                                                    (In thousands)
 ASSETS
 Cash on deposit with subsidiary bank                         $       388        $       15
 Investment in subsidiaries                                        17,496            14,052
 Other assets                                                         374               487
- -------------------------------------------------------------------------------------------
                                                              $    18,258        $   14,554
===========================================================================================
 LIABILITIES AND SHAREHOLDERS'  EQUITY
 Note payable                                                 $     4,815        $    3,830
 Note payable - Success Realty Ventures, Inc.                         105               105
 Subordinated convertible debt                                      3,167             2,412
 Other liabilities                                                     71               122
- -------------------------------------------------------------------------------------------
    Total liabilities                                               8,158             6,469
 Stock owned by ESOP participants, net of ESOP loan                   866               719
 Shareholders  equity                                               9,234             7,366
- -------------------------------------------------------------------------------------------
                                                              $    18,258        $   14,554
===========================================================================================

                         CONDENSED STATEMENTS OF INCOME

                                                                 1996           1995            1994
- -----------------------------------------------------------------------------------------------------
                                                                           (In thousands)
 Operating income
   Dividends from subsidiary bank                             $       949     $      830    $     494
   Interest and other income                                           32             47           33
- -----------------------------------------------------------------------------------------------------
                                                                      981            877          527

 Operating expenses
   Interest                                                             695            640        424
   Other expense                                                        126            100        102
- -----------------------------------------------------------------------------------------------------
                                                                        821            740        526
- -----------------------------------------------------------------------------------------------------
   INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
   INCOME OF SUBSIDIARIES                                               160            137          1
   Income tax benefit                                                   319            263        189
- -----------------------------------------------------------------------------------------------------
                                                                        479            400        190
   INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES
   Equity in undistributed income of subsidiaries                       304            537         73
- -----------------------------------------------------------------------------------------------------
 NET INCOME                                                   $         783   $        937    $   263
=====================================================================================================

                   SUCCESS BANCSHARES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------

NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                              1996           1995            1994
- ---------------------------------------------------------------------------------------------------
                                                                        (IN THOUSANDS)
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                               $   783        $    937       $    263
  Adjustments to reconcile net income to net cash from
   operating activities
    Equity in undistributed income of subsidiaries            (304)           (537)           (73)
    Change in other assets and liabilities                      62             (67)          (116)
    Other                                                       15               -              -
- ---------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                556             333             74

 CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiary bank stock                         (3,025)         (1,084)        (2,032)
- ---------------------------------------------------------------------------------------------------
      Net cash used in investing activities                 (3,025)         (1,084)        (2,032)

 CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in:
    Subordinated debt                                          755             400           (230)
    Repayment of note payable                               (2,015)         (1,690)             -
    Proceeds from note payable                               3,000           1,000              -
    Notes payable to subsidiary                                  -             105          1,910
    (Payment from) loan to ESOP                                 46            (122)           (35)
  Dividends on Series B preferred stock                        (81)              -              -
  Issuance of common stock                                   1,137             710            661
- ---------------------------------------------------------------------------------------------------
      Net cash provided by financing activities              2,842             404          2,306
- ---------------------------------------------------------------------------------------------------

 Increase (decrease) in cash                                   373            (347)           348

 Cash at beginning of year                                      15             362             14
- ---------------------------------------------------------------------------------------------------

 CASH AT END OF YEAR                                      $    388        $     15       $    362
===================================================================================================



NOTE 19 - SUBSEQUENT EVENTS

On July 23, 1997, the Company approved a 1.7 for 1 stock split effective July 30, 1997, on common shares. All references in the accompanying financial statements to the number of common shares and per common share amounts have been retroactively restated to reflect the stock split.


NOTE 20 -    PRO FORMA EARNINGS PER SHARE CALCULATIONS (UNAUDITED)


As of the closing date of the Company's offering of up to 1,380,000 shares of Common Stock registered with the Securities and Exchange Commission on a Form S-1 Registration Statement (File No. 333-32561), substantially all of the aggregate outstanding principal amount of the Company's 9% Convertible Subordinated Debentures and 15% and 17% Convertible Subordinated Notes will be converted into shares of Common Stock.


Additionally, each of the 115,500 shares of Class A Common Stock was converted into .8749 shares of Common stock effective July 24, 1997.


Accordingly, the Pro Forma Earnings Per Common Share calculations reflect the effect of these transactions.

No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or EVEREN Securities, Inc. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date of this Prospectus or that the information contained herein is correct as of any date subsequent to the date of this Prospectus.



                              TABLE OF CONTENTS

                                                           Page
                                                           ----
                  Prospectus Summary ....................    3
                  Risk Factors ..........................   10
                  Use of Proceeds .......................   15
                  Dividend Policy .......................   15
                  Capitalization ........................   16
                  Dilution ..............................   17
                  Terms of the Offering .................   19
                  Business ..............................   23
                  Selected Consolidated Financial Data ..   30
                  Management's Discussion and Analysis of
                    Financial Condition and Results of
                    Operations ..........................   33
                  Management ............................   56
                  Certain Transactions ..................   60
                  Principal Shareholders ................   61
                  Supervision and Regulation ............   62
                  Description of Capital Stock ..........   68
                  Shares Eligible for Future Sale .......   72
                  Legal Matters .........................   73
                  Experts ...............................   73
                  Available Information .................   73
                  Financial Statements ..................  F-1





     Until 25 days after the execution of the Public Offering Acknowledgment, all dealers effecting transactions in the Securities, whether or not participating in this Offering, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.







                                1,200,000 SHARES


                                     [Logo]

                                  COMMON STOCK



                                   PROSPECTUS

                            EVEREN SECURITIES, INC.



                              _____________, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with this offering are as set forth in the following table.


SEC registration fee .................................     $   5,227
NASD filing fee ......................................         2,225
Nasdaq National Market application fee ...............        18,696
Reimbursable Selling Agent Expenses ..................       100,000
Printing and engraving expenses ......................        80,000
Accounting fees and expenses .........................        65,000
Legal fees and expenses ..............................       225,000
Registrar and Transfer Agent fees ....................         2,500
Miscellaneous ........................................       156,579
                                                            --------
         Total .......................................     $ 650,000
                                                            ========



__________________
     All amounts except the SEC registration fee, the NASD filing fee, the Nasdaq National Market application fee and the Reimbursable Selling Agent Expenses are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.



     Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expense that such officer or director actually and reasonably incurred.


     The Company's Certificate of Incorporation limits the personal liability of directors to the fullest extent permitted by Delaware law. In addition, the Company's Certificate of Incorporation and By-laws provide that the Company shall to the fullest extent permitted by Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any and all expenses, liabilities or other matters referred to or covered by Delaware law, which were reasonably incurred by such person. This indemnification is in addition to any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation, By-laws, any agreement or notice of shareholders or disinterested directors.

     The Company's Certificate of Incorporation and By-laws also permit it to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law, the Certificate of Incorporation or By-laws would permit indemnification. The Company does not have any separate indemnification agreements with its directors or officers.

     The description of Delaware law is not intended to be complete. The description of the Company's Certificate of Incorporation and its By-laws is not intended to be complete and is respectively qualified in its entirety by such Certificate and By-laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the three-year period ended August 1, 1997, the Company issued and sold 39,434 shares of Common Stock at an average exercise price of $7.72 per share (after giving effect to the stock split) to its Directors pursuant to the exercise of stock options granted as part of its Director Stock Option Program. The shares of Common Stock were issued pursuant to the Section 4(2) private placement exemption from the Securities Act.


     During the period beginning in November, 1995, and ended in June, 1996, the Company issued and sold 288.5 Units at a purchase price of $10,000 per Unit to 21 purchasers. Each Unit consisted of 400 shares of Class A Common Stock and $4,000 principal amount of 15% or 17% Convertible Subordinated Notes (264,145 shares of Common Stock after giving effect to the stock split and the Reorganization). The Units were issued and sold primarily to accredited investors as well as a limited number of non-accredited investors pursuant to the Section 4(2) private placement exemption from the Securities Act in accordance with Regulation D.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See Exhibit Index on page E-1 which is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered ) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee."

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 of this Registrant Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 5, 1997.


                                            SUCCESS BANCSHARES, INC.


                                            By: //Saul D. Binder//
                                               -----------------------------
                                                Saul D. Binder
                                                President and Chief Executive
                                                Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 5, 1997, by the following persons in the capacities indicated.



       SIGNATURES                      TITLE
       ----------                      -----
                                     President
                                        and
//Saul D. Binder//            Chief Executive Officer
- ------------------         (Principal Executive Officer)
Saul D. Binder

//Steven A. Covert//       Executive Vice President and
- --------------------          Chief Financial Officer
Steven A. Covert             (Principal Financial and
                                Accounting Officer)

//Charles G. Freund//*
- ----------------------               Director
Charles G. Freund

//Avrom Goldfeder//*
- --------------------                 Director
Avrom Goldfeder

//Samuel D. Kahan//*
- --------------------                 Director
Samuel D. Kahan

//Sherwin Koopmans//*
- ---------------------                Director
Sherwin Koopmans

//George M. Ohlhausen//*
- ------------------------             Director
George M. Ohlhausen

//Norman D. Rich//*
- -------------------                  Director
Norman D. Rich

*By:   //Saul D. Binder//
    ---------------------
     Saul D. Binder
     Attorney-In-Fact


                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER               EXHIBIT TITLE
 -------               -------------

    1.1*  Form of Agency Agreement.

    3.1   Second Restated Certificate of Incorporation of the Company.

    3.2   By-laws of the Company.

    5.1*  Opinion of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C.

   10.1   $8 million Business Loan Agreement between Success Bancshares, Inc. and
          Cole Taylor Bank

   10.2   1995 Success Bancshares, Inc. Employee Stock Option Plan.

   10.3   Employment Agreement between the Company and Saul D. Binder.

   10.4   Executive Severance Agreement between the Company and Steven A. Covert.

   10.5   Lease with respect to Lincolnwood branch banking facility (October, 1991).

   10.6   Lease with respect to Lincoln Park branch banking facility (April, 1993).

   10.7   Lease with respect to Northbrook branch banking facility (December, 1994).

   10.8   Lease with respect to Deerfield/Riverwoods branch banking facility
          (September, 1995).

   11.1*  Statement re: earnings per share.

   16.1*  Letter of Crowe, Chizek and Company LLP re: change in certifying accountant.

   21.1   Subsidiaries of the Company.

   23.1*  Consent of McGladrey & Pullen LLP.

   23.2*  Consent of Crowe, Chizek and Company LLP.

   23.3*  Consent of Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C.
          (included as part of Exhibit 5.1).

   24.1   Power of Attorney (included on signature page of the Registration Statement on Form
          S-1).

   27.1   Financial Data Schedule.

   99.1*  Form of Subscription and Community Offering Stock Order Form and
          Certificate Form.

   99.2*  Mock-up of Company's Web pages relating to marketing of its Common
          Stock.



_________________________
*Exhibits marked with an asterisk are filed herewith. All other listed exhibits were filed with the Form S-1 Registration Statement (File No. 33-32561) filed with the Commission on July 31, 1997.


                                      E-1